
12027912

NEWS CORP.

ANNUAL REPORT 2012


News Corporation


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THE WALL STREET JOURNAL.
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THE WALL STREET JOURN

A LETTER FROM Rupert Murdoch

FOR THE SECOND YEAR IN A ROW, WE HAVE IN 2012 BROUGHT OUR STOCKHOLDERS DOUBLE-DIGIT GROWTH

It takes no special genius to post good earnings in a booming economy. It's the special company that delivers in a bad economic environment.

At a time when the U.S. has been weighed down by its slowest recovery since the Great Depression, when Europe's currency threatens its union and, I might add when our critics flood the field with stories that refuse to move beyond the misdeeds at two of our papers in Britain, I am delighted to report something about News Corporation you might not know from the headlines: In 2012, for the second year in a row, we have brought our stockholders double-digit growth in total segment operating income.



Rupert Murdoch, Chairman and Chief Executive Officer
News Corporation

We accomplished this because we do not consider ourselves a conventional company. A conventional company tends to sit back on the business models that worked for it in the past. Our corporate culture at News Corp. is very different. We know that business models that work today may be obsolete tomorrow, so we are always investing in the next generation – especially when our established models are doing well. Another way of putting it is this: The growth in earnings that we report today is the result of tough and sometimes unpopular decisions we took in the past.

We've just made another one of those big decisions. In June, I announced the Board's approval to pursue a change that will take one of the largest and most successful media enterprises in the world and transform it into two separate, publicly traded companies – one focused on news, publishing and education, the other on media and entertainment. Here's why: For all the success we have had in building this company (the value of our stock, for example, has increased nearly 25 percent in the last 12 months alone), I believe News Corporation is still undervalued. Our aim is to unlock more value for our stockholders and enable each company to better deliver on its promises to its customers across the globe.

The publishing company will consist of our news and publishing groups, as well as our groundbreaking digital education group. In sum, we have the minds and we have the assets. While most thinking about newspapers remains stuck on newsprint, we regard our papers as trusted brands that distribute news and views across dozens of different platforms, 24 hours a day. By realigning and re-organizing, we intend to take advantage of the opportunities before us by expanding what we offer and the ways we offer it.

I know it is fashionable these days to dismiss publishing, especially newspapers. Elites in particular look down on the popular press, but within the U.K., *The Sun* has 12 times the circulation of *The Guardian* and 27 times that of the *Financial Times*. In Australia, we are the leading publisher of news and have made great strides to restructure the business as we prepare for the digital future.

For publications that earn the loyalty of their readers, the opportunities are very real – and someone is going to grasp them. We believe it will be News Corporation. We start with a huge advantage in customer loyalty. And we plan to make full use of digital to reward that loyalty by giving our customers the news, information and entertainment they want, the moment they want it and in the format that best suits their individual lifestyles. As we embrace this future, the failure of imagination we see at so many other publishing companies only gives us a greater competitive advantage.

HarperCollins is a highly profitable publisher that already has 25 percent of its books as eBooks in the U.S., with international moving in the same direction. The Wall Street Journal Digital Network – which also includes Barrons.com – now boasts 1.3 million paying customers around the world. Meanwhile, our new education division is well-positioned to do what so many school districts are crying out for: Revolutionize classrooms around what works so that every schoolchild, no matter where he or she lives, has the opportunity to learn and achieve.

People like to say that the most valuable asset in today's world is knowledge, and that a free and democratic society depends on an educated public. Well, that's exactly the business we are in. With our new company, we will help our customers gain the knowledge they need to get ahead in life and make informed political choices. And we will do it by aggressively growing our businesses across geographical borders and new global platforms.

WITH OUR NEW COMPANY, WE WILL HELP OUR CUSTOMERS GAIN THE **KNOWLEDGE** THEY NEED TO GET AHEAD IN LIFE AND MAKE INFORMED POLITICAL CHOICES

As we position ourselves as the world's most dynamic publishing company, we will also create the world's top media and entertainment company. This new company will encompass our premier broadcast and cable networks, leading film and television production studios, and our highly successful pay-tv businesses. Our cable, film and television operations have already proved their ability to generate increased earnings. From Fox News and our regional sports channels to TV shows such as *Modern Family* and films such as *Rise of the Planet of the Apes* and *Ice Age*, these brands are popular because they have earned a reputation for quality and creativity.

They also reflect our fundamental investment in content. In sports, the NFL, World Cup and Sky Sports are examples of the exceptional content we deliver to our customers. We are also investing in high-growth markets, and Fox Sports Brazil is a good example of this dynamism.

Make no mistake – we won't be resting on our laurels. Families across the world are consuming content across myriad platforms, and we are more determined than ever to seize that demand and develop strategies to maximize our revenues. We will do that by offering our customers the best value for their money, by taking advantage of new platforms and, most of all, by continuing to produce the compelling, quality programming for which people are willing to pay.

Now, a conventional company might make its play for international markets by trying to guess winners. Our success, by contrast, comes from a considered strategy of buying up shares in promising companies in countries where we already have a presence. As a global player, we have a key advantage here because we already have people in most of these local markets – for example, Fox Pan American Sports, where we produce local programming directly within the region. So when we buy a local company, it's run by people on the ground who know their customers, their market and what they need to do to stay ahead of the competition.

Our international strategy is based on appealing directly to the hearts and minds of customers, and it is already bearing fruit. The rapid expansion of Fox International Channels is one example. Another is our movie studios, where we are delivering films in local languages in 11 different countries outside the U.S.

Digital is a big part of this future. A perfect example is the $300 million in revenue we reported this year from two on-demand deals with Netflix and Amazon.com for our television and films. These deals are important because they allow us to generate significant new revenue streams without cannibalizing our existing businesses.

Like any company, we are proud of the results we have delivered this year. Unlike most companies, we will not allow our success to lull us into complacency. That's why we continue to invest – in content, in talent, in our businesses, in high-growth markets and in more profitable models for the future.

From our modest beginnings in the city of Adelaide to our present status as a global media leader, News Corp. has always had one aim: to deliver the best news and entertainment to our customers and to give it to them at the best price. To do that, and to do it consistently, means hiring the most talented and innovative people in our industry. Our results speak to the creativity, innovation and leadership of the approximately 48,000 people who make News Corporation their home.

Over the years, I have become accustomed to the noise and negativism of the naysayers. Time and again we have done what they said was impossible: from launching the first national newspaper in Australia to building a fourth broadcast network in America to establishing a great television company in Britain.

So my advice is this: Don't judge us the way you would a conventional company. We're a company that thrives on challenges. Our record bears this out. With this newest transformation, we charge into the future as two new companies whose structures will help each be more nimble, more innovative and more aggressive than its competitors in the pursuit of value for our investors.

Yours,



Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

WE CONTINUE TO INVEST – IN CONTENT, IN TALENT, IN OUR BUSINESSES, IN HIGH-GROWTH MARKETS AND IN MORE PROFITABLE MODELS FOR THE FUTURE

SELECTED FINANCIAL DATA



The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and the other financial information included elsewhere herein.

	For the years ended June 30,				
	2012[(a)]	2011[(a)]	2010[(a)]	2009[(b)]	2008[(c)]
	(in millions, except per share data)				
Statement of Operations Data:					
Revenues	$33,706	$33,405	$32,778	$30,423	$32,996
Income (loss) from continuing operations attributable to News Corporation stockholders	1,179	2,993	2,539	(3,378)	5,387
Net income (loss) attributable to News Corporation stockholders	1,179	2,739	2,539	(3,378)	5,387
Basic income (loss) from continuing operations attributable to News Corporation stockholders per share	$ 0.47	$ 1.14	$ 0.97	$ (1.29)	$ 1.82
Diluted income (loss) from continuing operations attributable to News Corporation stockholders per share	$ 0.47	$ 1.14	$ 0.97	$ (1.29)	$ 1.81
Basic income (loss) attributable to News Corporation stockholders per share	$ 0.47	$ 1.04	$ 0.97	$ (1.29)	$ 1.82
Diluted income (loss) attributable to News Corporation stockholders per share	$ 0.47	$ 1.04	$ 0.97	$ (1.29)	$ 1.81
Cash dividend per share:[(d)]	$ 0.180	$ 0.150	$ 0.135	$ 0.120	
Class A					$ 0.120
Class B					$ 0.110

	As of June 30,				
	2012	2011	2010	2009	2008
	(in millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 9,626	$12,680	$ 8,709	$ 6,540	$ 4,662
Total assets	56,663	61,980	54,384	53,121	62,308
Borrowings	15,455	15,495	13,320	14,289	13,511

(a) See Notes 2, 3, 4, 6 and 9 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions, disposals, changes in accounting, impairment charges, restructuring charges and other transactions during fiscal 2012, 2011 and 2010.

(b) Fiscal 2009 results included non-cash impairment charges of approximately $8.9 billion ($7.2 billion, net of tax) consisting of a write-down of the Company's indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.6 billion, a write-down of $4.1 billion of goodwill and a write-down of the Publishing segment's fixed assets of $185 million. Also, during fiscal 2009, the Company exchanged approximately 67% of the NDS Group plc ("NDS") Series B ordinary shares held by the Company for $63 per share in a mix of approximately $1.5 billion in cash, which included $780 million of cash retained upon deconsolidation of NDS, and a $242 million vendor note, resulting in a gain of $1.2 billion. Additionally, in fiscal 2009, the Company completed the sale of eight of its owned-and-operated FOX network affiliated television stations for approximately $1 billion in cash and recorded a gain of approximately $232 million.

(c) Fiscal 2008 results included the Company's acquisition of Dow Jones for consideration of approximately $5.7 billion. The consideration consisted of approximately $5.2 billion in cash, assumed net debt of $330 million and $200 million in equity instruments. In addition, fiscal 2008 results included the share exchange agreement with Liberty Media Corporation ("Liberty"). Liberty exchanged its entire interest in the Company's common stock in exchange for the Company's entire interest in The DIRECTV Group, Inc., three of the Company's Regional Sports Networks and approximately $625 million cash resulting in a tax-free gain of approximately $1.7 billion.

(d) The Company's Board of Directors (the "Board") currently declares an interim and final dividend each fiscal year. The final dividend is determined by the Board subsequent to the fiscal year end. Through fiscal 2007, shares of the Class A Common Stock carried rights to a greater dividend than shares of the Class B Common Stock. As such, net income available to the Company's stockholders was allocated between shares of Class A Common Stock and Class B Common Stock. The allocation between these classes of common stock was based upon the two-class method. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock. The total dividend declared related to fiscal 2012 results was $0.17 per share of Class A Common Stock and Class B Common Stock. The total dividend declared related to fiscal 2011 results was $0.17 per share of Class A Common Stock and Class B Common Stock.

Received SEC

SEP 11 2012

Washington, DC 20549

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. The readers of this document are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K (the "Annual Report"). The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the Securities and Exchange Commission (the "SEC"). This section should be read together with the audited Consolidated Financial Statements of News Corporation and related notes set forth elsewhere in this Annual Report.

Introduction

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of News Corporation and its subsidiaries' (together, "News Corporation" or the "Company") financial condition, changes in financial condition and results of operations. This discussion is organized as follows:

- ***Overview of the Company's Business***–This section provides a general description of the Company's businesses, as well as developments that occurred either during fiscal 2012 or early fiscal 2013 that the Company believes are important in understanding its results of operations and financial condition or to disclose known trends.
- ***Results of Operations***–This section provides an analysis of the Company's results of operations for the three fiscal years ended June 30, 2012. This analysis is presented on both a consolidated and a segment basis. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.
- ***Liquidity and Capital Resources***–This section provides an analysis of the Company's cash flows for the three fiscal years ended June 30, 2012, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of June 30, 2012. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments and obligations, as well as a discussion of other financing arrangements.
- ***Critical Accounting Policies***–This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying Consolidated Financial Statements of News Corporation summarizes the Company's significant accounting policies, including the critical accounting policy discussion found in this section.

Overview of the Company's Business

The Company regularly reviews its segment reporting and classification. In the first quarter of fiscal 2011, the Company aggregated the previously reported Book Publishing segment, Integrated Marketing Services segment and the Newspapers and Information Services segment to report a new Publishing segment because of changes in how the Company manages and evaluates these businesses as a result of evolving industry trends.

The Company is a diversified global media company, which manages and reports its businesses in the following six segments:

- ***Cable Network Programming,*** which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States, Latin America, Europe and Asia.
- ***Filmed Entertainment,*** which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- ***Television,*** which principally consists of the broadcasting of network programming in the United States and the operation of 27 full power broadcast television stations, including 9 duopolies, in the United States (of these stations, 17 are affiliated with the FOX Broadcasting Company ("FOX") and 10 are affiliated with Master Distribution Service, Inc. ("MyNetworkTV")).
- ***Direct Broadcast Satellite Television,*** which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy.
- ***Publishing,*** which principally consists of the Company's newspapers and information services, book publishing and integrated marketing services businesses. The newspapers and information services business principally consists of the publication of national newspapers in the United Kingdom, the publication of approximately 140 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services. The book publishing business consists of the publication of English language books throughout the world and the integrated marketing services business consists of the publication of free-standing inserts and the provision of in-store marketing products and services in the United States and Canada.
- ***Other,*** which principally consists of the Company's digital media properties and Amplify, the Company's education technology businesses.

Television and Cable Network Programming

The Company's television operations primarily consist of FOX, MyNetworkTV and the 27 television stations owned by the Company.

The television operations derive revenues primarily from the sale of advertising and to a lesser extent retransmission consent revenue. Adverse changes in general market conditions for advertising may affect revenues. The U.S. television broadcast environment is highly competitive and the primary methods of competition are the development and acquisition of popular programming. Program success is measured by ratings, which are an indication of market acceptance, with the top rated programs commanding the highest advertising prices. FOX is a broadcast network and MyNetworkTV is a programming distribution service, airing original and off-network programming. FOX and MyNetworkTV compete with broadcast networks, such as ABC, CBS, NBC and The CW Television Network, independent television stations, cable and DBS program services, as well as other media, including DVDs, Blu-rays, video games, print and the Internet for audiences, programming and, in the case of FOX, advertising revenues. In addition, FOX and MyNetworkTV compete with the other broadcast networks and other programming distribution services to secure affiliations with independently owned television stations in markets across the United States. ABC, NBC and CBS each broadcasts a significantly greater number of hours of programming than FOX and, accordingly, may be able to designate or change time periods in which programming is to be broadcast with greater flexibility than FOX. In addition, future technological developments may affect competition within the television marketplace.

Retransmission consent rules provide a mechanism for the television stations owned by the Company to seek and obtain payment from multi-channel video programming distributors who carry broadcasters' signals. Retransmission consent revenue consists of per subscriber-based compensatory fees paid to the Company from cable and satellite distribution systems for FOX and MyNetworkTV as well as a portion of the retransmission consent revenue the affiliates generate for their retransmission of FOX.

The television stations owned and operated by the Company compete for programming, audiences and advertising revenues with other television stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media. The competitive position of the television stations owned by the Company is largely influenced by the quality and strength of FOX and MyNetworkTV programming, and, in particular, the prime-time viewership of the respective network.

The Company's U.S. cable network operations primarily consist of the Fox News Channel ("FOX News"), FX Networks, LLC ("FX"), Regional Sports Networks ("RSNs"), the National Geographic Channels, SPEED and the Big Ten Network. The Company's international cable networks consist of the Fox International Channels ("FIC") and STAR. FIC produces and distributes entertainment, factual, sports, and movie channels through distribution channels in Europe, Africa, Asia and Latin America using several brands, including Fox, Fox Crime, Fox Life and National Geographic Channel. STAR's owned and affiliated channels are distributed in the following countries and regions: India; Greater China; Indonesia; the rest of South East Asia; Pakistan; the Middle East and Africa; the United Kingdom and Europe; and North America.

Generally, the Company's cable networks, which target various demographics, derive a majority of their revenues from monthly affiliate fees received from cable television systems and direct broadcast satellite operators based on the number of their subscribers. Affiliate fee revenues are net of the amortization of cable distribution investments (capitalized fees paid to multi-channel video programming distributors to typically facilitate the carriage of a cable network). The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period. Cable television and direct broadcast satellite are currently the predominant means of distribution of the Company's program services in the United States. Internationally, distribution technology varies region by region.

The Company's cable networks compete for carriage on cable television systems, direct broadcast satellite systems and other distribution systems with other program services. A primary focus of competition is for distribution of the Company's cable network channels that are not already distributed by particular cable television or direct broadcast satellite systems. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, subscription fees payable by distributors and appeal to the distributors' subscribers.

The most significant operating expenses of the Television segment and the Cable Network Programming segment are the acquisition and production expenses related to programming and the expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and its programming. Additional expenses include sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead expenses.

The Company has several multi-year sports rights agreements, including contracts with the National Football League ("NFL") through fiscal 2022, contracts with the National Association of Stock Car Auto Racing ("NASCAR") for certain races and exclusive rights for certain ancillary content through calendar year 2014, a contract with Major League Baseball ("MLB") through calendar year 2013 and other sports rights contracts. These contracts provide the Company with the broadcast rights to certain U.S. national sporting events during their respective terms. The costs of these sports contracts are charged to expense based on the ratio of each period's operating profit to estimated total operating profit for the remaining term of the contract.

The profitability of these long-term U.S. national sports contracts is based on the Company's best estimates at June 30, 2012 of attributable revenues and costs; such estimates may change in the future and such changes may be significant. Should revenues decline from estimates applied at June 30, 2012, additional amortization of rights may be recorded. Should revenues improve as compared to estimated revenues, the Company may have an improved operating profit related to the contract, which may be recognized over the remaining contract term.

While the Company seeks to ensure compliance with federal indecency laws and related Federal Communications Commission ("FCC") regulations, the definition of "indecency" is subject to interpretation and there can be no assurance that the Company will not broadcast programming that is ultimately determined by the FCC to violate the prohibition against indecency. Such programming could subject the Company to regulatory review or investigation, fines, adverse publicity or other sanctions, including the loss of station licenses.

Filmed Entertainment

The Filmed Entertainment segment derives revenue from the production and distribution of live-action and animated motion pictures and television series. In general, motion pictures produced or acquired for distribution by the Company are exhibited in U.S. and foreign theaters, followed by home entertainment, including sale and rental of DVDs and Blu-rays, video-on-demand and pay-per-view television, on-line and mobile distribution, premium subscription television, network television and basic cable and syndicated television exploitation. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and international markets concurrently and subsequently released in seasonal DVD and Blu-ray box sets and made available via digital distribution platforms. More successful series are later syndicated in domestic markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production and, therefore, may cause fluctuations in operating results. License fees received for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films or programs are available for such exhibition, which may cause substantial fluctuations in operating results.

The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Company's theatrical and home entertainment releases, the number of its original and returning television series that are aired by television networks and the number of its television series in off-network syndication. Theatrical and home entertainment release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. The distribution windows for the release of motion pictures theatrically and in various home entertainment products and services (including subscription rentals, rental kiosks and Internet streaming services), have been compressing and may continue to change in the future. A further reduction in timing between theatrical and home entertainment releases could adversely affect the revenues and operating results of this segment.

The Company enters into arrangements with third parties to co-produce many of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the respective third-party investor's interest in the profits or losses incurred on the film. Consistent with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 926 "Entertainment – Films" ("ASC 926"), the estimate of a third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Operating costs incurred by the Filmed Entertainment segment include: exploitation costs, primarily theatrical prints and advertising and home entertainment marketing and manufacturing costs; amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Company competes with other film studios, such as Disney, Paramount, Sony, Universal, Warner Bros. and independent film producers in the production and distribution of motion pictures, DVDs and Blu-rays. As a producer and distributor of television programming, the Company competes with studios, television production groups and independent producers and syndicators, such as Disney, Sony, NBC Universal, Warner Bros. and Paramount Television, to sell programming both domestically and internationally. The Company also competes to obtain creative talent and story properties, which are essential to the success of the Company's filmed entertainment businesses.

Direct Broadcast Satellite Television

The Direct Broadcast Satellite Television ("DBS") segment's operations consist of SKY Italia, which provides basic and premium programming services via satellite and broadband directly to subscribers in Italy. SKY Italia derives revenues principally from subscriber fees. The Company believes that the quality and variety of programming, audio and interactive programming including personal video recorders, quality of picture including high definition channels, access to service, customer service and price are the key elements for gaining and maintaining market share. SKY Italia's competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, digital terrestrial transmission ("DTT") services, wireless companies and companies that are developing new media technologies. SKY Italia was prohibited from owning a DTT frequency or providing a pay television DTT offer under a commitment made to the European Commission from April 30, 2003 through December 31, 2011.

SKY Italia's most significant operating expenses are those related to the acquisition of entertainment, movie and sports programming and subscribers and the expenses related to operating the technical facilities. Operating expenses related to sports programming are generally recognized over the course of the related sport season, which may cause fluctuations in the operating results of this segment.

The continued challenging economic environment in Italy has contributed to a reduction in consumer spending and has posed challenges for subscriber retention and growth. If this trend continues, it could have a material effect on the operating results of the DBS segment.

Publishing

The Company's Publishing segment consists of the Company's newspapers and information services, book publishing and integrated marketing services businesses.

Revenue is derived from the sale of advertising space, newspapers, books and subscriptions, as well as licensing. Adverse changes in general market conditions for advertising may affect revenues. Circulation and subscription revenues can be greatly affected by changes in the prices of the Company's and/or competitors' products, as well as by promotional activities.

Operating expenses include costs related to paper, production, distribution, editorial, commissions and royalties. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

The Publishing segment's advertising volume, circulation and the price of paper are the key variables whose fluctuations can have a material effect on the Company's operating results and cash flow. The Company has to anticipate the level of advertising volume, circulation and paper prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. The Company continues to be exposed to risks associated with paper used for printing. Paper is a basic commodity and its price is sensitive to the balance of supply and demand. The Company's expenses are affected by the cyclical increases and decreases in the price of paper. The Publishing segment's products compete for readership and advertising with local and national competitors and also compete with other media alternatives in their respective markets. Competition for circulation and subscriptions is based on the content of the products provided, service, pricing and, from time to time, various promotions. The success of these products depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising is based upon the reach of the products, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, distribution and quality of readership demographics.

Like other newspaper publishing groups, the Company faces challenges to its traditional print business model from new media formats and shifting consumer preferences. The Company is also exposed to the impact of long-term structural movements in advertising spending, in particular, the move in classified advertising from print to digital. These new media formats could impact the Company's performance, positively or negatively.

As a multi-platform news provider, the Company recognizes the importance of maximizing revenues from new media, both in terms of paid-for content and in new advertising models, and continues to invest in its digital products. The development of technologies such as smartphones, tablets and similar devices and their related applications provides opportunities for the Company to make available its journalism to a new audience of readers, introduce new or different pricing schemes, develop its products to continue to attract advertisers and/or affect the relationship between publisher and consumer. The Company continues to develop and implement strategies to exploit its content in new media channels, including the introduction of paywalls around its newspaper websites.

Other

The Other segment consists primarily of:

Digital Media Group

The Company sells advertising, sponsorships and subscription services on the Company's various digital media properties. Significant expenses associated with the Company's digital media properties include development costs, advertising and promotional expenses, salaries, employee benefits and other routine overhead.

Education Group

Amplify, the Company's education technology businesses, is dedicated to improving K-12 education by creating digital products and services that empower teachers, students and parents in new ways. Amplify is focused on transforming teaching and learning by creating and scaling digital innovations in three areas: analytics and assessment, content and curriculum and distribution and delivery. Amplify focuses on educational analytics and formative assessment through Wireless Generation, Inc. ("Wireless Generation"). Significant expenses associated with the Company's education technology businesses include salaries, employee benefits and other routine overhead.

Other Business Developments

In July 2011, the Company announced that it would close its publication, *The News of the World*, after allegations of phone hacking and payments to public officials. As a result of management's approval of the shutdown of *The News of the World*, the Company has reorganized portions of the U.K. newspaper business and has recorded restructuring charges in fiscal 2012 primarily for termination benefits and certain organizational restructuring at the U.K. newspapers. (See Note 4 to the Consolidated Financial Statements of News Corporation) The Company is subject to several ongoing investigations by U.K. and U.S. regulators and governmental authorities, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is fully cooperating with these investigations. In addition, the Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. The Company has taken steps to solve the problems relating to *The News of the World* including the creation of an independently-chaired Management & Standards Committee (the "MSC"), which operates independently from NI Group Limited ("News International") and has full authority to ensure complete cooperation with all relevant investigations and inquiries into *The News of the World* matters and all other related issues across News International. The MSC conducts its own internal investigation where appropriate. The MSC has an independent Chairman, Lord Grabiner QC, and reports directly to Gerson Zweifach, Senior Executive Vice President and Group General Counsel of the Company. Mr. Zweifach reports to the independent members of the Board of Directors (the "Board") through their representative Viet Dinh, an independent director and Chairman of the Company's Nominating and Corporate Governance Committee. The independent directors of the Board have retained independent outside counsel and are actively engaged in these matters. The MSC conducted an internal investigation of the three other titles at News International and engaged independent outside counsel to advise it on these investigations and all other matters it handles. News International has instituted governance reforms and issued certain enhanced policies to its employees. The Company has also engaged independent outside counsel to assist it in responding to U.S. governmental inquiries. (See Note 15 to the Consolidated Financial Statements of News Corporation for a summary of the costs of *The News of the World* Investigations and Litigation.)

In July 2011, the Company sold its majority interest in its outdoor advertising businesses in Russia and Romania ("News Outdoor Russia") for cash consideration of approximately $360 million. In connection with the sale, the Company repaid $32 million of News Outdoor Russia debt.

In December 2011, the Company acquired the 67% equity interest it did not already own in Fox Pan American Sports LLC ("FPAS") for approximately $400 million. FPAS, an international sports programming and production entity, which owns and operates Fox Sports Latin America network, a Spanish and Portuguese-language sports network distributed to subscribers in certain Caribbean and Central and South American nations, and partially through its ownership in FPAS, a 53% interest in Fox Deportes, a Spanish-language sports programming service distributed in the United States. As a result of this transaction, the Company now owns 100% of FPAS and Fox Deportes. Accordingly, the results of FPAS are included in the Company's consolidated results of operations beginning in December 2011.

In February 2012, the Company agreed to backstop €300 million (approximately $395 million) of financing measures that are being initiated by Sky Deutschland AG ("Sky Deutschland"), of which €145 million (approximately $195 million) remains as of June 30, 2012.

In March 2012, the Company and funds advised by Permira Advisers LLP signed an agreement to sell NDS Group Limited ("NDS") to Cisco Systems Inc. for approximately $5 billion, including the assumption of debt. The Company owned approximately 49% of NDS. The transaction was completed in July 2012.

In May 2012, the Company sold its former U.K. newspaper division headquarters located in East London, which it relocated from in August 2010, for consideration of approximately £150 million, of which £25 million was received on closing of the sale. The remaining £125 million is in the form of a secured note and the Company will receive £25 million on May 31, 2013, and annually thereafter until May 31, 2017.

In May 2012, FOXTEL, a cable and satellite television service in Australia, in which the Company currently owns a 25% interest, purchased Austar United Communications Ltd ("Austar") to create a national subscription television service in Australia. The transaction was funded by FOXTEL bank debt and FOXTEL's shareholders made pro-rata capital contributions in the form of subordinated shareholder notes based on their respective ownership interest. The Company's share of the funding contribution was approximately $230 million. The subordinated shareholder note has a maximum term of 15 years, with interest payable on June 30th each year and at maturity. The subordinated shareholder note can be repaid in 10 years provided that FOXTEL's senior debt has been repaid. Upon maturity, the principal advanced will be repayable.

In June 2012, the Company entered into an agreement to acquire the remaining 50% interest in ESPN STAR Sports ("ESS") it did not already own. ESS is the leading sports broadcaster in Asia. The acquisition is subject to regulatory clearances and other customary closing conditions. Once this transaction is completed, the Company will own 100% of ESS and will include the results of ESS in its consolidated results.

In June 2012, the Company made a conditional non-binding offer to acquire Consolidated Media Holdings Ltd. ("CMH"), a media investment company that operates in Australia, for approximately $2 billion. CMH has a 25% interest in FOXTEL and a 50% interest in Premier Media Group, a producer of sports channels, more commonly referred to as FOX Sports Australia. If the proposal is implemented, the Company would double its stakes in FOX Sports Australia and FOXTEL to 100% and 50%, respectively. The pre-conditions to the Company's proposal include the board of CMH recommending the transaction to its shareholders, the completion of due diligence by the Company and final approval of the Company's Board after regulatory approvals.

In June 2012, the Company announced that it intends to pursue the separation of its publishing and its media and entertainment businesses into two distinct publicly traded companies. The global media and entertainment company would consist of the Company's cable and television assets, filmed entertainment, and direct satellite broadcasting businesses. The global publishing company that would be created through the proposed transaction would consist of the Company's current publishing businesses, as well as its education division. Following the separation, each company would maintain two classes of common stock: Class A Common and Class B Common Voting Shares. The separation is expected to be completed in approximately one year. In addition to final approval from the Board of Directors and stockholder approval, the completion of the separation will be subject to receipt of regulatory approvals, opinions from tax counsel and favorable rulings from certain tax jurisdictions regarding the tax-free nature of the transaction to the Company and to its stockholders, further due diligence as appropriate, and the filing and effectiveness of appropriate filings with the SEC.

In July 2012, the Company acquired Thomas Nelson, Inc., one of the leading trade publishers in the United States, for approximately $200 million in cash.

In August 2012, the Company entered into an agreement to acquire a 51% equity interest in Eredivisie Media & Marketing CV ("EMM"). EMM is a media company based in the Netherlands which holds the Dutch Premier League soccer rights and operates several channels in the Netherlands. EMM is owned by the 18 Dutch Premier League soccer clubs and the global TV production company Endemol. The acquisition is subject to regulatory clearances and other customary closing conditions.

Results of Operations

Results of Operations – Fiscal 2012 versus Fiscal 2011

The following table sets forth the Company's operating results for fiscal 2012 as compared to fiscal 2011.

For the years ended June 30,	2012	2011	Change	% Change
	(in millions, except %)			
Revenues	$33,706	$33,405	$ 301	1%
Operating Expenses	(20,785)	(21,058)	273	(1)%
Selling, general and administrative	(6,363)	(6,306)	(57)	1%
Depreciation and amortization	(1,179)	(1,191)	12	(1)%
Impairment and restructuring charges	(3,005)	(313)	(2,692)	**
Equity earnings of affiliates	730	462	268	58%
Interest expense, net	(1,034)	(966)	(68)	7%
Interest income	135	126	9	7%
Other, net	7	18	(11)	(61)%
Income before income tax expense	2,212	4,177	(1,965)	(47)%
Income tax expense	(805)	(1,029)	224	(22)%
Income from continuing operations	1,407	3,148	(1,741)	(55)%
Loss on disposition of discontinued operations, net of taxes	—	(254)	254	(100)%
Net income	1,407	2,894	(1,487)	(51)%
Less: Net income attributable to noncontrolling interests	(228)	(155)	(73)	47%
Net income attributable to News Corporation stockholders	$ 1,179	$ 2,739	$(1,560)	(57)%

** not meaningful

Overview–The Company's revenues increased 1% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to revenue increases at the Cable Network Programming and Filmed Entertainment segments. The revenue increases at the Cable Network Programming segment resulted primarily from higher net affiliate and advertising revenues. The Filmed Entertainment segment's revenues increased due to the inclusion of revenues from Shine Limited ("Shine"), which was acquired in fiscal 2011, and higher digital distribution revenues for the licensing of the Company's television content. These revenue increases were partially offset by decreased revenues at the Publishing and Other segments. The Publishing segment's revenues decreased primarily due to lower revenues at the Company's newspaper businesses in the U.K., principally resulting from the closure of *The News of the World* in July 2011 and lower revenues at the Australian newspapers. The decreases at the Other segment primarily resulted from the dispositions of Myspace, Fox Mobile and News Outdoor Russia.

Operating expenses decreased 1% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to the dispositions of News Outdoor Russia, Myspace and Fox Mobile, lower releasing costs at the Filmed Entertainment segment, the absence of programming costs at the Television segment related to the broadcast of the Super Bowl, which was broadcast on FOX in fiscal 2011, and a decrease at the Publishing segment primarily due to the closure of *The News of the World*. These decreases were partially offset by the inclusion of operating expenses related to Shine and FPAS, higher programming costs at the Cable Network Programming segment and higher prime-time entertainment and marketing costs in support of the launch of new series at the Television segment.

Selling, general and administrative expenses increased 1% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to $224 million of legal and professional fees related to *The News of the World* investigations and litigation and costs for related civil settlements and the inclusion of expenses related to Shine and FPAS. These increases were partially offset by decreased expenses at the Other segment resulting from the dispositions of Myspace, News Outdoor Russia and Fox Mobile, the positive impact from the absence of a litigation settlement charge of $125 million at the Publishing segment included in fiscal 2011 and cost saving initiatives at Dow Jones.

Depreciation and amortization decreased 1% for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to lower depreciation and amortization at the Other segment due to the dispositions of Myspace, News Outdoor Russia and Fox Mobile, partially offset by higher depreciation at the Publishing segment due to additional property, plant and equipment placed into service and additional depreciation and amortization from the acquisition of Shine at the Filmed Entertainment segment.

Impairment and restructuring charges–During the fourth quarter of fiscal 2012, the Company completed its annual impairment review of goodwill and indefinite-lived intangible assets. As a result of the impairment review performed, the Company recorded non-cash impairment charges of approximately $2.8 billion ($2.4 billion, net of tax) for the fiscal year ended June 30, 2012. The charges consisted of a write-down of the Company's goodwill of approximately $1.5 billion and a write-down of the indefinite-lived intangible assets (primarily newspaper mastheads and distribution networks) of approximately $1.3 billion. These impairment charges were primarily the result of adverse trends affecting several businesses in the Company's Publishing segment, including secular declines in the economic environment in Australia, a decline in in-store advertising spend by consumer packaged goods manufacturers in the U.S. and lower forecasted revenues from certain businesses utilizing various trade names owned by the Company's newspaper operations. The charges also reflected the pending sale of certain businesses at values below their respective carrying values.

In fiscal 2012, the Company recorded restructuring charges of $197 million, of which $175 million related to the newspaper businesses. The Company commenced the reorganization of portions of the newspaper businesses and recorded restructuring charges primarily for termination benefits as a result of the shutdown of *The News of the World,* certain organizational restructurings at other newspapers and the shutdown of a regional newspaper.

In fiscal 2011, the Company performed an interim impairment assessment of the Digital Media Group reporting unit's goodwill. As a result of the review performed, the Company recorded a non-cash goodwill impairment charge of $168 million during the fiscal year ended June 30, 2011.

The Company recorded restructuring charges of approximately $145 million in the fiscal year ended June 30, 2011. The restructuring charges primarily consisted of a $115 million charge related to the Company's digital media properties and $25 million related to termination benefits recorded at the newspaper businesses. The charges at the Company's digital media properties were a result of an organizational restructuring to align resources more closely with business priorities and consisted of facility related costs of $95 million, termination benefits of $18 million and other associated costs of $2 million.

Equity earnings of affiliates–Equity earnings of affiliates increased $268 million for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to improved results from British Sky Broadcasting Group plc ("BSkyB") and Sky Deutschland and a gain on the sale of a portion of the Company's BSkyB investment in accordance with its share repurchase program of $270 million. These increases were partially offset by the absence of gains recognized by NDS and BSkyB on the sale of certain of their businesses in fiscal 2011.

	2012	2011	Change
For the years ended June 30,	(in millions)		
DBS equity affiliates	$732	$305	$427
Cable channel equity affiliates	19	42	(23)
Other equity affiliates	(21)	115	(136)
Total Equity earnings of affiliates	$730	$462	$268

Interest expense, net–Interest expense, net increased $68 million for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to the $2.5 billion in senior notes issued in February 2011, partially offset by the fiscal 2011 partial repayment of the $500 million senior debentures due February 2013.

Other, net—

	2012	2011
For the years ended June 30,	(in millions)	
Gain on FPAS transaction[(a)]	$158	$—
Gain on Hathway Cable transaction[(b)]	23	—
BSkyB termination fee[(b)]	(63)	—
Change in fair value of Sky Deutschland convertible securities[(b)]	(61)	46
Loss on sale of U.K. newspaper headquarters[(a)]	(22)	—
Gain on STAR China transaction[(a)]	—	55
Loss on disposal of Fox Mobile[(a)]	—	(29)
Loss on early extinguishment of debt[(c)]	—	(36)
Gain on the financial indexes business transaction[(a)]	—	43
Other	(28)	(61)
Total Other, net	$ 7	$18

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

(b) See Note 6 to the Consolidated Financial Statements of News Corporation.

(c) See Note 10 to the Consolidated Financial Statements of News Corporation.

Income tax expense–The Company's tax provision and related tax rate for the fiscal year ended June 30, 2012 were higher than the statutory rate primarily due to the non-deductible portion of goodwill impairment, partially offset by permanent differences, the sale of interests in subsidiaries, and the non-taxable gain on the consolidation of FPAS.

The Company's tax provision and related tax rate for the fiscal year ended June 30, 2011 were lower than the statutory rate primarily due to permanent differences, the sale of interests in subsidiaries and the resolution of tax matters.

Loss on disposition of discontinued operations, net of tax–In June 2011, the Company transferred the equity and related assets of Myspace to a digital media company in exchange for an equity interest in the acquirer. The loss on this transaction was approximately $254 million, net of a tax benefit of $61 million, or ($0.10) per diluted share and was included in Loss on disposition of discontinued operations, net of tax in the consolidated statements of operations for the fiscal year ended June 30, 2011.

Net income–Net income decreased for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to higher impairment and restructuring charges, partially offset by the revenue increases and higher equity earnings of affiliates, as noted above. Also impacting earnings per share was the Company's share repurchase program which resulted in a $0.03 increase.

Net income attributable to noncontrolling interests–Net income attributable to noncontrolling interests increased for the fiscal year ended June 30, 2012 as compared to fiscal 2011, primarily due to higher results at the Company's majority-owned businesses and the issuance of a noncontrolling interest in a majority-owned subsidiary.

Segment Analysis

The following table sets forth the Company's revenues and segment operating income for fiscal 2012 as compared to fiscal 2011.

For the years ended June 30,	2012	2011	Change	% Change
	(in millions, except %)			
Revenues:				
Cable Network Programming	$ 9,132	$ 8,037	$1,095	14%
Filmed Entertainment	7,302	6,899	403	6%
Television	4,734	4,778	(44)	(1)%
Direct Broadcast Satellite Television	3,672	3,761	(89)	(2)%
Publishing	8,248	8,826	(578)	(7)%
Other	618	1,104	(486)	(44)%
Total revenues	$33,706	$33,405	$ 301	1%
Segment operating income (loss):				
Cable Network Programming	$ 3,295	$ 2,760	$ 535	19%
Filmed Entertainment	1,132	927	205	22%
Television	706	681	25	4%
Direct Broadcast Satellite Television	254	232	22	9%
Publishing	597	864	(267)	(31)%
Other	(605)	(614)	9	(1)%
Total segment operating income	$ 5,379	$ 4,850	$ 529	11%

Management believes that total segment operating income is an appropriate measure for evaluating the operating performance of the Company's business segments because it is the primary measure used by the Company's chief operating decision maker to evaluate the performance and allocate resources within the Company's businesses. Total segment operating income provides management, investors and equity analysts a measure to analyze operating performance of each of the Company's business segments and its enterprise value against historical data and competitors' data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences). The following table reconciles total segment operating income to income from continuing operations before income tax expense.

For the years ended June 30,	2012	2011
	(in millions)	
Total segment operating income	$5,379	$4,850
Impairment and restructuring charges	(3,005)	(313)
Equity earnings of affiliates	730	462
Interest expense, net	(1,034)	(966)
Interest income	135	126
Other, net	7	18
Income from continuing operations before income tax expense	$2,212	$4,177

Cable Network Programming (27% and 24% of the Company's consolidated revenues in fiscal 2012 and 2011, respectively)

For the fiscal year ended June 30, 2012, revenues at the Cable Network Programming segment increased $1,095 million, or 14%, as compared to fiscal 2011, primarily due to higher net affiliate and advertising revenues.

Domestic net affiliate revenues increased 12% for the fiscal year ended June 30, 2012, primarily due to higher average rates per subscriber at the RSNs, FOX News and FX. For the fiscal year ended June 30, 2012, domestic advertising revenues increased 9% primarily due to higher pricing and volume at FX and FOX News. The increases in domestic net affiliate and advertising revenues were partially offset by allowances at the RSNs and fewer NBA telecasts, respectively, related to the NBA lockout during the 2011-2012 NBA season.

For the fiscal year ended June 30, 2012, international net affiliate revenues increased 27%, with approximately two thirds of the increase primarily due to higher subscribers at FIC and the remaining increase resulting from the consolidation of FPAS. International advertising revenues increased 13% for the fiscal year ended June 30, 2012, primarily due to improved advertising revenues in Latin America and Asia and an increase at STAR in India due to higher pricing, increased market share and improved ratings.

For the fiscal year ended June 30, 2012, operating income at the Cable Network Programming segment increased $535 million, or 19%, as compared to fiscal 2011, primarily due to the revenue increases noted above, partially offset by a $560 million increase in expenses, due to higher programming costs, including rights fees for the Ultimate Fighting Championship, which was not broadcast in fiscal 2011, and the consolidation of FPAS.

Filmed Entertainment (22% and 21% of the Company's consolidated revenues in fiscal 2012 and 2011, respectively)

For the fiscal year ended June 30, 2012, revenues at the Filmed Entertainment segment increased $403 million, or 6%, as compared to fiscal 2011, primarily due to the inclusion of revenues from Shine, which was acquired in fiscal 2011, an increase in license fees for *How I Met Your Mother* and higher licensing revenues for *Avatar*. Also contributing to the revenue increase was approximately $300 million in digital distribution revenues from the licensing of the Company's television content. The revenue increases were partially offset by decreased home entertainment revenues and worldwide theatrical revenues. Fiscal 2012 included the worldwide theatrical and home entertainment success of *Rise of the Planet of the Apes* and *Alvin and the Chipmunks: Chipwrecked*, the worldwide theatrical success of *Prometheus* and the home entertainment and pay television performances of *Rio* and *X-Men: First Class* as compared to fiscal 2011 which included the successful worldwide theatrical and home entertainment release of *The Chronicles of Narnia: Voyage of the Dawn Treader* and *Black Swan*, the worldwide theatrical release of *Rio* and *X-Men: First Class* and the home entertainment and pay television performances of *Avatar*.

For the fiscal year ended June 30, 2012, operating income at the Filmed Entertainment segment increased $205 million, or 22%, as compared to fiscal 2011, primarily due to the revenue increases noted above, lower releasing costs and lower production amortization costs, partially offset by the inclusion of expenses at Shine.

Television (14% of the Company's consolidated revenues in fiscal 2012 and 2011)

For the fiscal year ended June 30, 2012, revenues at the Television segment decreased $44 million, or 1%, as compared to fiscal 2011, primarily due to the absence of advertising revenues generated from the broadcast of the Super Bowl, which was broadcast on FOX in fiscal 2011, lower ratings for *American Idol*, and lower political advertising revenues at the Company's television stations due to the 2010 mid-term elections in fiscal 2011. Partially offsetting this decrease was higher retransmission consent revenues, higher pricing and improved ratings, primarily for the launch of the new series *The X-Factor* and *New Girl*, and higher NFL and MLB advertising revenues. The NFL advertising revenue increased due to higher pricing and the MLB advertising revenue increased due to the broadcast of two additional post-season games during fiscal 2012.

For the fiscal year ended June 30, 2012, operating income at the Television segment increased $25 million, or 4%, as compared to fiscal 2011, primarily due to the revenue increases noted above and the absence of programming costs related to the broadcast of the Super Bowl, partially offset by higher prime-time entertainment and sports programming costs and higher marketing costs in support of the launch of the new series.

Direct Broadcast Satellite Television (11% of the Company's consolidated revenues in fiscal 2012 and 2011)

For the fiscal year ended June 30, 2012, SKY Italia's revenues decreased $89 million, or 2%, as compared to fiscal 2011. For the fiscal year ended June 30, 2012, revenues, on a local currency basis, were relatively consistent with fiscal 2011. SKY Italia had a net decrease of approximately 71,000 subscribers during fiscal 2012, which decreased SKY Italia's total subscriber base to 4.9 million at June 30, 2012, reflecting the continued challenging economic environment in Italy. The total churn for fiscal 2012 was approximately 641,000 subscribers on an average subscriber base of 4.9 million, as compared to churn of approximately 508,000 subscribers on an average subscriber base of 4.9 million in fiscal 2011. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period. During the fiscal year ended June 30, 2012, the strengthening of the U.S. dollar against the Euro resulted in a revenue decrease of approximately $78 million as compared to fiscal 2011.

Average revenue per subscriber ("ARPU") of approximately €41 in the fiscal year ended June 30, 2012 decreased from approximately €43 reported in fiscal 2011, primarily due to the negative impact of subscriber discounts. SKY Italia calculates ARPU by dividing total subscriber-related revenues for the period by the average subscribers for the period and dividing that amount by the number of months in the period. Subscriber-related revenues are comprised of total subscription revenue, pay-per-view revenue and equipment rental revenue for the period. Average subscribers are calculated for the respective periods by adding the beginning and ending subscribers for the period and dividing by two.

Subscriber acquisition costs per subscriber ("SAC") of approximately €400 in the fiscal year ended June 30, 2012 increased from fiscal 2011, primarily due to higher marketing costs on a per subscriber basis. SAC is calculated by dividing total subscriber acquisition costs for a period by the number of gross SKY Italia subscribers added during the period. Subscriber acquisition costs include the cost of the commissions paid to retailers and other distributors, the cost of equipment sold directly by SKY Italia to subscribers and the costs related to installation and acquisition advertising net of any upfront activation fee. SKY Italia excludes the value of equipment capitalized under SKY Italia's equipment lease program, as well as payments and the value of returned equipment related to disconnected lease program subscribers from subscriber acquisition costs.

For the fiscal year ended June 30, 2012, SKY Italia's operating income increased $22 million, or 9%, as compared to fiscal 2011. On a local currency basis, expenses were lower by 1% primarily due to lower installation costs, lower programming costs resulting from the absence of the FIFA World Cup, and the absence of the prior year's rebranding campaign. During the fiscal year ended June 30, 2012, the strengthening of the U.S. dollar against the Euro resulted in an operating income decrease of approximately $2 million as compared to fiscal 2011.

Publishing (24% and 27% of the Company's consolidated revenues in fiscal 2012 and 2011, respectively)

For the fiscal year ended June 30, 2012, revenues at the Publishing segment decreased $578 million, or 7%, as compared to fiscal 2011, primarily due to lower revenues in the U.K., principally resulting from the absence of $226 million in revenue resulting from the shutdown of *The News of the World* in July 2011, lower revenues at the Australian newspapers and lower advertising revenues at the integrated marketing services business resulting from lower volume of in-store and coupon marketing products. The weakening of the U.S. dollar against local currencies, primarily the Australian dollar, resulted in a revenue increase of approximately $104 million for the fiscal year ended June 30, 2012 as compared to fiscal 2011.

For the fiscal year ended June 30, 2012, operating income at the Publishing segment decreased $267 million, or 31%, as compared to fiscal 2011, primarily due to the revenue decreases noted above and the absence of $122 million in operating profit resulting from the shutdown of *The News of the World*, partially offset by lower litigation settlement charges and Dow Jones cost saving initiatives. The fiscal 2012 litigation settlement related to eBooks pricing was lower than the litigation settlement charge of $125 million at the integrated marketing services business included in fiscal 2011. The weakening of the U.S. dollar against local currencies, primarily the Australian Dollar, resulted in an operating income increase of approximately $11 million for the fiscal year ended June 30, 2012 as compared to fiscal 2011.

Other (2% and 3% of the Company's consolidated revenues in fiscal 2012 and 2011, respectively)

For the fiscal year ended June 30, 2012, revenues at the Other segment decreased approximately $486 million, or 44%, as compared to fiscal 2011, primarily due to the dispositions of Myspace, News Outdoor Russia and Fox Mobile, partially offset by the inclusion of revenues from Wireless Generation, which was acquired in fiscal 2011.

Operating results at the Other segment for the fiscal year ended June 30, 2012 improved $9 million, or 1%, as compared to fiscal 2011, primarily due to the net impact of the dispositions noted above, partially offset by the impact of legal and professional fees related to *The News of the World* investigations and litigation and costs for related civil settlements.

Results of Operations – Fiscal 2011 versus Fiscal 2010

The following table sets forth the Company's operating results for fiscal 2011 as compared to fiscal 2010.

For the years ended June 30,	2011	2010	Change	% Change
	(in millions, except %)			
Revenues	$33,405	$32,778	$627	2%
Operating Expenses	(21,058)	(21,015)	(43)	—
Selling, general and administrative	(6,306)	(6,619)	313	(5)%
Depreciation and amortization	(1,191)	(1,185)	(6)	1%
Impairment and restructuring charges	(313)	(253)	(60)	24%
Equity earnings of affiliates	462	448	14	3%
Interest expense, net	(966)	(991)	25	(3)%
Interest income	126	91	35	38%
Other, net	18	69	(51)	(74)%
Income before income tax expense	4,177	3,323	854	26%
Income tax expense	(1,029)	(679)	(350)	52%
Income from continuing operations	3,148	2,644	504	19%
Loss on disposition of discontinued operations, net of taxes	(254)	—	(254)	**
Net income	2,894	2,644	250	9%
Less: Net income attributable to noncontrolling interests	(155)	(105)	(50)	48%
Net income attributable to News Corporation stockholders	$ 2,739	$ 2,539	$200	8%

** not meaningful

Overview–The Company's revenues increased 2% for the fiscal year ended June 30, 2011 as compared to fiscal 2010. The increase was primarily due to revenue increases at the Cable Network Programming, Television and Publishing segments. The Cable Network Programming segment's revenues increased primarily due to increases in net affiliate and advertising revenues. The increase at the Television segment was primarily due to advertising revenues from the Super Bowl which was broadcast on FOX in fiscal 2011, higher pricing resulting from improvements in the advertising markets and higher comparative political advertising due to the 2010 mid-term elections. The revenue increase at the Publishing segment was primarily due to favorable foreign exchange fluctuations and higher advertising and circulation revenues at *The Wall Street Journal*. These revenue increases were partially offset by revenue decreases at the Filmed Entertainment and Other segments. Revenues at the Filmed Entertainment segment decreased primarily due to lower worldwide theatrical and home entertainment revenues resulting principally from the inclusion in fiscal 2010 of the releases of *Avatar* and *Ice Age: Dawn of the Dinosaurs* with no comparable releases in fiscal 2011. The decrease at the Other segment was primarily the result of lower advertising and search revenues at Myspace.

Operating expenses increased $43 million for the fiscal year ended June 30, 2011 as compared to fiscal 2010 primarily due to higher programming costs at the Cable Network Programming segment as well as higher programming costs at the Television segment due to the broadcast of the Super Bowl partially offset by lower amortization of production costs and lower participation costs at the Filmed Entertainment segment due to the fiscal 2010 releases of *Avatar* and *Ice Age: Dawn of the Dinosaurs* with no comparable releases in fiscal 2011.

Selling, general and administrative expenses decreased 5% for the fiscal year ended June 30, 2011 as compared to fiscal 2010 due to lower litigation settlement costs at the Publishing segment.

Depreciation and amortization for the fiscal year ended June 30, 2011 increased $6 million as compared to fiscal 2010 as additional depreciation and amortization from the fiscal 2011 acquisitions was partially offset by certain assets becoming fully depreciated or amortized and the absence of depreciation and amortization related to businesses disposed of in fiscal 2010 and 2011.

Impairment and restructuring charges–During the second quarter of fiscal 2011, the Company performed an interim impairment assessment of the Digital Media Group reporting unit's goodwill. As a result of the review performed, the Company recorded a non-cash goodwill impairment charge of $168 million during the fiscal year ended June 30, 2011.

The Company recorded restructuring charges of approximately $145 million in the fiscal year ended June 30, 2011. The restructuring charges primarily reflect a $115 million charge related to the Company's digital media properties and $25 million related to termination benefits recorded at the newspaper businesses. The charges at the Company's digital media properties were a result of an organizational restructuring to align resources more closely with business priorities and consisted of facility related costs of $95 million, termination benefits of $18 million and other associated costs of $2 million.

During fiscal 2010, the Company determined that it was more likely than not that it would sell or dispose its News Outdoor and Fox Mobile businesses which were considered reporting units under ASC 350 "Intangibles – Goodwill and Other" ("ASC 350"). In connection with such potential sales, the Company reviewed these businesses for impairment and recognized a non-cash impairment charge of $200 million in the fiscal year ended June 30, 2010. The impairment charge consisted of a write-down of $52 million in finite-lived intangible assets, a write-down of $137 million in goodwill and a write-down of fixed assets of $11 million. Fox Mobile was sold in December 2010 and News Outdoor was sold in July 2011.

During fiscal 2010, the Company recorded approximately $53 million of restructuring charges in the consolidated statements of operations. The restructuring charges reflect an $18 million charge related to the sales and distribution operations of the STAR channels, a $19 million charge related to termination benefits recorded at the newspaper businesses, a $7 million charge related to the restructuring program at Fox Mobile and $9 million of accretion on facility termination obligations.

Equity earnings of affiliates–Equity earnings of affiliates for the fiscal year ended June 30, 2011 increased $14 million as compared to fiscal 2010. The increase in equity earnings from the Company's Other equity affiliates of $74 million was primarily due to a gain related to the disposal of a business at NDS during fiscal 2011. The decrease in equity earnings from the Company's DBS equity affiliates of $36 million was primarily due to lower contributions from BSkyB resulting from the absence of a gain related to the partial sale of its ITV investment and the absence of a favorable litigation settlement in fiscal 2010, partially offset by higher subscription revenues and a gain related to a business disposal in fiscal 2011. The decrease in equity earnings from the Company's Cable channel equity affiliates of $24 million was primarily due to higher sports programming costs.

For the years ended June 30,	2011	2010	Change	% Change
	(in millions, except %)			
DBS equity affiliates	$305	$341	$(36)	(11)%
Cable channel equity affiliates	42	66	(24)	(36)%
Other equity affiliates	115	41	74	**
Total equity earnings of affiliates	$462	$448	$ 14	3%

** not meaningful

Interest expense, net–Interest expense, net for the fiscal year ended June 30, 2011 decreased $25 million as compared to fiscal 2010, primarily due to the redemption of the Company's 0.75% Senior Exchangeable BUCS and 5% TOPrS in fiscal 2010. This decrease was partially offset by interest expense related to the $2.5 billion in senior notes issued in February 2011.

Interest income–Interest income for the fiscal year ended June 30, 2011 increased by $35 million as compared to fiscal 2010, primarily due to higher cash balances.

Other, net—

For the years ended June 30,	2011	2010
	(in millions)	
Gain on STAR China transaction[(a)]	$55	$ —
Loss on disposal of Fox Mobile[(a)]	(29)	—
Loss on early extinguishment of debt[(b)]	(36)	—
Gain on the sale of eastern European television stations[(a)]	—	195
Gain (loss) on the financial indexes business transaction[(a)]	43	(23)
Loss on Photobucket transaction[(a)]	—	(32)
Change in fair value of exchangeable and convertible securities[(c)(d)]	46	3
Other	(61)	(74)
Total Other, net	$18	$ 69

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

(b) See Note 10 to the Consolidated Financial Statements of News Corporation.

(c) See Note 6 to the Consolidated Financial Statements of News Corporation.

(d) The Company had certain exchangeable debt securities which contained embedded derivatives. Pursuant to ASC 815, these embedded derivatives were not designated as hedges and, as such, changes in their fair value were recognized in Other, net in the consolidated statements of operations. The Company redeemed the exchangeable debt securities in fiscal 2010.

Income tax expense–The Company's tax provision and related tax rate for the fiscal year ended June 30, 2011 were lower than the statutory rate primarily due to permanent differences, the sale of interests in subsidiaries and the resolution of tax matters.

The Company's tax provision and related tax rate for the fiscal year ended June 30, 2010 were lower than the statutory rate primarily due to the recognition of prior year tax credits, permanent differences and the recognition of tax assets on the disposition of certain assets. The recognition of prior year tax credits relates to the Company's election to credit certain prior year taxes instead of claiming deductions.

Loss on disposition of discontinued operations, net of tax–In June 2011, the Company transferred the equity and related assets of Myspace to a digital media company in exchange for an equity interest in the acquirer. The loss on this transaction was approximately $254 million, net of a tax benefit of $61 million, or ($0.10) per diluted share and was included in Loss on disposition of discontinued operations, net of tax in the consolidated statements of operations for the fiscal year ended June 30, 2011.

Net income–Net income increased for the fiscal year ended June 30, 2011 as compared to fiscal 2010, primarily due to the higher revenues and lower litigation settlement costs noted above, partially offset by the loss on the Myspace transaction.

Net income attributable to noncontrolling interests–Net income attributable to noncontrolling interests increased for the fiscal year ended June 30, 2011 as compared to fiscal 2010, primarily due to higher results at the Company's majority owned businesses.

Segment Analysis

The following table sets forth the Company's revenues and segment operating income for fiscal 2011 as compared to fiscal 2010.

For the years ended June 30,	2011	2010	Change	% Change
	(in millions, except %)			
Revenues:				
Cable Network Programming	$ 8,037	$ 7,038	$999	14%
Filmed Entertainment	6,899	7,631	(732)	(10)%
Television	4,778	4,228	550	13%
Direct Broadcast Satellite Television	3,761	3,802	(41)	(1)%
Publishing	8,826	8,548	278	3%
Other	1,104	1,531	(427)	(28)%
Total revenues	$33,405	$32,778	$627	2%
Segment Operating Income (Loss):				
Cable Network Programming	$ 2,760	$ 2,268	$492	22%
Filmed Entertainment	927	1,349	(422)	(31)%
Television	681	220	461	**
Direct Broadcast Satellite Television	232	230	2	1%
Publishing	864	467	397	85%
Other	(614)	(575)	(39)	7%
Total segment operating income	$ 4,850	$ 3,959	$891	23%

** not meaningful

Management believes that total segment operating income is an appropriate measure for evaluating the operating performance of the Company's business segments because it is the primary measure used by the Company's chief operating decision maker to evaluate the performance and allocate resources within the Company's businesses. Total segment operating income provides management, investors and equity analysts a measure to analyze operating performance of each of the Company's business segments and its enterprise value against historical data and competitors' data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences). The following table reconciles total segment operating income to income from continuing operations before income tax expense.

For the years ended June 30,	2011	2010
	(in millions)	
Total segment operating income	$4,850	$3,959
Impairment and restructuring charges	(313)	(253)
Equity earnings of affiliates	462	448
Interest expense, net	(966)	(991)
Interest income	126	91
Other, net	18	69
Income from continuing operations before income tax expense	$4,177	$3,323

Cable Network Programming (24% and 21% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, revenues at the Cable Network Programming segment increased $999 million, or 14%, as compared to fiscal 2010, primarily due to higher net affiliate and advertising revenues. Domestic net affiliate and advertising revenues increased 10% and 17%, respectively, primarily due to increases at the RSNs, FOX News and FX. International net affiliate and advertising revenues increased 20% and 22%, respectively.

The domestic net affiliate revenue increase for the fiscal year ended June 30, 2011 was primarily due to higher average rates per subscriber and a higher number of subscribers. The increase in domestic advertising revenues was primarily due to higher pricing, ratings growth and additional commercial spots sold.

The increase in international net affiliate revenues for the fiscal year ended June 30, 2011 was primarily due to higher net affiliate revenues at FIC resulting primarily from increases in the number of subscribers at existing channels. The increase in international advertising revenues was primarily due to increases at STAR and FIC. The higher advertising revenues at STAR were primarily due to the strengthening of the advertising market in India and higher ratings. The strengthening of the worldwide advertising markets led to improvements at existing FIC channels in Asia and Latin America.

For the fiscal year ended June 30, 2011, operating income at the Cable Network Programming segment increased $492 million, or 22%, as compared to fiscal 2010, primarily due to the revenue increases noted above. The revenue increases were partially offset by a $507 million increase in expenses, primarily due to higher sports rights amortization and higher entertainment programming costs.

Filmed Entertainment (21% and 23% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, revenues at the Filmed Entertainment segment decreased $732 million, or 10%, as compared to fiscal 2010. The revenue decrease was primarily driven by the successful worldwide theatrical and home entertainment releases of *Avatar, Ice Age: Dawn of the Dinosaurs* and *Alvin and the Chipmunks: The Squeakquel* during fiscal 2010 as compared to the worldwide theatrical and home entertainment releases of *The Chronicles of Narnia: Voyage of the Dawn Treader,* and *Black Swan* and the worldwide theatrical release of *Rio* in fiscal 2011. The revenue decreases noted above were partially offset by higher contributions from Twentieth Century Fox Television and the inclusion of revenues from Shine which was acquired in fiscal 2011. The revenue increase at Twentieth Century Fox Television was primarily due to higher home entertainment, international television and digital distribution revenues from *Glee, Modern Family, Sons of Anarchy,* initial syndication revenues from *How I Met Your Mother* and *American Dad* and revenues from the *Glee* concert tour.

For the fiscal year ended June 30, 2011, the Filmed Entertainment segment operating income decreased $422 million, or 31%, as compared to fiscal 2010, primarily due to the revenue decreases noted above, partially offset by lower amortization of production and participation costs.

Television (14% and 13% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, Television segment revenues increased $550 million, or 13%, as compared to fiscal 2010. The increase was primarily due to increased advertising revenues at the television stations owned by the Company and at FOX as well as higher retransmission consent revenues. The advertising revenue increase reflects the broadcast of the Super Bowl, which was not broadcast on FOX in fiscal 2010, higher revenues from NFL regular season games, higher pricing resulting from improvements in the advertising markets, particularly in the automotive and financial sectors and higher comparative political advertising due to the 2010 mid-term elections. These revenue increases were partially offset by the absence of revenue from the broadcast of the Bowl Championship Series ("BCS") games which were broadcast on FOX in fiscal 2010 and lower MLB advertising revenues due to lower post-season ratings and the broadcast of one less post-season game.

The Television segment reported an increase in operating income for the fiscal year ended June 30, 2011 of $461 million as compared to fiscal 2010. The increase was primarily due to the revenue increases noted above, lower prime-time entertainment programming costs and the absence of BCS programming costs, partially offset by higher NFL programming costs due to the broadcast of the Super Bowl.

Direct Broadcast Satellite Television (11% and 12% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, SKY Italia's revenues decreased $41 million, or 1%, as compared to fiscal 2010, due to unfavorable foreign exchange movements. SKY Italia had an increase of approximately 230,000 subscribers during fiscal 2011, bringing the total subscriber base to 4.97 million at June 30, 2011. Revenue, on a local currency basis, was consistent with fiscal 2010 as higher subscription revenues were offset by lower advertising revenues, primarily due to the absence of the FIFA World Cup. The total churn for fiscal 2011 was approximately 508,000 subscribers on an average subscriber base of 4.9 million, as compared to churn of approximately 630,000 subscribers on an average subscriber base of 4.8 million in fiscal 2010. During the fiscal year ended June 30, 2011, the strengthening of the U.S. dollar against the Euro resulted in a decrease in revenues of approximately 2% as compared to fiscal 2010.

ARPU of approximately €43 in the fiscal year ended June 30, 2011 was consistent with fiscal 2010.

SAC of approximately €335 in the fiscal year ended June 30, 2011 increased from fiscal 2010, primarily due to higher average installation costs related to an increased penetration of high definition personal video recorder set-top boxes.

For the fiscal year ended June 30, 2011, SKY Italia's operating income increased $2 million, or 1%, as compared to fiscal 2010, as lower programming expenses related to FIFA World Cup and Olympic Games which occurred in fiscal 2010, were offset by the lower revenues noted above and higher installation costs.

Publishing (27% and 26% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, revenues at the Publishing segment increased $278 million, or 3%, as compared to fiscal 2010. The increase in revenues was primarily due to increased revenues at the Australian newspapers due to favorable foreign exchange fluctuations and higher advertising and circulation revenues at *The Wall Street Journal*. These revenue increases were partially offset by the absence of revenues from the financial indexes business which was disposed of in fiscal 2010, lower book sales due to fewer new releases and lower licensing fees resulting from a settlement received at HarperCollins in fiscal 2010. The weakening of the U.S. dollar against the Australian dollar and British pound sterling resulted in a revenue increase of approximately $309 million, or 4%, for the fiscal year ended June 30, 2011 as compared to fiscal 2010.

For the fiscal year ended June 30, 2011, operating income at the Publishing segment increased $397 million, or 85%, as compared to fiscal 2010. The increase in operating income was primarily due to lower litigation settlement costs at the Company's integrated marketing services business and favorable foreign exchange fluctuations at the Australian and United Kingdom newspapers. The weakening of the U.S. dollar against the Australian dollar and British pound sterling resulted in an operating income increase of approximately $50 million, or 11%, for the fiscal year ended June 30, 2011 as compared to fiscal 2010.

Other (3% and 5% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

Revenues at the Other segment decreased $427 million, or 28%, for the fiscal year ended June 30, 2011, as compared to fiscal 2010. The decrease was primarily due to decreased revenues from the Company's digital media properties of $342 million, principally due to lower advertising and search revenues at Myspace. The decrease was also due to the absence of revenue related to the eastern European television stations disposed of in fiscal 2010 of $86 million and lower revenues from Fox Mobile of $146 million due to its fiscal 2011 disposition. The revenue decreases were partially offset by increased revenues at News Outdoor and the inclusion of revenues from Wireless Generation which was acquired in fiscal 2011.

Operating results for the fiscal year ended June 30, 2011 decreased $39 million, or 7%, as compared to fiscal 2010, primarily due to lower operating results from the Company's digital media properties, principally resulting from the revenue declines noted above. These decreases were partially offset by lower operating losses from Fox Mobile and Fox Audience Network resulting from their fiscal 2011 dispositions and improved operating results at News Outdoor.

Liquidity and Capital Resources

Current Financial Condition

The Company's principal source of liquidity is internally generated funds. The Company also has a five-year unused $2 billion revolving credit facility, which expires in May 2017, and has access to various film co-production alternatives to supplement its cash flows. In addition, the Company has access to the worldwide capital markets, subject to market conditions. As of June 30, 2012, the Company was in compliance with all of the covenants under the revolving credit facility, and it does not anticipate any violation of such covenants. The Company's internally generated funds are highly dependent upon the state of the advertising markets and public acceptance of its film and television products.

As of June 30, 2012, the Company's consolidated assets included $9.6 billion in cash and cash equivalents, of which $2.1 billion was held by the Company's foreign subsidiaries. The Company earns income outside the U.S., which is deemed to be permanently reinvested in certain foreign jurisdictions. The Company does not currently intend nor foresee a need to repatriate these funds. Should the Company require more capital in the U.S. than is generated by or available to its domestic operations, the Company could elect to repatriate funds held in foreign jurisdictions which may result in higher effective tax rates and higher cash paid for income taxes for the Company.

The principal uses of cash that affect the Company's liquidity position include the following: investments in the production and distribution of new feature films and television programs; the acquisition of and payments under programming rights for entertainment and sports programming; paper purchases; operational expenditures including employee costs; capital expenditures; interest expenses; income tax payments; investments in associated entities; dividends; acquisitions; debt repayments; and stock repurchases. The capitalization of the global publishing company that would be created through the proposed separation of the Company's publishing and media and entertainment businesses into two distinct publicly traded companies may affect the Company's liquidity position.

In addition to the acquisitions, sales and possible acquisitions disclosed elsewhere, the Company has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the Company's securities or the assumption of additional indebtedness.

Sources and Uses of Cash – Fiscal 2012 vs. Fiscal 2011

Net cash provided by operating activities for the fiscal years ended June 30, 2012 and 2011 was as follows (in millions):

For the years ended June 30,	2012	2011
Net cash provided by operating activities	$3,790	$4,471

The decrease in net cash provided by operating activities during the fiscal year ended June 30, 2012 as compared to fiscal 2011 was primarily due to lower receipts at the Publishing and Television segments and higher programming payments at the Direct Broadcast Satellite Television segment, as well as higher tax, pension and interest payments and the costs incurred for the U.K. and related investigations. This decrease was partially offset by higher receipts at the Cable Network Programming and Filmed Entertainment segments. The decrease at the Publishing segment was due to lower advertising receipts and the absence of contributions from *The News of the World* and the decrease at the Television segment was due to the absence of the broadcast of the Super Bowl. The increase at the Cable Network Programming segment was due to higher affiliate receipts and the increase at the Filmed Entertainment segment was due to lower production spending along with higher licensing revenue of television product.

Net cash used in investing activities for the fiscal years ended June 30, 2012 and 2011 was as follows (in millions):

For the years ended June 30,	2012	2011
Net cash used in investing activities	$(1,421)	$(2,247)

The decrease in net cash used in investing activities during the fiscal year ended June 30, 2012 as compared to fiscal 2011 was primarily due to the sale of a portion of the Company's BSkyB investment in accordance with BSkyB's share repurchase program, lower capital expenditures and lower cash paid for acquisitions. In fiscal 2012, the Company acquired the portion of FPAS it did not own and in fiscal 2011, the Company acquired Shine and Wireless Generation.

Net cash (used in) provided by financing activities for the fiscal years ended June 30, 2012 and 2011 was as follows (in millions):

For the years ended June 30,	2012	2011
Net cash (used in) provided by financing activities	$(5,115)	$1,360

The change in net cash used in financing activities for the fiscal year ended June 30, 2012 as compared to net cash provided by financing activities in fiscal 2011 was primarily due to share repurchases of approximately $4.6 billion during fiscal 2012, with no comparable share repurchases in fiscal 2011.

The Company currently has approximately $5 billion remaining of the $10 billion stock repurchase program. The Company may repurchase the remaining amount under the stock repurchase program in fiscal 2013 and expects to fund this through a combination of cash generated by operations and cash on hand.

The total dividends declared related to fiscal 2012 results were $0.17 per share of Class A Common Stock and Class B Common Stock. In August 2012, the Company declared the final dividend on fiscal 2012 results of $0.085 per share for Class A Common Stock and Class B Common Stock. This together with the interim dividend of $0.085 per share of Class A Common Stock and Class B Common Stock constitute the total dividend relating to fiscal 2012.

Based on the number of shares outstanding as of June 30, 2012, the total aggregate cash dividends expected to be paid to stockholders in fiscal 2013 is approximately $400 million.

Sources and Uses of Cash – Fiscal 2011 vs. Fiscal 2010

Net cash provided by operating activities for the fiscal years ended June 30, 2011 and 2010 was as follows (in millions):

For the years ended June 30,	2011	2010
Net cash provided by operating activities	$4,471	$3,854

The increase in net cash provided by operating activities during the fiscal year ended June 30, 2011 as compared to fiscal 2010 was primarily due to higher affiliate receipts at the Cable Network Programming segment, higher collections at the DBS segment, higher advertising receipts at the Television segment, lower litigation settlement payments at the Publishing segment and lower pension contributions. These increases were partially offset by lower worldwide theatrical receipts, due to the absence of *Avatar,* and higher production spending at the Filmed Entertainment segment, lower receipts at the digital media properties due to lower advertising and search revenues and higher tax payments.

Net cash used in investing activities for the fiscal years ended June 30, 2011 and 2010 was as follows (in millions):

For the years ended June 30,	2011	2010
Net cash used in investing activities	$(2,247)	$(313)

The increase in net cash used in investing activities during the fiscal year ended June 30, 2011 as compared to fiscal 2010 was primarily due to the absence of proceeds from the sale of the financial indexes businesses and the majority of the Company's eastern European television stations which were sold in fiscal 2010, cash utilized for the Company's acquisitions of Shine and Wireless Generation in fiscal 2011 and higher capital expenditures. The increase in capital expenditures was primarily due to higher equipment purchases at the DBS segment and higher facility and equipment purchases at the Publishing segment.

Net cash provided by (used in) financing activities for the fiscal years ended June 30, 2011 and 2010 was as follows (in millions):

For the years ended June 30,	2011	2010
Net cash provided by (used in) financing activities	$1,360	$(1,445)

The change in net cash provided by financing activities for the fiscal year ended June 30, 2011 as compared to the net cash used in financing activities for fiscal 2010 was primarily due to higher borrowings and lower repayments of borrowings. During fiscal 2011, News America Incorporated, a wholly-owned subsidiary of the Company, ("NAI"), issued $2.5 billion in senior notes as compared to fiscal 2010 which included the issuance of $1.0 billion in senior notes. During fiscal 2011, NAI redeemed a portion of its 9.25% Senior Debentures due in February 2013 for $262 million and $82 million of its LYONs. The Company also repaid approximately $134 million assumed as part of the Shine acquisition in fiscal 2011. In fiscal 2010, NAI redeemed its 0.75% Senior Exchangeable BUCS for $1.6 billion, its 5% TOPrS for $134 million and its 4.75% Senior Notes due March 2010 for $150 million.

Debt Instruments

The following table summarizes borrowings and repayments for the fiscal years ended June 30, 2012, 2011 and 2010.

	2012	2011	2010
For the years ended June 30,		(in millions)	
Borrowings[(a)]			
Notes due February 2041	$ —	$1,469	$ —
Notes due February 2021	—	984	—
Notes due August 2039	—	—	593
Notes due August 2020	—	—	396
All other	—	18	38
Total borrowings	$ —	$2,471	$ 1,027
Repayments of Borrowings			
Senior Debentures due February 2013	$ —	$ (262)	$ —
Debt assumed in Shine acquisition[(b)]	—	(134)	—
LYONs	—	(82)	—
BUCS	—	—	(1,655)
TOPrS	—	—	(134)
Notes due March 2010	—	—	(150)
Bank loans	(32)	(46)	(82)
All other	(3)	(33)	(59)
Total repayment of borrowings	$(35)	$ (557)	$(2,080)

(a) See Note 10 to the Consolidated Financial Statements of News Corporation for information with respect to borrowings.

(b) See Note 3 to the Consolidated Financial Statements of News Corporation for information with respect to the Shine acquisition.

Ratings of the Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2012.

Rating Agency	Senior Debt	Outlook
Moody's	Baa1	Stable
S&P	BBB+	CreditWatch/Negative

Revolving Credit Agreement

In May 2012, the Company refinanced the $2.25 billion revolving credit agreement ("the Prior Credit Agreement") with a new $2 billion unsecured revolving credit facility (the "New Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), the initial issuing banks named therein, JPMorgan Chase Bank, N.A. ("JPMorgan Chase") and Citibank, N.A. ("Citibank") as Co-Administrative Agents, JPMorgan Chase as Designated Agent and Bank of America, N.A. ("Bank of America") as Syndication Agent. The New Credit Agreement has a sub-limit of $400 million (or its equivalent in Euros) available for the issuance of letters of credit and a maturity date of May 2017. Under the New Credit Agreement, the Company may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion and the Company may request that the maturity date be extended for up to two additional one-year periods. Borrowings are issuable in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. Fees under the New Credit Agreement will be based on the Company's long-term senior unsecured non-credit enhanced debt ratings. Given the current debt ratings, NAI pays a facility fee of 0.125% and an initial drawn cost of LIBOR plus 1.125%.

Commitments and Guarantees

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2012.

	Payments Due by Period				
As of June 30, 2012	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contracts for capital expenditure	$ 243	$ 191	$ 41	$ 11	$ —
Operating leases[a]					
Land and buildings	2,558	363	652	553	990
Plant and machinery	1,423	239	371	309	504
Other commitments					
Borrowings	15,455	273	903	600	13,679
Sports programming rights[b]	36,309	3,367	7,295	5,725	19,922
Entertainment programming rights	3,927	1,466	1,395	856	210
Other commitments and contractual obligations[c]	3,729	1,061	1,204	505	959
Total commitments, borrowings and contractual obligations	$63,644	$6,960	$11,861	$8,559	$36,264

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
As of June 30, 2012		1 year	2-3 years	4-5 years	After 5 years
Contingent guarantees:	(in millions)				
Sports programming rights[d]	$ 450	$ 65	$385	$—	$ —
Indemnity[e]	774	27	54	54	639
Letters of credit and other	158	158	—	—	—
	$1,382	$250	$439	$54	$639

(a) The Company leases transponders, office facilities, warehouse facilities, printing plants, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090.

(b) Under the Company's contract with NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2022.

The Company's contract with MLB gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.

The Company's contracts with NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contracts with certain collegiate conferences, remaining future minimum payments for program rights to broadcast certain sporting events are payable over the remaining terms of the contracts.

Under the Company's contract with Italy's National League Football, remaining future minimum payments for programming rights to broadcast National League Football matches are payable over the remaining term of the contract through fiscal 2017.

Under the Company's contract with the Board of Control for Cricket in India ("BCCI"), remaining future minimum payments for program rights to broadcast international and domestic cricket matches and series are payable over the remaining term of the contract through fiscal 2018.

In addition, the Company has certain other local sports broadcasting rights.

(c) Primarily includes obligations relating to third party printing contracts, television rating services and paper purchase obligations.

(d) ESPN STAR Sports, a joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights to International Cricket Council Events. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

Additionally, under the terms of the agreement with BCCI, the Company was required to obtain a bank guarantee covering the programming rights obligation.

(e) In connection with the transaction related to the Dow Jones financial index businesses, the Company agreed to indemnify CME Group Inc. ("CME") with respect to any payments of principal, premium and interest CME makes under its guarantee of the venture financing. (See Note 3 to the Consolidated Financial Statements of News Corporation for further discussion of this transaction.)

The table excludes the Company's pension, other postretirement benefits ("OPEB") obligations and the gross unrecognized tax benefits for uncertain tax positions as the Company is unable to reasonably predict the ultimate amount and timing. The Company made contributions of $255 million and $158 million to its pension plans in fiscal 2012 and fiscal 2011, respectively. The majority of these contributions were voluntarily made to improve the funding status of the plans. Future plan contributions are dependent upon actual plan asset returns and interest rates and statutory requirements. Assuming that actual plan asset returns are consistent with the Company's expected plan returns in fiscal 2012 and beyond, and that interest rates remain constant, the Company would not be required to make any material contributions to its U.S. pension plans for the immediate future. The Company expects to make a required contribution of approximately $50 million to its pension plans and may make a voluntary contribution in fiscal 2013. Payments due to participants under the Company's pension plans are primarily paid out of underlying trusts. Payments due under the Company's OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under the Company's pension plans. The Company expects its net OPEB payments to approximate $20 million in fiscal 2013. (See Note 16 to the Consolidated Financial Statements of News Corporation for further discussion of the Company's pension and OPEB plans.)

Contingencies

Other than as disclosed in the notes to the accompanying Consolidated Financial Statements of News Corporation, the Company is party to several other purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. None of these arrangements that become or are exercisable in the next twelve months are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company, are accounted for in accordance with ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity." Accordingly, the fair values of such purchase arrangements are classified in redeemable noncontrolling interests.

As disclosed in the notes to the accompanying Consolidated Financial Statements of News Corporation, U.K. and U.S. regulators and governmental authorities are conducting investigations after allegations of phone hacking and inappropriate payments to public officials at our former publication, *The News of the World*, and other related matters, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is cooperating fully with these investigations. It is possible that these proceedings could damage our reputation and might impair our ability to conduct our business.

The Company is not able to predict the ultimate outcome or cost associated with these investigations. Violations of law may result in civil, administrative or criminal fines or penalties. The Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. At June 30, 2012, the Company has provided for its best estimate of the liability for the claims that have been filed. The Company has announced a process under which parties can pursue claims against the Company, and management believes that it is probable that additional claims will be filed. It is not possible to estimate the liability for such additional claims given the information that is currently available to the Company. If more claims are filed and additional information becomes available, the Company will update the liability provision for such matters. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by the Company in connection with the various proceedings could affect the Company's results of operations and financial condition.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Critical Accounting Policies

An accounting policy is considered to be critical if it is important to the Company's financial condition and results and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company and the related disclosures have been reviewed with the Audit Committee of the Company's Board of Directors. For the Company's summary of significant accounting policies, see Note 2 to the Consolidated Financial Statements of News Corporation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Revenue Recognition

Television, Cable Network Programming and Direct Broadcast Satellite–Advertising revenue is recognized as the commercials are aired, net of agency commissions. Subscriber fees received from subscribers, cable systems and DBS operators are recognized as revenue in the period that services are provided, net of amortization of cable distribution investments, in the case of Cable Network Programming revenues. The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment–Revenues from distribution of feature films are recognized in accordance with ASC 926. Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from DVD and Blu-ray sales, net of a reserve for estimated returns, are recognized on the date that DVD and Blu-ray units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of DVD and Blu-ray units have expired. Revenues from television distribution are recognized when the motion picture or television program is made available to the licensee for broadcast.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the past box office record of the lead actors and actresses, the genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available on the actual results of each film through its life cycle.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Filmed Entertainment and Television Programming Costs

Accounting for the production and distribution of motion pictures and television programming is in accordance with ASC 926, which requires management's judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs, the expensing of participation and residual costs associated with revenues earned and any fair value adjustments.

In accordance with ASC 926, the Company amortizes filmed entertainment and television programming costs using the individual-film-forecast method. Under the individual-film-forecast method, such programming costs are amortized for each film or television program in the ratio that current period actual revenue for such title bears to management's estimated ultimate revenue as of the beginning of the current fiscal year to be recognized over approximately a six year period or operating profits to be realized from all media and markets for such title. Management bases its estimates of ultimate revenue for each film on factors such as historical performance of similar films, the star power of the lead actors and actresses and once released actual results of each film. For each television program, management bases its estimates of ultimate revenue on the performance of the television programming in the initial markets, the existence of future firm commitments to sell additional episodes of the program and the past performance of similar television programs. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value.

The costs of national sports contracts at FOX and for international sports rights agreements are charged to expense based on the ratio of each period's operating profit to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events are amortized on an event-by-event basis, while costs for local and regional sports contracts for a specified season are amortized over the season on a straight-line basis.

In the first quarter of fiscal 2012, the Company voluntarily changed its method of recognizing losses on its multi-year U.S. national sports agreements by no longer accruing for estimated future losses. The Company will, however, continue to recognize programming rights at the lower of unamortized cost or estimated net realizable value in accordance with ASC 920, "Entertainment – Broadcasters" ("ASC 920"). The Company believes that this method is preferable because the change will (1) align the Company's policy with peer companies in the media industry; (2) result in better correspondence with the substance of the event being recognized as estimated future losses will no longer be recognized; and (3) limit the effect of judgment on any potential impairment loss because the impairment analysis, which involves significant judgment about future revenue and revenue allocations, will only affect programming rights recorded on the balance sheet. Retrospective application of the change in accounting policy had no effect on the consolidated financial statements of the Company for any of the periods presented.

Original cable programming is amortized on an accelerated basis. Management regularly reviews, and revises when necessary, its total revenue estimates on a contract basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases, where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Company has a significant amount of intangible assets, including goodwill, FCC licenses, and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair values assigned to its tangible and identifiable intangible net assets and is assigned to one or more reporting units for purposes of testing for impairment. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired, their reporting unit, as well as their useful lives can significantly impact net income.

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Amounts recorded as goodwill are assigned to one or more reporting units. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Identifying reporting units and assigning goodwill to them requires judgment involving the aggregation of business units with similar economic characteristics and the identification of existing business units that benefit from the acquired goodwill. The Company allocates goodwill to disposed businesses using the relative fair value method.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with ASC 350. The Company's impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

The Company uses direct valuation methods to value identifiable intangibles for purchase accounting and impairment testing. The direct valuation method used for FCC licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods and such impairment could be material.

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on the Company's estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

As a result of the fiscal 2012 annual impairment review performed, the Company recorded non-cash impairment charges of approximately $2.8 billion ($2.4 billion, net of tax) during the fiscal year ended June 30, 2012. The charges consisted of a write-down of goodwill of $1.5 billion and a write-down of indefinite-lived intangible assets of $1.3 billion. The Publishing and Other segments have reporting units with goodwill that continue to be at risk for future impairment. Goodwill was $2.2 billion as of June 30, 2012 at these reporting units where goodwill is at risk for future impairment. The Company will continue to monitor its goodwill and intangible assets for possible future impairment.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions in which it operates. The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's tax expense and in evaluating its tax positions including evaluating uncertainties under ASC 740, "Income Taxes".

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Employee Costs

The measurement and recognition of costs of the Company's various pension and other postretirement benefit plans require the use of significant management judgments, including discount rates, expected return on plan assets, future compensation and other actuarial assumptions.

The Company maintains defined benefit pension plans covering a significant number of its employees and retirees. The primary plans are closed to new participants. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected rate of return on plan assets. The Company considers current market conditions, including changes in investment returns and interest rates, in making these assumptions. In developing the expected long-term rate of return, the Company considered the pension portfolio's past average rate of returns, and future return expectations of the various asset classes. The expected long-term rate of return is based on an asset allocation assumption of 44% equities, 41% fixed-income securities and 15% in cash and other investments.

The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30 and is subject to change each fiscal year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The rate was determined by matching the Company's expected benefit payments for the primary plans to a hypothetical yield curve developed using a portfolio of several hundred high-quality non-callable corporate bonds.

The key assumptions used in developing the Company's fiscal 2012, 2011 and 2010 net periodic pension expense for its plans consist of the following:

	2012	2011	2010
	($ in millions)		
Discount rate used to determine net periodic benefit cost	5.7%	5.7%	7.0%
Assets:			
Expected rate of return	7.0%	7.0%	7.0%
Expected return	$ 185	$ 171	$ 138
Actual return	$ 68	$ 326	$ 237
(Loss)/Gain	$(117)	$ 155	$ 99
One year actual return	2.6%	13.7%	12.7%
Five year actual return	2.3%	4.4%	3.9%

The weighted average discount rate is volatile from year to year because it is determined based upon the prevailing rates in the United States, the United Kingdom and Australia as of the measurement date. The Company will utilize a weighted average discount rate of 4.3% in calculating the fiscal 2013 net periodic pension expense for its plans. The Company will use a weighted average long-term rate of return of 6.9% for fiscal 2013 based principally on a combination of asset mix and historical experience of actual plan returns. The accumulated net pre-tax losses on the Company's pension plans at June 30, 2012 were approximately $1.5 billion which increased from approximately $800 million at June 30, 2011. This increase of approximately $700 million was due primarily to a decrease in the discount rate used to measure the benefit obligation at June 30, 2012. The accumulated pre-tax net losses at June 30, 2012 were primarily the result of changes in discount rates and deferred asset losses. Lower discount rates increase present values of benefit obligations and increase the Company's deferred losses and also increase subsequent-year pension expense. Higher discount rates decrease the present values of benefit obligations and reduce the Company's accumulated net loss and also decrease subsequent-year pension expense. These deferred losses are being systematically recognized in future net periodic pension expense in accordance with ASC 715, "Compensation – Retirement Benefits." Unrecognized losses in excess of 10% of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants.

The Company made contributions of $255 million, $158 million and $338 million to its pension plans in fiscal 2012, 2011 and 2010, respectively. The majority of these contributions were voluntarily made to improve the funding status of the plans which were impacted by the economic conditions noted above. Future plan contributions are dependent upon actual plan asset returns, statutory requirements and interest rate movements. Assuming that actual plan returns are consistent with the Company's expected plan returns in fiscal 2012 and beyond, and that interest rates remain constant, the Company would not be required to make any material statutory contributions to its primary U.S. pension plans for the immediate future. The Company will continue to make voluntary contributions as necessary to improve funded status.

Changes in net periodic pension expense may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $16 million	Increase $155 million
0.25 percentage point increase in discount rate	Decrease $15 million	Decrease $146 million
0.25 percentage point decrease in expected rate of return on assets	Increase $7 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $7 million	—

Fiscal 2013 net periodic pension expense for the Company's pension plans is expected to be approximately $205 million as compared to $150 million for fiscal 2012. The increase is primarily related to higher amortization of deferred losses as a result of the change in the discount rate.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements of News Corporation for discussion of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. The Company makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

The Company conducts operations in four principal currencies: the U.S. dollar; the British pound sterling; the Euro; and the Australian dollar. These currencies operate as the functional currency for the Company's U.S., United Kingdom, Italian and Australian operations, respectively. Cash is managed centrally within each of the four regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, draw downs in the appropriate local currency are available from intercompany borrowings. Since earnings of the Company's Australian, United Kingdom and Italian operations are expected to be reinvested in those businesses indefinitely, the Company does not hedge its investment in the net assets of those foreign operations.

At June 30, 2012, the Company's outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of $147 million (including the Company's non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $26 million at June 30, 2012.

Interest Rates

The Company's current financing arrangements and facilities include approximately $15,455 million of outstanding fixed-rate debt and the New Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair market value of such debt, while a change in the interest rate of variable debt will impact interest expense, as well as the amount of cash required to service such debt. As of June 30, 2012, substantially all of the Company's financial instruments with exposure to interest rate risk were denominated in U.S. dollars and had an aggregate fair value of approximately $18,300 million. The potential change in fair market value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $891 million at June 30, 2012.

Stock Prices

The Company has common stock investments in several publicly traded companies that are subject to market price volatility. These investments principally represent the Company's equity method affiliates and had an aggregate fair value of approximately $9,656 million as of June 30, 2012. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $8,690 million. Such a hypothetical decrease would result in a before tax decrease in comprehensive income of approximately $35 million, as any changes in fair value of the Company's equity method affiliates are not recognized unless deemed other-than-temporary.

Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

The Company's receivables did not represent significant concentrations of credit risk at June 30, 2012 or June 30, 2011 due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold.

The Company monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2012, the Company did not anticipate nonperformance by any of the counterparties.

News Corporation

Financial Statements and Supplementary Data Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorization of management and directors of News Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the assessment of the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's principal executive officer and principal financial officer, conducted an assessment of the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2012, based on criteria for effective internal control over financial reporting described in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of News Corporation's Board of Directors.

Based on this assessment, management determined that, as of June 30, 2012, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the Consolidated Financial Statements of News Corporation included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2012, has audited the Company's internal control over financial reporting. Their report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of News Corporation:

We have audited News Corporation's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). News Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, News Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of News Corporation as of June 30, 2012 and 2011, and the related consolidated statements of operations, cash flows, and equity and other comprehensive income for each of the three years in the period ended June 30, 2012 and our report dated August 14, 2012 expressed an unqualified opinion thereon.


Ernst + Young LLP

New York, New York
August 14, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of News Corporation:

We have audited the accompanying consolidated balance sheets of News Corporation as of June 30, 2012 and 2011, and the related consolidated statements of operations, cash flows, and equity and other comprehensive income for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Corporation at June 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), News Corporation's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2012 expressed an unqualified opinion thereon.


Ernst + Young LLP

New York, New York
August 14, 2012

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended June 30,	2012	2011	2010
	(in millions, except per share amounts)		
Revenues	$ 33,706	$ 33,405	$ 32,778
Operating expenses	(20,785)	(21,058)	(21,015)
Selling, general and administrative	(6,363)	(6,306)	(6,619)
Depreciation and amortization	(1,179)	(1,191)	(1,185)
Impairment and restructuring charges	(3,005)	(313)	(253)
Equity earnings of affiliates	730	462	448
Interest expense, net	(1,034)	(966)	(991)
Interest income	135	126	91
Other, net	7	18	69
Income from continuing operations before income tax expense	2,212	4,177	3,323
Income tax expense	(805)	(1,029)	(679)
Income from continuing operations	1,407	3,148	2,644
Loss on disposition of discontinued operations, net of tax	—	(254)	—
Net income	1,407	2,894	2,644
Less: Net income attributable to noncontrolling interests	(228)	(155)	(105)
Net income attributable to News Corporation stockholders	$ 1,179	$ 2,739	$ 2,539
Income from continuing operations attributable to News Corporation stockholders – basic and diluted	$ 0.47	$ 1.14	$ 0.97
Net income attributable to News Corporation stockholders – basic and diluted	$ 0.47	$ 1.04	$ 0.97

The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of June 30,	2012	2011
	(in millions, except share and per share amounts)	
Assets:		
Current assets:		
Cash and cash equivalents	$ 9,626	$12,680
Receivables, net	6,608	6,330
Inventories, net	2,595	2,332
Other	619	442
Total current assets	19,448	21,784
Non-current assets:		
Receivables	387	350
Investments	4,968	4,867
Inventories, net	4,596	4,198
Property, plant and equipment, net	5,814	6,542
Intangible assets, net	7,133	8,587
Goodwill	13,174	14,697
Other non-current assets	1,143	955
Total assets	$56,663	$61,980
Liabilities and Equity:		
Current liabilities:		
Borrowings	$ 273	$ 32
Accounts payable, accrued expenses and other current liabilities	5,405	5,773
Participations, residuals and royalties payable	1,691	1,511
Program rights payable	1,368	1,298
Deferred revenue	880	957
Total current liabilities	9,617	9,571
Non-current liabilities:		
Borrowings	15,182	15,463
Other liabilities	3,650	2,908
Deferred income taxes	2,388	3,149
Redeemable noncontrolling interests	641	242
Commitments and contingencies		
Equity:		
Class A common stock[(a)]	15	18
Class B common stock[(b)]	8	8
Additional paid-in capital	16,140	17,435
Retained earnings and accumulated other comprehensive income	8,521	12,608
Total News Corporation stockholders' equity	24,684	30,069
Noncontrolling interests	501	578
Total equity	25,185	30,647
Total liabilities and equity	$56,663	$61,980

(a) **Class A common stock**, $0.01 par value per share, 6,000,000,000 shares authorized, 1,584,519,372 shares and 1,828,315,242 shares issued and outstanding, net of 1,775,983,637 and 1,776,534,202 treasury shares at par at June 30, 2012 and 2011, respectively.

(b) **Class B common stock**, $0.01 par value per share, 3,000,000,000 shares authorized, 798,520,953 shares issued and outstanding, net of 313,721,702 treasury shares at par at June 30, 2012 and 2011, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2012	2011	2010
		(in millions)	
Operating activities:			
Net income	$ 1,407	$ 2,894	$ 2,644
Loss on disposition of discontinued operations, net of tax	—	254	—
Income from continuing operations	1,407	3,148	2,644
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	1,179	1,191	1,185
Amortization of cable distribution investments	88	92	84
Equity earnings of affiliates	(730)	(462)	(448)
Cash distributions received from affiliates	466	310	317
Impairment charges (net of tax of $440 million, nil and $19 million, respectively)	2,368	168	181
Other, net	(7)	(18)	(69)
Change in operating assets and liabilities, net of acquisitions:			
Receivables and other assets	(642)	377	(282)
Inventories, net	(399)	(627)	(110)
Accounts payable and other liabilities	60	292	352
Net cash provided by operating activities	3,790	4,471	3,854
Investing activities:			
Property, plant and equipment, net of acquisitions	(939)	(1,171)	(914)
Acquisitions, net of cash acquired	(542)	(831)	(143)
Investments in equity affiliates	(4)	(326)	(428)
Other investments	(411)	(322)	(85)
Proceeds from dispositions	475	403	1,257
Net cash used in investing activities	(1,421)	(2,247)	(313)
Financing activities:			
Borrowings	—	2,471	1,027
Repayment of borrowings	(35)	(557)	(2,080)
Issuance of shares	167	12	24
Repurchase of shares	(4,589)	—	—
Dividends paid	(593)	(500)	(418)
Purchase of subsidiary shares from noncontrolling interests	(65)	(116)	—
Sale of subsidiary shares to noncontrolling interests	—	50	—
Other, net	—	—	2
Net cash (used in) provided by financing activities	(5,115)	1,360	(1,445)
Net (decrease) increase in cash and cash equivalents	(2,746)	3,584	2,096
Cash and cash equivalents, beginning of year	12,680	8,709	6,540
Exchange movement on opening cash balance	(308)	387	73
Cash and cash equivalents, end of year	$ 9,626	$12,680	$ 8,709

The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY AND OTHER COMPREHENSIVE INCOME

	Class A Common Stock		Class B Common Stock			Retained Earnings and Accumulated Other Comprehensive Income			
	Shares	Amount	Shares	Amount	Additional Paid-In Capital		Total News Corporation Equity	Noncontrolling Interests[(a)]	Total Equity
	(in millions)								
Balance, June 30, 2009	1,815	$18	799	$ 8	$17,354	$ 5,844	$23,224	$ 408	$23,632
Adjustment to opening balance[(b)]	—	—	—	—	—	563	563	—	563
Balance June 30, 2009 – As Adjusted	1,815	18	799	8	17,354	6,407	23,787	408	24,195
Net income	—	—	—	—	—	2,539	2,539	96	2,635
Unrealized holding gains on securities, net of tax	—	—	—	—	—	49	49	—	49
Benefit plan adjustments	—	—	—	—	—	(208)	(208)	—	(208)
Foreign currency translation adjustments	—	—	—	—	—	(248)	(248)	1	(247)
Comprehensive income	—	—	—	—	—	2,132	2,132	97	2,229
Dividends declared	—	—	—	—	—	(353)	(353)	—	(353)
Shares issued	7	—	—	—	83	—	83	—	83
Change in value of redeemable noncontrolling interest and other	—	—	—	—	(29)	56	27	(77)	(50)
Balance, June 30, 2010	1,822	$18	799	$ 8	$17,408	$ 8,242	$25,676	$ 428	$26,104
Net income	—	—	—	—	—	2,739	2,739	131	2,870
Unrealized holding gains on securities, net of tax	—	—	—	—	—	88	88	—	88
Benefit plan adjustments	—	—	—	—	—	54	54	—	54
Foreign currency translation adjustments	—	—	—	—	—	1,893	1,893	14	1,907
Comprehensive income	—	—	—	—	—	4,774	4,774	145	4,919
Dividends declared	—	—	—	—	—	(396)	(396)	—	(396)
Shares issued	6	—	—	—	82	—	82	—	82
Change in value of redeemable noncontrolling interest and other	—	—	—	—	(55)	(12)	(67)	5	(62)
Balance, June 30, 2011	1,828	$18	799	$ 8	$17,435	$12,608	$30,069	$ 578	$30,647
Net income	—	—	—	—	—	1,179	1,179	153	1,332
Unrealized holding losses on securities, net of tax	—	—	—	—	—	(11)	(11)	—	(11)
Benefit plan adjustments	—	—	—	—	—	(511)	(511)	—	(511)
Foreign currency translation adjustments	—	—	—	—	—	(1,089)	(1,089)	(5)	(1,094)
Comprehensive (loss) income	—	—	—	—	—	(432)	(432)	148	(284)
Dividends declared	—	—	—	—	—	(455)	(455)	—	(455)
Shares (purchased) issued, net[(c)]	(243)	(3)	—	—	(1,471)	(2,867)	(4,341)	—	(4,341)
Change in value of redeemable noncontrolling interest and other	—	—	—	—	176	(333)	(157)	(225)	(382)
Balance, June 30, 2012	1,585	$15	799	$ 8	$16,140	$ 8,521	$24,684	$ 501	$25,185

(a) Net income attributable to noncontrolling interests excludes $75 million, $24 million and $9 million relating to redeemable noncontrolling interests which is reflected in temporary equity for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Foreign currency translation adjustments exclude nil, $1 million and $(3) million relating to redeemable noncontrolling interests for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Other activity attributable to noncontrolling interests excludes $324 million, $(108) million and $(24) million relating to redeemable noncontrolling interests for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

(b) See Note 2 – Summary of Significant Accounting Policies.

(c) Shares repurchased are retired.

The accompanying notes are an integral part of these audited consolidated financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

News Corporation and its subsidiaries (together, "News Corporation" or the "Company") is a Delaware corporation. News Corporation is a diversified global media company, which manages and reports its businesses in six segments: Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators primarily in the United States, Latin America, Europe and Asia; Television, which principally consists of the broadcasting of network programming in the United States and the operation of 27 full power broadcast television stations, including 9 duopolies, in the United States (of these stations, 17 are affiliated with the Fox Broadcasting Company ("FOX") and 10 are affiliated with Master Distribution Service, Inc. ("MyNetworkTV") programming distribution service); Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming worldwide; Direct Broadcast Satellite Television, which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy; Publishing, which principally consists of the publication of newspapers in the United Kingdom, Australia and the United States as well as the provision of information services, the publication of English language books throughout the world and the publication of free-standing inserts and provision of in-store marketing products and services in the United States and Canada; and Other, which principally consists of the Company's digital media properties and Amplify, the Company's educational technology businesses.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10, "Consolidation" ("ASC 810-10"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with ASC 810-10. All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

Changes in the Company's ownership interest in a consolidated subsidiary where a controlling financial interest is retained are accounted for as a capital transaction. When the Company ceases to have a controlling interest in a consolidated subsidiary the Company will recognize a gain or loss in net income upon deconsolidation.

The Company has an investment in Sky Deutschland AG ("Sky Deutschland") which it considers a variable interest entity ("VIE"). The Company's aggregate risk of loss related to this investment was approximately $515 million and $544 million as of June 30, 2012 and 2011, respectively, which consisted of debt and equity securities and a loan. (See Note 6 – Investments)

The Company also has a consolidated investment in a VIE; however, the assets, liabilities, net income and cash flows attributable to this entity were not material to the Company in any of the periods presented.

The Company's fiscal year ends on the Sunday closest to June 30. Fiscal 2012 and fiscal 2010 included 52 weeks, while fiscal 2011 included 53 weeks with the 53rd week falling in the fourth fiscal quarter. All references to June 30, 2012, June 30, 2011 and June 30, 2010 relate to the twelve month periods ended July 1, 2012, July 3, 2011 and June 27, 2010, respectively. For convenience purposes, the Company continues to date its financial statements as of June 30.

Reclassifications and adjustments

Certain fiscal 2011 and 2010 amounts have been reclassified to conform to the fiscal 2012 presentation. During the fourth quarter of 2012, the Company recorded an adjustment to eliminate a historical deferred tax liability related to a period prior to June 30, 2009. This adjustment resulted in a $563 million increase in retained earnings and a $563 million decrease in deferred tax liabilities as of July 1, 2009 from amounts previously reported. This adjustment had no effect on the consolidated statements of operations or cash flows for any of the periods presented.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. The Company has deposits held with banks that exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

Receivables, net

Receivables, net are presented net of an allowance for returns and doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the allowance for returns, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's products. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at risk of not being paid.

The Company has receivables with original maturities greater than one year in duration principally related to the Company's sale of program rights in the television syndication markets within the Filmed Entertainment segment. Allowances for credit losses are established against these non-current receivables as necessary. As of June 30, 2012 and 2011 these allowances were not material.

Receivables, net consist of:

At June 30,	2012	2011
	(in millions)	
Total receivables	$ 7,981	$ 7,779
Allowances for returns and doubtful accounts	(986)	(1,099)
Total receivables, net	6,995	6,680
Less: current receivables, net	(6,608)	(6,330)
Non-current receivables, net	$ 387	$ 350

Inventories

Filmed Entertainment Costs:

In accordance with ASC 926, "Entertainment – Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film or network series based on the ratio that fiscal 2012's gross revenues bear to management's estimate of total remaining ultimate gross revenues. Television production costs incurred in excess of the amount of revenue contracted for each episode in the initial market are expensed as incurred on an episode-by-episode basis. Estimates for initial syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. Television production costs incurred subsequent to the establishment of secondary markets are capitalized and amortized. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is made not to develop the story or after three years.

Filmed Entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

Programming Costs:

In accordance with ASC 920, "Entertainment – Broadcasters," costs incurred in acquiring program rights or producing programs for the Television, Direct Broadcast Satellite Television and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Television broadcast network and original cable programming are amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at least annually, the Company evaluates the recoverability of the unamortized costs associated therewith, using aggregate estimated advertising and other revenues directly attributable to the program material and related expenses. Where an evaluation indicates that a multi-year contract will result in an asset that is not recoverable, additional amortization is provided. The costs of national sports contracts at FOX are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and, accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events are amortized on an event-by-event basis while costs for local and regional sports contracts for a specified season are amortized over the season on a straight-line basis.

Other Inventories:

Inventories for other divisions are valued at the lower of cost or net realizable value. Cost is primarily determined by the first in, first out average cost method or by specific identification.

Investments

Investments in and advances to equity or joint ventures in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company owns an interest between 20% and 50% and exercises significant influence. In certain circumstances, investments for which the Company owns more than 50% but does not control policy decisions would be accounted for by the equity method.

Under the equity method of accounting the Company includes its investment and amounts due to and from its equity method investments in its consolidated balance sheets. The Company's consolidated statements of operations include the Company's share of the investees' earnings (losses) and the Company's consolidated statements of cash flows include all cash received from or paid to the investee.

The difference between the Company's investment and its share of the fair value of the underlying net assets of the investee is first allocated to either finite-lived intangibles or indefinite-lived intangibles and the balance is attributed to goodwill. The Company follows ASC 350, "Intangibles – Goodwill and Other" ("ASC 350"), which requires that equity method finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Investments in which the Company has no significant influence (generally less than a 20% ownership interest) or does not exert significant influence are designated as available-for-sale investments if readily determinable market values are available. If an investment's fair value is not readily determinable, the Company accounts for its investment at cost. The Company reports available-for-sale investments at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are included in accumulated other comprehensive income, net of applicable taxes and other adjustments until the investment is sold or considered impaired. Dividends and other distributions of earnings from available-for-sale investments and cost investments are included in Interest income in the consolidated statements of operations when declared.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of 3 to 50 years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances, such as technological advances or changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

Goodwill and intangible assets

The Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission ("FCC") licenses, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with ASC 350, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses, are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives are generally amortized over their estimated useful lives. The impairment assessment of indefinite-lived intangibles compares the fair value of these intangible assets to their carrying value.

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Asset impairments

Investments

Equity method investments are regularly reviewed for impairment by initially comparing their fair value to their respective carrying amounts each quarter. The Company determines the fair value of its public company investments by reference to their publicly traded stock price. With respect to private company investments, the Company makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and, in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

The Company regularly reviews available-for-sale investment securities for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

The Company regularly reviews investments accounted for at cost for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related estimated fair value, the duration of the estimated fair value decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

Long-lived assets

ASC 360, "Property, Plant, and Equipment," ("ASC 360") and ASC 350 require that the Company periodically review the carrying amounts of its long-lived assets, including property, plant and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less their costs to sell.

Guarantees

The Company follows ASC 460, "Guarantees" ("ASC 460"). ASC 460 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Television, Cable Network Programming and Direct Broadcast Satellite Television:

Advertising revenue is recognized as the commercials are aired. Subscriber fees received from multi-channel video programming distributors for cable network programming are recognized as revenue in the period services are provided. DBS subscription and pay-per-view revenues are recognized when programming is broadcast to subscribers, while fees for equipment rental are recognized as revenue on a straight-line basis over the contract period.

The Company classifies the amortization of cable distribution investments (capitalized fees paid to multi-channel video programming distributors to facilitate carriage of a cable network) against revenue in accordance with ASC 605-50, "Revenue Recognition – Customer Payments and Incentives". The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment:

Revenues are recognized in accordance with ASC 926. Revenues from the distribution of motion pictures are recognized as they are exhibited, and revenues from home entertainment sales, net of a reserve for estimated returns, are recognized on the date that DVD and Blu-ray units are made available for sale by retailers and all Company-imposed restrictions on the sale of DVD and Blu-ray units have expired.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television products which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Publishing

Advertising revenue from newspapers and integrated marketing services is recognized when the advertisements are published. Subscription revenues from the Company's print and online publications and electronic information services is recognized as earned, pro rata on a per-issue basis, over the subscription period. Revenues earned from book publishing are recognized upon passing of control to the buyer.

Sales returns

Consistent with industry practice, certain of the Company's products, such as home entertainment products, books and newspapers, are sold with the right of return. The Company records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Multiple element arrangements

Revenues derived from a single sales contract that contains multiple products and services are allocated based on the relative selling price of each delivered item and recognized in accordance with the applicable revenue recognition criteria for the specific unit of accounting.

Subscriber acquisition costs

Subscriber acquisition costs in the Direct Broadcast Satellite Television segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment is capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Advertising expenses

The Company expenses advertising costs as incurred, including advertising expenses for theatrical and television product in accordance with ASC 720-35, "Other Expenses – Advertising Cost." Advertising expenses recognized totaled $2.4 billion, $2.7 billion and $2.5 billion for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Translation of foreign currencies

Foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method, whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Gains and losses from foreign currency transactions are included in income for the period.

Capitalization of interest

Interest cost on funds invested in major projects with substantial development and construction phases are capitalized until operations commence. Once operations commence, the interest costs are expensed as incurred. Capitalized interest is amortized over future periods on a basis consistent with that of the project to which it relates. Total interest capitalized was $42 million for the fiscal year ended June 30, 2012 and $44 million in both the fiscal years ended June 30, 2011 and 2010. Amortization of capitalized interest for the fiscal years ended June 30, 2012, 2011 and 2010 was $96 million, $56 million and $73 million, respectively.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Earnings per share

Basic earnings per share for the Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock") is calculated by dividing Net income (loss) attributable to News Corporation stockholders by the weighted average number of shares of Class A Common Stock and Class B Common Stock outstanding. Diluted earnings per share for Class A Common Stock and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed issuance of shares issuable under the Company's equity based compensation plans.

Equity based compensation

The Company accounts for share-based payments in accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. ASC 718 establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. (See Note 13 – Equity Based Compensation).

Financial Instruments and Derivatives

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. (See Note 7 – Fair Value) ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The carrying value of the Company's financial instruments, including cash and cash equivalents and cost investments, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. Derivative instruments embedded in other contracts, such as convertible debt securities and exchangeable securities, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in the consolidated balance sheets with changes in estimated fair value recorded in Other, net in the consolidated statements of operations.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing or acquiring films and television programming abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheets. (See Note 7 – Fair Value) The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings as Other, net in the consolidated statements of operations.

Recently Adopted and Recently Issued Accounting Guidance

Adopted

The Company accounts for programming rights for its multi-year U.S. national sports agreements in accordance with ASC 920. Under ASC 920, programming rights are carried at the lower of unamortized cost or estimated net realizable value. At the inception of these contracts, and at least annually, the Company evaluates the recoverability of the total remaining contract costs plus programming rights for each multi-year U.S. national sports agreement using estimated remaining revenues and expenses directly related to each agreement. If such evaluation indicates that an agreement would result in an ultimate loss, the programming rights would be written down to net realizable value. In addition, where the ultimate loss exceeds the recorded asset, an incremental liability would be recorded to currently recognize the estimated future loss.

In the first quarter of fiscal 2012, the Company voluntarily changed its method of recognizing losses on its multi-year U.S. national sports agreements by no longer accruing for estimated future losses. The Company will, however, continue to recognize programming rights at the lower of unamortized cost or estimated net realizable value in accordance with ASC 920. The Company believes that this method is preferable because the change will (1) align the Company's policy with peer companies in the media industry; (2) result in better correspondence with the substance of the event being recognized as estimated future losses will no longer be recognized; and (3) limit the effect of judgment on any potential impairment loss because the impairment analysis, which involves significant judgment about future revenue and revenue allocations, will only affect programming rights recorded on the balance sheet. Retrospective application of the change in accounting policy had no effect on the consolidated financial statements of the Company for any of the periods presented.

In the third quarter of fiscal 2012, the Company adopted Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820, "Fair Value Measurements" ("ASC 820"). In addition, ASU 2011-04 requires additional fair value disclosures. The prospective application of the amended accounting guidance resulted in additional financial statement disclosures.

In the fourth quarter of fiscal 2012, the Company adopted ASU 2011-09, "Compensation – Retirement Benefits – Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan" ("ASU 2011-09"). ASU 2011-09 requires enhanced qualitative and quantitative disclosures about an employer's participation in multiemployer pension plans, including additional information about the plans, the level of an employer's participation in the plans and the financial health of significant plans. ASU 2011-09 is retrospectively effective for the Company for the annual periods presented for the fiscal year ending June 30, 2012. The application of the amended accounting guidance resulted in additional financial statement disclosures.

Issued

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which requires an entity to present total comprehensive income, the components of net income and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This provision was effective for the Company beginning July 1, 2012 and will be applied retrospectively. The Company does not expect the adoption of this standard will have a significant impact on its consolidated financial statements as it will only impact presentation.

In September 2011, the FASB issued ASU 2011-08, "Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment" ("ASU 2011-08"), which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU 2011-08 is effective for the Company for annual and interim goodwill impairment tests performed beginning July 1, 2012. The Company is currently evaluating the impact ASU 2011-08 will have on its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, "Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"), which permits an entity to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit's indefinite-lived intangible asset is less than the asset's carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that the fair value of a reporting unit's indefinite-lived intangible asset is more likely than not greater than the asset's carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. ASU 2012-02 is effective for the Company for annual and interim indefinite-lived intangible asset impairment tests performed beginning July 1, 2013, however, early adoption is permitted. The Company is currently evaluating the impact ASU 2012-02 will have on its consolidated financial statements.

NOTE 3. ACQUISITIONS, DISPOSALS AND OTHER TRANSACTIONS

Fiscal 2012

Acquisitions

In December 2011, the Company acquired the 67% equity interest it did not already own in Fox Pan American Sports LLC ("FPAS") for approximately $400 million. FPAS, an international sports programming and production entity, which owns and operates Fox Sports Latin America network, a Spanish and Portuguese-language sports network distributed to subscribers in certain Caribbean and Central and South American nations, and partially through its ownership in FPAS, a 53% interest in Fox Deportes, a Spanish-language sports programming service distributed in the United States. As a result of this transaction, the Company now owns 100% of FPAS and Fox Deportes. Accordingly, the results of FPAS are included in the Company's consolidated results of operations beginning in December 2011.

The FPAS acquisition was accounted for in accordance with ASC 805, "Business Combinations" ("ASC 805"), which requires an acquirer to remeasure its previously held equity interest in an acquiree at its acquisition date fair value and recognize the resulting gain or loss in earnings. The carrying amount of the Company's previously held equity interest in FPAS was revalued to fair value at the acquisition date, resulting in a non-taxable gain of approximately $158 million which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2012. In accordance with ASC 350, the excess purchase price preliminarily allocated to goodwill will not be amortized for the FPAS acquisition. The amount allocated to goodwill is subject to change pending the completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization.

In May 2012, the Company acquired an approximate 23% interest in Latin America Pay Television ("LAPTV"), a partnership that distributes premium and basic television channels in Latin America, for approximately $64 million in cash. As a result of this transaction, the Company increased its interest in LAPTV to approximately 78% from the 55% it owned at June 30, 2011.

In June 2012, the Company entered into an agreement to acquire the remaining 50% interest in ESPN STAR Sports ("ESS") it did not already own. ESS is the leading sports broadcaster in Asia. The acquisition is subject to regulatory clearances and other customary closing conditions. Once this transaction is completed, the Company will own 100% of ESS and will include the results of ESS in its consolidated results.

In July 2012, the Company acquired Thomas Nelson, Inc., one of the leading trade publishers in the United States, for approximately $200 million in cash.

Dispositions

In July 2011, the Company sold its majority interest in its outdoor advertising businesses in Russia and Romania ("News Outdoor Russia") for cash consideration of approximately $360 million. In connection with the sale, the Company repaid $32 million of News Outdoor Russia debt. (See Note 10 – Borrowings) The Company recorded a gain related to the sale of this business, which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2012. The gain on the sale and the net income, assets, liabilities and cash flow attributable to the News Outdoor Russia operations were not material to the Company in any of the periods presented and, accordingly, have not been presented separately.

In May 2012, the Company sold its former U.K. newspaper division headquarters located in East London, which it relocated from in August 2010, for consideration of approximately £150 million, of which £25 million was received on closing of the sale. The remaining £125 million is in the form of a secured note and the Company will receive £25 million on May 31, 2013, and annually thereafter until May 31, 2017. The Company recorded a loss of approximately $22 million on this transaction, which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2012.

Other

In July 2011, the Company announced that it would close its publication, *The News of the World*, after allegations of phone hacking and payments to public officials. As a result of management's approval of the shutdown of *The News of the World*, the Company has reorganized portions of the U.K. newspaper business and has recorded restructuring charges in fiscal 2012 primarily for termination benefits and certain organizational restructuring at the U.K. newspapers. (See Note 4 – Restructuring Programs) The Company is subject to several ongoing investigations by U.K. and U.S. regulators and governmental authorities, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is fully cooperating with these investigations. In addition, the Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. The Company has taken steps to solve the problems relating to *The News of the World* including the creation of an independently-chaired Management & Standards Committee (the "MSC"), which operates independently from NI Group Limited ("News International") and has full authority to ensure complete cooperation with all relevant investigations and inquiries into *The News of the World* matters and all other related issues across News International. The MSC conducts its own internal investigation where appropriate. The MSC has an independent Chairman, Lord Grabiner QC, and reports directly to Gerson Zweifach, Senior Executive Vice President and Group General Counsel of the Company. Mr. Zweifach reports to the independent members of the Board of Directors (the "Board") through their representative Viet Dinh, an independent director and Chairman of the Company's Nominating and Corporate Governance Committee. The independent directors of the Board have retained independent outside counsel and are actively engaged in these matters. The MSC conducted an internal investigation of the three other titles at News International and engaged independent outside counsel to advise it on these investigations and all other matters it handles. News International has instituted governance reforms and issued certain enhanced policies to its employees. The Company has also engaged independent outside counsel to assist it in responding to U.S. governmental inquiries. (See Note 15 – Commitments and Contingencies for a summary of the costs of *The News of the World* Investigations and Litigation.)

In fiscal 2012, the Company entered into an asset acquisition agreement with a third party in exchange for a noncontrolling ownership interest in one of the Company's majority-owned Regional Sports Networks ("RSN"). The noncontrolling shareholder has a put option related to its ownership interest that is exercisable beginning in fiscal 2015. Since redemption of the noncontrolling interest is outside of the control of the Company, the Company has accounted for this put option in accordance with ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity" ("ASC 480-10-S99-3A"), and has recorded the put option at its fair value as a redeemable noncontrolling interest in the consolidated balance sheets.

In June 2012, the Company announced that it intends to pursue the separation of its publishing and its media and entertainment businesses into two distinct publicly traded companies. The global media and entertainment company would consist of the Company's cable and television assets, filmed entertainment, and direct satellite broadcasting businesses. The global publishing company that would be created through the proposed transaction would consist of the Company's current publishing businesses, as well as its education division. Following the separation, each company would maintain two classes of common stock: Class A Common and Class B Common Voting Shares. The separation is expected to be completed in approximately one year. In addition to final approval from the Board of Directors and stockholder approval, the completion of the separation will be subject to receipt of regulatory approvals, opinions from tax counsel and favorable rulings from certain tax jurisdictions regarding the tax-free nature of the transaction to the Company and to its stockholders, further due diligence as appropriate, and the filing and effectiveness of appropriate filings with the U.S Securities and Exchange Commission (the "SEC").

Fiscal 2011

In fiscal 2011, the Company acquired an additional interest in Asianet Communications Limited ("Asianet"), an Asian general entertainment television joint venture, for approximately $92 million in cash. As a result of this transaction, the Company increased its interest in Asianet to 75% from the 51% it owned at June 30, 2010.

In November 2010, the Company formed a joint venture with China Media Capital ("CMC"), a media fund in China, to explore new growth opportunities. The Company transferred the equity and related assets of its STAR China business along with the Fortune Star Chinese movie library with a combined market value of approximately $140 million and CMC paid cash of approximately $74 million to the Company. Following this transaction, CMC holds a 53% controlling stake in the joint venture and the Company holds a 47% stake. The Company's interest in the joint venture was recorded at fair value of $66 million, which was determined using a discounted cash flow valuation method and is now accounted for under the equity method of accounting. The Company recorded a gain on this transaction of $55 million, which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011.

In December 2010, the Company disposed of the Fox Mobile Group ("Fox Mobile") and recorded a loss of approximately $29 million on the disposition which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011. The net income, assets, liabilities and cash flow attributable to the Fox Mobile operations were not material to the Company in any of the periods presented and, accordingly, have not been presented separately.

In fiscal 2011, the Company acquired Wireless Generation, an education technology company, for cash. Total consideration was approximately $390 million, which included the equity purchase and the repayment of Wireless Generation's outstanding debt.

In April 2011, the Company acquired Shine Limited ("Shine"), an international television production company, for cash. The total consideration for this acquisition included (i) approximately $480 million for the acquisition of the equity, of which approximately $60 million has been set aside in escrow to satisfy any indemnification obligations, (ii) the repayment of Shine's outstanding debt of approximately $135 million and (iii) net liabilities assumed. Elisabeth Murdoch, Chairman and Chief Executive Officer of Shine, and daughter of Mr. K. R. Murdoch and sister of Messrs. Lachlan and James Murdoch, received approximately $214 million in cash at closing in consideration for her majority ownership interest in Shine, and is entitled to her proportionate share of amounts that are released from escrow.

In June 2011, the Company transferred the equity and related assets of Myspace to a digital media company in exchange for an equity interest in the acquirer. As a result of this transaction, the Company's interest in the acquirer, which is not material, was recorded at fair value and is now accounted for under the cost method of accounting. The loss on this transaction was approximately $254 million, net of tax of $61 million, or ($0.10) per diluted share and was included in Loss on disposition of discontinued operations, net of tax in the consolidated statements of operations for the fiscal year ended June 30, 2011. The assets, liabilities and cash flow attributable to the Myspace operations were not material to the Company in any of the periods presented and, accordingly, have not been presented separately. Revenues and operating loss attributable to Myspace for the fiscal years ended June 30, 2011 and 2010 were as follows:

For the years ended June 30,	2011	2010
	(in millions)	
Revenues	$ 108	$397
Operating loss	$(228)	$ (84)

Fiscal 2010

During fiscal year 2010, the Company completed two transactions related to its financial indexes businesses:

The Company sold its 33% interest in STOXX AG ("STOXX"), a European market index provider, to its partners, Deutsche Börse AG and SIX Group AG, for approximately $295.8 million in cash. The Company was entitled to receive additional consideration if STOXX achieved certain revenue targets in calendar year 2010. These revenue targets were met and in June 2011, the Company received additional consideration of approximately $43 million which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011.

The Company and CME Group Inc. ("CME") formed a joint venture to operate a global financial index service business (the "Venture"), to which the Company contributed its Dow Jones Indexes business valued at $675 million. This represents the estimated exit price to sell the asset group based upon a third party valuation considering offers received from market participants interested in purchasing the business at $675 million (which included the Company's agreement to provide to the Venture an annual media credit for advertising on the Company's Dow Jones media properties averaging approximately $3.5 million a year for a ten year term). CME contributed a business to the Venture which provides certain market data services valued at $608 million. The Company and CME own 10% and 90% of the Venture, respectively. The Venture issued approximately $613 million in third-party debt due in March 2018 that has been guaranteed by CME (the "Venture Financing"). The Venture used the proceeds from the debt issuance to make a special distribution at the time of the closing of approximately $600 million solely to the Company. The Company agreed to indemnify CME with respect to any payments of principal, premium and interest that CME makes under its guarantee of the Venture Financing and certain refinancing of such debt. In the event the Company is required to perform under this indemnity, the Company will be subrogated to and acquire all rights of CME. The maximum potential amount of undiscounted future payments related to this indemnity was approximately $775 million at June 30, 2012. The Company has made a determination that there is no recognition of this potential future payment in the accompanying financial statements as the likelihood of the Company having to perform under this indemnity is not probable.

The Company has the right to cause the Venture to purchase its 10% interest at fair market value in 2016 and the Venture has the right to call the Company's 10% interest at fair market value in 2017.

The Company's interest in the Venture was recorded at fair value of $67.5 million, which was determined using an earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple and market-based valuation approach methodologies, and is now accounted for under the cost method of accounting. The net income, assets, liabilities, and cash flow attributable to the Dow Jones Indexes business are not material to the Company in any of the periods presented and, accordingly, have not been presented separately.

The Company recorded a combined loss of approximately $23 million on both of these transactions, which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2010. The combined loss of $23 million is comprised of the loss on the disposition of the Dow Jones Indexes business and a gain on the sale of the Company's STOXX investment. The disposition of the Dow Jones Indexes business resulted in a loss of $76.7 million. The Company calculated the loss in accordance with ASC 810 as the fair value of the consideration received, which included cash and the Company's 10% interest retained in the joint venture less a) the aggregate carrying amount of Dow Jones Indexes' assets and liabilities and b) the 10-year annual media credit for advertising on News Corp's Dow Jones media properties.

For the year ended June 30, 2010	Dow Jones Indexes	STOXX	Combined
		(in millions)	
Cash received	$ 607.5	$ 295.8	$ 903.3
Fair value of 10% interest retained in joint venture	67.5	—	67.5
Less: aggregate carrying amount	(717.0)	(242.2)	(959.2)
Less: 10-year annual media credit for advertising	(34.7)	—	(34.7)
(Loss) gain on disposition[(a)]	$ (76.7)	$ 53.6	$ (23.1)

(a) As noted above, the Company received additional consideration of approximately $43 million relating to the STOXX transaction which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011.

In fiscal 2012, CME and The McGraw-Hill Companies Inc. ("McGraw-Hill") entered into an agreement to form a new index business joint venture (the "new Venture"). Under this agreement, CME contributed the Dow Jones Indexes business and McGraw-Hill contributed the S&P Indexes business. The Company, CME and McGraw-Hill own approximately 3%, 24% and 73% of the new Venture, respectively.

In December 2009, the Company entered into an agreement to transfer the equity and related assets of Photobucket to a mobile photo uploading platform in exchange for an equity interest in the acquirer and cash. A loss of approximately $32 million was recorded on this transaction and was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2010. As a result of this transaction, the Company's interest in the acquirer, which is not material, was recorded at fair value and is now accounted for under the equity method of accounting.

During fiscal 2010, the Company sold the majority of its terrestrial television operations in Eastern Europe led by the sale of its Bulgarian terrestrial TV business, bTV. The aggregate cash received in connection with these sales was approximately $372 million, net of expense, and a gain of approximately $195 million on these sales was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2010. The Company continues to operate a terrestrial TV business, FOX TV, a Turkish national general interest free-to-air broadcast television station. The net income, assets, liabilities and cash flow attributable to the terrestrial television operations sold are not material to the Company in any of the periods presented and, accordingly, have not been presented separately.

NOTE 4. RESTRUCTURING PROGRAMS

Fiscal 2012

In fiscal 2012, the Company recorded restructuring charges of $197 million, of which $175 million related to the newspaper businesses. The Company commenced the reorganization of portions of the newspaper businesses and recorded restructuring charges primarily for termination benefits as a result of the shutdown of *The News of the World,* certain organizational restructurings at other newspapers and the shutdown of a regional newspaper.

Fiscal 2011

In fiscal 2011, the Company recorded restructuring charges of approximately $145 million. The restructuring charges primarily consisted of a $115 million charge related to the Company's digital media properties and $25 million related to termination benefits recorded at the newspaper businesses. The charges at the Company's digital media properties were a result of an organizational restructuring to align resources more closely with business priorities and consisted of facility related costs of $95 million, termination benefits of $18 million and other associated costs of $2 million.

Fiscal 2010

In fiscal 2010, the Company recorded restructuring charges of approximately $53 million. The restructuring charges in fiscal 2010 reflect an $18 million charge related to the sales and distribution operations of the STAR channels, a $19 million charge for termination benefits related to the newspaper businesses, a $7 million charge related to the restructuring program at Fox Mobile and a $9 million charge for accretion on facility termination obligations.

Changes in the program liabilities were as follows:

	One time termination benefits	Facility related costs	Other costs	Total
	(in millions)			
Balance, June 30, 2009	$ 65	$164	$ 8	$ 237
Additions	37	14	2	53
Payments	(68)	(24)	(4)	(96)
Other	(2)	—	—	(2)
Balance, June 30, 2010	$ 32	$154	$ 6	$ 192
Additions	47	96	2	145
Payments	(51)	(34)	(7)	(92)
Other	(1)	(9)	(1)	(11)
Balance, June 30, 2011	$ 27	$207	$ —	$ 234
Additions	155	14	28	197
Payments	(114)	(36)	(15)	(165)
Other	(4)	—	(13)	(17)
Balance, June 30, 2012	$ 64	$185	$ —	$ 249

The Company expects to record an additional $67 million of restructuring charges, principally related to accretion on facility termination obligations through fiscal 2021 and additional termination benefits related to the newspaper businesses. At June 30, 2012, restructuring liabilities of approximately $95 million and $154 million were included in the consolidated balance sheets in other current liabilities and other liabilities, respectively. Amounts included in other liabilities primarily relate to facility termination obligations, which are expected to be paid through fiscal 2021.

NOTE 5. INVENTORIES

The Company's inventories were comprised of the following:

As of June 30,	2012	2011
	(in millions)	
Programming rights	$4,285	$3,512
Books, DVDs, Blu-rays, paper and other merchandise	348	373
Filmed entertainment costs:		
Films:		
Released (including acquired film libraries)	846	755
Completed, not released	135	31
In production	502	784
In development or preproduction	140	98
	1,623	1,668
Television productions:		
Released (including acquired libraries)	561	617
In production	370	356
In development or preproduction	4	4
	935	977
Total filmed entertainment costs, less accumulated amortization[a]	2,558	2,645
Total inventories, net	7,191	6,530
Less: current portion of inventory, net[b]	(2,595)	(2,332)
Total noncurrent inventories, net	$4,596	$4,198

(a) Does not include $397 million and $428 million of net intangible film library costs as of June 30, 2012 and 2011, respectively, which are included in intangible assets subject to amortization in the consolidated balance sheets. (See Note 9 – Goodwill and Other Intangible Assets for further details.)

(b) Current inventory as of June 30, 2012 and 2011 is comprised of programming rights ($2,279 million and $1,995 million, respectively), books, DVDs, Blu-rays, paper and other merchandise.

As of June 30, 2012, the Company estimated that approximately 70% of unamortized filmed entertainment costs from the completed films are expected to be amortized during fiscal 2013 and approximately 91% of released filmed entertainment costs will be amortized within the next three fiscal years. During fiscal 2013, the Company expects to pay $1,027 million in accrued participation liabilities, which are included in Participations, residuals and royalties payable in the consolidated balance sheets. At June 30, 2012, acquired film and television libraries had remaining unamortized film costs of $75 million, which are generally amortized using the individual film forecast method over a remaining period of approximately 6-9 years.

NOTE 6. INVESTMENTS

The Company's investments were comprised of the following:

As of June 30,		Ownership Percentage	2012	2011
			(in millions)	
Equity method investments:				
British Sky Broadcasting Group plc[a][b]	U.K. DBS operator	39%	$1,710	$1,532
NDS Group Limited	Digital technology company	49%	492	423
Sky Network Television Ltd.[a][b]	New Zealand media company	44%	390	424
Sky Deutschland[a]	German pay-TV operator	49.9%	231	304
Other equity method investments		various	904	1,107
Fair value of available-for-sale investments[c]		various	561	652
Other investments		various	680	425
Total Investments			$4,968	$4,867

(a) The market value of the Company's investment in British Sky Broadcasting Group plc ("BSkyB"), Sky Deutschland and Sky Network Television Ltd., of $7,169 million, $1,409 million and $657 million at June 30, 2012, respectively, were valued using quoted market prices.

(b) For the fiscal years ended June 30, 2012 and 2011, the Company received dividends from BSkyB of $257 million and $227 million, respectively, and from Sky Network Television Ltd. of $64 million and $19 million, respectively.

(c) Includes investments in publicly traded common stock, which were valued using quoted market prices, and the convertible bond issued by Sky Deutschland, which consists of the host and derivative financial instrument components. The convertible bond components were measured using the discounted cash flows and Black-Scholes valuation methods. Inputs to these valuation measures include observable market data such as stock prices and interest rates.

The cost basis, unrealized gains, unrealized losses and fair market value of available-for-sale investments are set forth below:

As of June 30,	2012	2011
	(in millions)	
Cost basis of available-for-sale investments	$278	$269
Accumulated gross unrealized gain	305	383
Accumulated gross unrealized loss	(22)	—
Fair value of available-for-sale investments	$561	$652
Net deferred tax liability[a]	$108	$132

(a) The net deferred tax liability includes $107 million and $113 million related to unrealized gains recorded in comprehensive income as of June 30, 2012 and 2011, respectively.

The Company reclassified gains from accumulated other comprehensive income to the consolidated statements of operations, based on the specific identification method, of nil during the fiscal years ended June 30, 2012 and 2011 and $3 million during the fiscal year ended June 30, 2010.

Equity Earnings of Affiliates

The Company's share of the earnings of its equity affiliates was as follows:

For the years ended June 30,	2012	2011	2010
	(in millions)		
DBS equity affiliates	$732	$305	$341
Cable channel equity affiliates	19	42	66
Other equity affiliates	(21)	115	41
Total Equity earnings of affiliates[a]	$730	$462	$448

(a) The Company's investment in several of its affiliates exceeded its equity in the underlying net assets by approximately $2 billion and $1.8 billion as of June 30, 2012 and 2011, respectively, which represented the excess cost over the Company's proportionate share of its investments' underlying net assets. This has been allocated between finite-lived intangible assets, indefinite-lived intangible assets and goodwill. The finite-lived intangible assets primarily represent trade names and subscriber lists with a weighted average useful life as of June 30, 2012 and 2011 of 13 and 14 years, respectively.

In accordance with ASC 350, the Company amortized $16 million and $14 million in fiscal 2012 and fiscal 2011, respectively, related to amounts allocated to finite-lived intangible assets. Such amortization is reflected in Equity earnings of affiliates.

BSkyB

During fiscal 2010, the Company announced that it had proposed to the board of directors of BSkyB, in which the Company currently has an approximate 39% interest, to make a cash offer for the BSkyB shares that the Company does not already own. On July 13, 2011, the Company announced that it no longer intended to make an offer for the BSkyB shares that the Company does not already own. As a result of the July 2011 announcement, the Company paid BSkyB a termination fee of approximately $63 million in accordance with a cooperation agreement between the parties. The termination fee was reflected in Other, net in the Company's consolidated statements of operations for the fiscal year ended June 30, 2012.

In November 2011, BSkyB's shareholders and board of directors authorized a share repurchase program. The Company entered into an agreement with BSkyB under which, following any market purchases of shares by BSkyB, the Company will sell to BSkyB sufficient shares to maintain its approximate 39% interest subsequent to those market purchases, for a price equal to the price paid by BSkyB in respect of the relevant market purchases. BSkyB began repurchasing shares as part of this share repurchase program during the second quarter of fiscal 2012. As a result, the Company received cash consideration of approximately $335 million during fiscal 2012 and recognized a gain of approximately $270 million which was included in Equity earnings of affiliates in the Company's consolidated statements of operations for the fiscal year ended June 30, 2012.

Sky Deutschland

In fiscal 2011, the Company entered into an agreement with Sky Deutschland to backstop €400 million (approximately $525 million) of financing measures that were being initiated by Sky Deutschland. The financing measures were executed in stages and completed in December 2011. The first capital increase was structured as a rights issue in which the Company purchased additional shares of Sky Deutschland for approximately $150 million in September 2010. In the second capital increase, the Company purchased a convertible bond for approximately $225 million in January 2011. In December 2011, as part of the third capital increase, the Company provided a loan of approximately $80 million with a maturity date of March 2014.

The Company currently has the right to convert the bond from the second capital increase into 53.9 million underlying Sky Deutschland shares, subject to certain black-out periods. If not converted, the Company will have the option to redeem the bond for cash upon its maturity in January 2015. The convertible bond was separated into its host and derivative financial instrument components, both of which are recorded at their estimated fair value in Investments in the consolidated balance sheets. The change in estimated fair value of the derivative instrument of approximately $61 million was recorded in Other, net in the Company's consolidated statements of operations for the fiscal year ended June 30, 2012. The change in estimated fair value of the host was not material for the fiscal year ended June 30, 2012.

In February 2012, the Company agreed to backstop €300 million (approximately $395 million) of financing measures that are being initiated by Sky Deutschland. The first step of the financing was completed in February 2012, in which Sky Deutschland raised approximately €155 million, and the Company acquired 35.3 million additional shares of Sky Deutschland maintaining its ownership at 49.9%. The aggregate cost of the shares acquired by the Company was approximately €80 million (approximately $100 million) and the shares were newly registered shares issued pursuant to the capital increase. The second capital increase of €145 million (approximately $195 million) is expected to be raised by Sky Deutschland by the end of September 2012 and is planned through any or a combination of the following measures: a rights offering, a private placement, a loan provided by the Company and/or a convertible bond underlying Sky Deutschland shares. In the event that a convertible bond is issued, the remaining €145 million funding will be increased by the amount of interest payable on the bond from the date of issue until December 31, 2013. The Company's backstop commitment is subject to certain customary conditions such as the absence of a material adverse change in Sky Deutschland's business.

In addition to the financing measures noted above, the Company has also agreed to loan Sky Deutschland approximately $70 million to support the launch of a sports news channel which it expects to fund within one year.

Other

The Company currently has an approximate 19% interest in Rotana Holding FZ-LLC ("Rotana"), which operates a diversified film, television, audio, advertising and entertainment business across the Middle East and North Africa. The Company purchased half of this investment in fiscal 2010 for $70 million and then purchased the other half for two equal payments of $35 million made in fiscal 2011 and 2012. A significant stockholder of the Company, who owned approximately 7% of the Company's Class B Common stock, owns a controlling interest in Rotana. The Company also has an option to sell its interest in Rotana in fiscal year 2015 at the higher of the price per share based on a bona fide sale offer or the original subscription price.

In August 2010, the Company increased its investment in Tata Sky Ltd. ("Tata Sky") for approximately $88 million in cash. As a result of this transaction, the Company increased its interest in Tata Sky to approximately 30% from the 20% it owned at June 30, 2010.

In March 2012, the Company sold its 17% interest in Hathway Cable and Datacom Limited for approximately $71 million. The Company recorded a gain of approximately $23 million on this transaction which is included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2012.

In March 2012, the Company and funds advised by Permira Advisers LLP signed an agreement to sell NDS Group Limited ("NDS") to Cisco Systems Inc. for approximately $5 billion, including the assumption of debt. The Company owned approximately 49% of NDS. The transaction was completed in July 2012. The Company expects to record a gain on this transaction and will potentially utilize tax credits to offset a portion of the proceeds received.

In May 2012, FOXTEL, a cable and satellite television service in Australia, in which the Company currently owns a 25% interest, purchased Austar United Communications Ltd ("Austar") to create a national subscription television service in Australia. The transaction was funded by FOXTEL bank debt and FOXTEL's shareholders made pro-rata capital contributions in the form of subordinated shareholder notes based on their respective ownership interest. The Company's share of the funding contribution was approximately $230 million. The subordinated shareholder note has a maximum term of 15 years, with interest payable on June 30th each year and at maturity. The subordinated shareholder note can be repaid in 10 years provided that FOXTEL's senior debt has been repaid. Upon maturity, the principal advanced will be repayable.

In May 2012, the Company acquired a 17% interest in Bona Film Group ("Bona"), a film distributer in China, for approximately $70 million in cash. As a result of this transaction, the Company has significant influence and therefore, accounts for its investment in Bona under the equity method of accounting.

In June 2012, the Company made a conditional non-binding offer to acquire Consolidated Media Holdings Ltd. ("CMH"), a media investment company that operates in Australia, for approximately $2 billion. CMH has a 25% interest in FOXTEL and a 50% interest in Premier Media Group, a producer of sports channels, more commonly referred to as FOX Sports Australia. If the proposal is implemented, the Company would double its stakes in FOX Sports Australia and FOXTEL to 100% and 50%, respectively. The pre-conditions to the Company's proposal include the board of CMH recommending the transaction to its shareholders, the completion of due diligence by the Company and final approval of the Company's Board after regulatory approvals.

Impairments of cost method investments

The Company regularly reviews cost method investments for impairments based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold its investment until recovery and the investment's financial strength and specific prospects. In the fiscal years ended June 30, 2012, 2011 and 2010, the Company wrote down certain cost method investments. The write-downs are reflected in Other, net in the consolidated statements of operations and were taken as a result of either the deteriorating financial position of the investee or due to a permanent impairment resulting from sustained losses and limited prospects for recovery. For the fiscal years ended June 30, 2012, 2011 and 2010, the write-downs were not material to the Company.

Summarized financial information

Summarized financial information for a significant equity affiliate, determined in accordance with Regulation S-X of the Securities and Exchange Acts of 1934, as amended, accounted for under the equity method was as follows:

For the years ended June 30,	2012	2011 (in millions)	2010
Revenues	$10,754	$10,485	$9,341
Operating income	1,968	1,705	1,732
Income from continuing operations	1,435	1,205	1,387
Net income	1,435	1,287	1,387

As of June 30,	2012	2011
	(in millions)	
Current assets	$3,573	$3,743
Non-current assets	6,045	5,850
Current liabilities	3,295	3,073
Non-current liabilities	3,875	3,869

NOTE 7. FAIR VALUE

In accordance with ASC 820, fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes market participant assumptions into the following categories: (i) inputs that are quoted prices in active markets ("Level 1"); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities ("Level 2"); and (iii) inputs that require the entity to use its own assumptions about market participant assumptions ("Level 3"). Additionally, in accordance with ASC 815, the Company has included additional disclosures about the Company's derivatives and hedging activities (Level 2).

The tables below present information about financial assets and liabilities carried at fair value on a recurring basis:

As of June 30, 2012	Fair Value Measurements			
	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	(in millions)			
Assets				
Available-for-sale securities[a]	$ 561	$351	$210	$ —
Derivatives[b]	17	—	17	—
Redeemable noncontrolling interests[c]	(641)	—	—	(641)
Total	$ (63)	$351	$227	$(641)

As of June 30, 2011	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	(in millions)			
Assets				
Available-for-sale securities[a]	$ 652	$360	$292	$ —
Liabilities				
Derivatives[b]	(22)	—	(22)	—
Redeemable noncontrolling interests[c]	(242)	—	—	(242)
Total	$ 388	$360	$270	$(242)

(a) See Note 6 – Investments.
(b) Represents derivatives associated with the Company's foreign exchange forward contracts designated as hedges.
(c) The Company accounts for the redeemable noncontrolling interests in accordance with ASC 480-10-S99-3A because their exercise is outside the control of the Company and, accordingly, as of June 30, 2012 and 2011, has included the fair value of the redeemable noncontrolling interests in the consolidated balance sheets. The majority of redeemable noncontrolling interests recorded at fair value are put arrangements held by the noncontrolling interests in two of the Company's majority-owned RSNs and in one of the Company's Asian general entertainment television joint ventures.

The Company utilizes the market, income or cost approaches or a combination of these valuation techniques for its Level 3 fair value measures. Inputs to such measures could include observable market data obtained from independent sources such as broker quotes and recent market transactions for similar assets. It is the Company's policy to maximize the use of observable inputs in the measurement of its Level 3 fair value measurements. To the extent observable inputs are not available, the Company utilizes unobservable inputs based upon the assumptions market participants would use in valuing the asset. Examples of utilized unobservable inputs are future cash flows, long term growth rates and applicable discount rates.

Significant unobservable inputs used in the fair value measurement of the Company's redeemable noncontrolling interests are EBITDA growth rates (3%-4% range) and discount rates (8%-9% range). Significant increases (decreases) in growth rates and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in growth rates and multiples, would result in a significantly higher (lower) fair value measurement.

The fair value of the redeemable noncontrolling interests in the RSNs were primarily determined by (i) applying a multiples-based formula that is intended to approximate fair value for one of the RSNs and (ii) using a discounted EBITDA valuation model, assuming a 9% discount rate for the other RSN. At June 30, 2012, the minority shareholder's put right in one of the RSNs is currently exercisable.

The fair value of the redeemable noncontrolling interest in the Asian general entertainment television joint venture was determined using a market approach. At June 30, 2012, the minority shareholder's put right is exercisable.

The remaining redeemable noncontrolling interest is currently not exercisable and is not material.

The changes in redeemable noncontrolling interests classified as Level 3 measurements were as follows:

For the years ended June 30,	2012	2011
	(in millions)	
Beginning of period	$(242)	$(325)
Total gains (losses) included in net income	(75)	(24)
Total gains (losses) included in other comprehensive income	—	(1)
Issuance of redeemable noncontrolling interest	(273)	—
Other[(a)]	(51)	108
End of period	$(641)	$(242)

(a) The redeemable noncontrolling interest in the Company's majority-owned outdoor marketing subsidiary expired during fiscal 2011 and as a result, approximately $104 million was reclassified to noncontrolling interests as of June 30, 2011.

Financial Instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, receivables, payables and cost investments, approximates fair value.

The aggregate fair value of the Company's borrowings at June 30, 2012 was approximately $18,300 million compared with a carrying value of $15,455 million and, at June 30, 2011, was approximately $17,152 million compared with a carrying value of $15,495 million. Fair value is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market.

Foreign Currency Forward Contracts

The Company uses financial instruments designated as cash flow hedges primarily to hedge certain exposures to foreign currency exchange risks associated with the cost for producing or acquiring films and television programming abroad. The notional amount of foreign exchange forward contracts with foreign currency risk outstanding at June 30, 2012 and 2011 was $294 million and $766 million, respectively. As of June 30, 2012 and 2011, the fair values of the foreign exchange forward contracts of approximately $17 million and $(22) million, respectively, were recorded in the underlying hedged balances. The Company's foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

The effective changes in fair value of derivatives designated as cash flow hedges for the fiscal year ended June 30, 2012 of $58 million were recorded in accumulated other comprehensive income with foreign currency translation adjustments. The ineffective changes in fair value of derivatives designated as cash flow hedges were immaterial. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item is recognized in earnings. During the fiscal years ended June 30, 2012, 2011 and 2010, the Company reclassified gains (losses) of approximately $19 million, $(3) million and $(2) million, respectively, from other comprehensive income to net income. The Company expects to reclassify the cumulative change in fair value included in other comprehensive income within the next 24 months. Cash flows from the settlement of foreign exchange forward contracts offset cash flows from the underlying hedged item and are included in operating activities in the consolidated statements of cash flows.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company's assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of June 30 for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

During the fourth quarter of fiscal 2012, the Company completed its annual impairment review of goodwill and indefinite-lived intangible assets. As a result of the impairment review performed, the Company recorded non-cash impairment charges of approximately $2.8 billion ($2.4 billion, net of tax) for the fiscal year ended June 30, 2012. The charges consisted of a write-down of the Company's goodwill of approximately $1.5 billion and a write-down of the indefinite-lived intangible assets (primarily newspaper mastheads and distribution networks) of approximately $1.3 billion. The methods used to estimate the fair value measurements of impaired goodwill and indefinite-lived intangible assets included those based on the income approach (including the discounted cash flow and relief-from-royalty methods) and those based on the market approach (primarily the guideline public company method). Significant unobservable inputs utilized in the income approach valuation methods were discount rates (ranging from 9.5%-12.5%), long-term growth rates (ranging from 0.5%-3.0%) and royalty rates (ranging from 2.0%-3.5%). Significant unobservable inputs utilized in the market approach valuation methods were EBITDA multiples from guideline public companies operating in similar industries and a control premium of 10%. The estimates of fair value are most sensitive to changes in the discount rate and EBITDA assumptions. (See Note 9 – Goodwill and Other Intangible Assets). Significant increases (decreases) in royalty rates, growth rates, control premium and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in royalty rates, growth rates, control premium and multiples, would result in a significantly higher (lower) fair value measurement.

Concentrations of Credit Risk

Cash and cash equivalents are maintained with several financial institutions. The Company has deposits held with banks that exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

The Company's receivables did not represent significant concentrations of credit risk at June 30, 2012 or June 30, 2011 due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold.

The Company monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2012, the Company did not anticipate nonperformance by any of the counterparties.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

As of June 30,	Useful Lives	2012	2011
		(in millions)	
Land		$ 331	$ 374
Buildings and leaseholds	3 to 50 years	3,330	3,725
Machinery and equipment	3 to 30 years	8,297	8,493
		11,958	12,592
Less: accumulated depreciation and amortization		(6,499)	(6,487)
		5,459	6,105
Construction in progress		355	437
Total Property, plant and equipment, net		$ 5,814	$ 6,542

Depreciation and amortization related to property, plant and equipment was $989 million, $1,019 million and $994 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. This includes depreciation of set-top boxes in the Direct Broadcast Satellite Television segment of $221 million, $222 million and $189 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Total operating lease expense was approximately $527 million, $556 million and $558 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying values of the Company's intangible assets and related accumulated amortization were as follows:

	Intangible Assets Not Subject to Amortization						Amortizable Intangible Assets, Net			
	FCC Licenses	Distribution Networks	Publishing Rights & Imprints	Newspaper Mastheads	Other	Total	Film Library, Net[a]	Other Intangible Assets, Net[b]	Total	Total Intangible Assets, Net
	(in millions)									
Balance, June 30, 2011	$2,404	$ 754	$530	$2,219	$1,190	$ 7,097	$428	$1,062	$1,490	$ 8,587
Acquisitions	—	—	—	—	17	17	—	317	317	334
Foreign exchange	—	(3)	(6)	(65)	(1)	(75)	—	(6)	(6)	(81)
Amortization	—	—	—	—	—	—	(31)	(159)	(190)	(190)
Impairments	—	(353)	—	(947)	—	(1,300)	—	—	—	(1,300)
Dispositions	—	—	—	—	(160)	(160)	—	(4)	(4)	(164)
Adjustments	—	—	—	(37)	(6)	(43)	—	(10)	(10)	(53)
Balance, June 30, 2012	$2,404	$ 398	$524	$1,170	$1,040	$ 5,536	$397	$1,200	$1,597	$ 7,133

(a) Net of accumulated amortization of $226 million and $195 million as of June 30, 2012 and 2011, respectively. The average useful life of the film library was 20 years.

(b) Net of accumulated amortization of $722 million and $621 million as of June 30, 2012 and 2011, respectively. The average useful life of other intangible assets ranges from 3 to 25 years.

Amortization related to amortizable intangible assets, net was $190 million, $172 million and $191 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Based on the current amount of amortizable intangible assets, net, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2013 – $200 million; 2014 – $191 million; 2015 – $183 million; 2016 – $163 million; and 2017 – $130 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

The changes in the carrying value of goodwill, by segment, are as follows:

	Cable Network Programming	Filmed Entertainment	Television	Direct Broadcast Satellite Television	Publishing	Other	Total Goodwill
				(in millions)			
Balance, June 30, 2011	$6,226	$1,571	$1,909	$636	$ 3,493	$ 862	$14,697
Acquisitions	268	8	—	—	41	7	324
Foreign exchange movements	—	(12)	—	(82)	(100)	(9)	(203)
Dispositions	—	—	—	—	—	(117)	(117)
Impairments	—	—	—	—	(1,282)	(226)	(1,508)
Adjustments	—	(10)	—	—	—	(9)	(19)
Balance, June 30, 2012	$6,494	$1,557	$1,909	$554	$ 2,152	$ 508	$13,174

The carrying amount of goodwill at June 30, 2012 and 2011 included accumulated impairments, principally related to the Publishing segment, of $4.3 billion and $3.0 billion, respectively.

Annual Impairment Review

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on the Company's estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company performs impairment reviews consisting of a comparison of the estimated fair value of the Company's FCC licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method, assuming a hypothetical start-up scenario for a broadcast station in each of the markets the Company operates in. The significant assumptions used are the discount rate and terminal growth rates and operating margins, as well as industry data on future advertising revenues in the markets where the Company owns television stations. These assumptions are based on actual historical performance in each market and estimates of future performance in each market.

Fiscal 2012

During the fourth quarter of fiscal 2012, the Company completed its annual impairment review of goodwill and indefinite-lived intangible assets. As a result of the impairment review performed, the Company recorded non-cash impairment charges of approximately $2.8 billion ($2.4 billion, net of tax) for the fiscal year ended June 30, 2012. The charges consisted of a write-down of the Company's goodwill of approximately $1.5 billion and a write-down of the indefinite-lived intangible assets (primarily newspaper mastheads and distribution networks) of approximately $1.3 billion. These impairment charges were primarily the result of adverse trends affecting several businesses in the Company's Publishing segment, including secular declines in the economic environment in Australia, a decline in in-store advertising spend by consumer packaged goods manufacturers in the U.S. and lower forecasted revenues from certain businesses utilizing various trade names owned by the Company's newspaper operations. Australia, in particular, has experienced weakness in newspaper advertising reflecting a combination of a softening economy and declines in paid circulation. During the fourth quarter, the business announced a number of major new initiatives to extend the business into multi-platforms and to address these challenges. The charges also reflected the pending sale of certain businesses at values below their respective carrying values.

Fiscal 2011

In fiscal 2011, the Company performed an interim impairment review of its Digital Media Group reporting unit's goodwill as a result of lower than expected earnings and cash flows relative to the assumptions utilized in its fiscal 2010 annual impairment review, as well as the organizational restructuring at this reporting unit. As a result of the review performed, the Company recorded a non-cash goodwill impairment charge of $168 million in the fiscal year ended June 30, 2011.

Fiscal 2010

During the fourth quarter of fiscal 2010, the Company completed its annual impairment review of goodwill and indefinite-lived intangible assets. As part of the annual review process, the Company determined that it was more likely than not that its News Outdoor and Fox Mobile businesses, which are considered reporting units under ASC 350, would be sold or otherwise disposed. In connection with such disposal, the Company reviewed these businesses for impairment and recognized a non-cash impairment charge of $200 million in the fiscal year ended June 30, 2010. The impairment charge consisted of a write-down of finite-lived intangible assets of $52 million, a write-down of $137 million in goodwill and a write-down of fixed assets of $11 million. In accordance with ASC 360, the assets and liabilities of both News Outdoor and Fox Mobile were carried at their fair value, measured using the market value approach, as of June 30, 2010. The net income, assets, liabilities and cash flow attributable to the News Outdoor and Fox Mobile operations are not material to the Company in any of the periods presented and, accordingly, have not been presented separately. Fox Mobile was sold in fiscal 2011 and News Outdoor was sold in fiscal 2012. (See Note 3 – Acquisitions, Disposals and Other Transactions)

Other than the impairments noted above, the Company determined that the goodwill and indefinite-lived intangible assets included in the consolidated balance sheets were not impaired.

NOTE 10. BORROWINGS

Description	Weighted average interest rate at June 30, 2012	Due date at June 30, 2012	Outstanding As of June 30, 2012	Outstanding As of June 30, 2011
			(in millions)	
Bank Loans[(a)]			$ —	$ 32
Public Debt				
Senior notes issued under January 1993 indenture[(b)]	8.52%	2013 - 2034	2,016	2,024
Senior notes issued under March 1993 indenture[(c)]	6.80%	2014 - 2096	9,939	9,939
Senior notes issued under August 2009 indenture[(d)]	5.75%	2020 - 2041	3,500	3,500
Liquid Yield Option™ Notes[(e)]			—	—
Total public debt			15,455	15,463
Total borrowings			15,455	15,495
Less current portion			(273)	(32)
Long-term borrowings			$15,182	$15,463

(a) In August 2006, the Company entered into a loan agreement with Raiffeisen Zentralbank Österreich AG, which was subsequently amended in September 2009. As of June 30, 2011, $32 million was outstanding under this loan agreement which was classified as current borrowings. The Company repaid this amount in July 2011 in connection with the sale of News Outdoor Russia. (See Note 3 – Acquisitions, Disposals and Other Transactions).

(b) These notes are issued under the Amended and Restated Indenture dated as of January 28, 1993, as supplemented, by and among News America Incorporated, a 100% owned subsidiary of the Company as defined in Rule 3-10(h) of Regulation S-X ("NAI"), the Company as Parent Guarantor and U.S. Bank National Association, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

In February 2011, NAI completed a tender offer on a portion of the $500 million of 9.25% Senior Debentures due February 1, 2013 and retired, at a premium, an aggregate principal amount of approximately $227 million. The loss on early extinguishment of debt was approximately $36 million which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011. The remaining principal of $273 million is included in Borrowings within current liabilities as of June 30, 2012.

(c) These notes are issued under the Amended and Restated Indenture dated as of March 24, 1993, as supplemented, by and among NAI, the Company, as Parent Guarantor, and The Bank of New York Mellon, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

(d) These notes are issued under the Amended and Restated Indenture dated as of August 25, 2009, as supplemented, by and among NAI, the Company, as Parent Guarantor, and The Bank of New York Mellon, as Trustee (the "2009 Indenture"). These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, limit the Company's ability and the ability of the Company's subsidiaries, to create liens and engage in a merger, sale or consolidation transaction. The 2009 Indenture does not contain any financial maintenance covenants.

In February 2011, NAI issued $1.0 billion of 4.50% Senior Notes due 2021 and $1.5 billion of 6.15% Senior Notes due 2041.

(e) In February 2001, NAI issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and had an aggregate principal amount at maturity of $1,515 million, representing a yield of 3.5% per annum on the issue price. The notes were recorded at a discount and were being accreted using the effective interest rate method. On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, NAI paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option.

The remaining notes were redeemable at the option of the holders on February 28, 2011 at a price of $706.82 per LYON. During fiscal 2011, the outstanding LYONs were redeemed for cash of approximately $82 million.

Original Currencies of Borrowings

Borrowings are payable in the following currencies:

As of June 30,	2012	2011
	(in millions)	
United States Dollars	$15,302	$15,334
Australian Dollars	153	161
Total borrowings	$15,455	$15,495

The impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2012 was approximately $(8) million.

Revolving Credit Agreement

In May 2012, the Company refinanced the $2.25 billion revolving credit agreement ("the Prior Credit Agreement") with a new $2 billion unsecured revolving credit facility (the "New Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), the initial issuing banks named therein, JPMorgan Chase Bank, N.A. ("JPMorgan Chase") and Citibank, N.A. ("Citibank") as Co-Administrative Agents, JPMorgan Chase as Designated Agent and Bank of America, N.A. ("Bank of America") as Syndication Agent. The New Credit Agreement has a sub-limit of $400 million (or its equivalent in Euros) available for the issuance of letters of credit and a maturity date of May 2017. Under the New Credit Agreement, the Company may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion and the Company may request that the maturity date be extended for up to two additional one-year periods. Borrowings are issuable in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. Fees under the New Credit Agreement will be based on the Company's long-term senior unsecured non-credit enhanced debt ratings. Given the current debt ratings, NAI pays a facility fee of 0.125% and an initial drawn cost of LIBOR plus 1.125%.

NOTE 11. FILM PRODUCTION FINANCING

The Company enters into arrangements with third parties to co-produce certain of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities both domestic and international. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the third-party investor's contractual interest in the profits or losses incurred on the film. Consistent with the requirements of ASC 926, the estimate of the third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues. During the fiscal year ended June 30, 2011, the Company bought out the ownership interests of a group of third party investors in an existing slate of films and extended its co-financing arrangement with such investors for an additional two years for production starts through August 1, 2012. The Company negotiated a buy out of the investors' remaining interests in their underlying slate of films, at a price that was based on the then remaining projected future cash flows that the investors would have received from the slate.

NOTE 12. STOCKHOLDERS' EQUITY

Preferred Stock and Common Stock

Under the News Corporation Restated Certificate of Incorporation, the Board is authorized to issue shares of preferred stock or common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i) the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors;

(ii) the dividend rate and preferences, if any, which that preferred stock or common stock will have compared to any other class; and

(iii) the redemption and liquidation rights and preferences, if any, which that preferred stock or common stock will have compared to any other class.

Any decision by the Board to issue preferred stock or common stock must, however, be taken in accordance with the Board's fiduciary duty to act in the best interests of the Company's stockholders. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2012, there were no shares of preferred stock issued or outstanding. The Board has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, qualifications and limitations of such series to the full extent permitted by Delaware law.

The Company has two classes of common stock that are authorized and outstanding, non-voting Class A Common Stock and voting Class B Common Stock.

As of June 30, 2012, there were approximately 42,000 holders of record of shares of Class A Common Stock and 1,200 holders of record of Class B Common Stock.

In the event of a liquidation or dissolution of the Company, or a portion thereof, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares held by Class A Common Stock holders and Class B Common Stock holders, respectively. In the event of any merger or consolidation with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive substantially identical per share consideration.

Dividends

For the years ended June 30,	2012	2011	2010
Cash dividend paid per share	$0.180	$0.150	$0.135

Subsequent to June 30, 2012, the Company declared a dividend of $0.085 per share on both the Class A Common Stock and the Class B Common Stock in the three months ended September 30, 2012, which is payable on October 17, 2012. The record date for determining dividend entitlements is September 12, 2012.

Stock Repurchase Program

The Board had previously authorized a total stock repurchase program of $6 billion with a remaining authorized amount under the program of approximately $1.8 billion, excluding commissions as of June 30, 2011. In July 2011, the Company announced that the Board had authorized increasing the total amount of the stock repurchase program remaining by approximately $3.2 billion to $5 billion.

In May 2012, the Company announced that the Board approved a $5 billion increase to the Company's stock repurchase program for the repurchase of Class A Common Stock.

The remaining authorized amount under the Company's stock repurchase program at June 30, 2012, excluding commissions, was approximately $5.4 billion.

The program may be modified, extended, suspended or discontinued at any time.

Temporary Suspension of Voting Rights Affecting Non-U.S. Stockholders

On April 18, 2012, the Company announced that in order to ensure compliance with U.S. law, it has suspended 50% of the voting rights of the Class B Common Stock held by stockholders who are not U.S. citizens ("Non-U.S. Stockholders"). This suspension of voting rights was immediately effective and will remain in place for as long as the Company deems it necessary to maintain compliance with applicable U.S. law, which states that no broadcast station licensee may be owned by a corporation if more than 25% of that corporation's stock was owned or voted by Non-U.S. Stockholders. The Company had determined that as of April 18, 2012 approximately 36% of the Company's Class B Common Stock was owned by Non-U.S. Stockholders, and the combined ownership of Class A Common Stock and Class B Common Stock by Non-U.S. Stockholders is approximately 22% of the combined outstanding shares of Class A Common Stock and Class B Common Stock. The Company owns broadcast station licensees in connection with its ownership and operation of 27 U.S. television stations. However, the suspension will not apply in connection with any vote on any matter on which holders of Class A Common Stock shall be entitled to vote together with holders of Class B Common Stock as described in the Company's Restated Certificate of Incorporation. The suspension will not impact the rights of Non-U.S. Stockholders of Class B Common Stock to receive dividends and distributions.

Voting Agreement with the Murdoch Family Interests

On April 18, 2012, the Murdoch Family Trust and K. Rupert Murdoch (together the "Murdoch Family Interests") entered into an agreement with the Company, whereby the Murdoch Family Interests agreed to limit their voting rights during the voting rights suspension period. Under this agreement, the Murdoch Family Interests will not vote or provide voting instructions with respect to a portion of their shares of Class B Common Stock to the extent that doing so would increase their percentage of voting power from what it was prior to the suspension of voting rights. Accordingly, after the suspension of voting rights, the aggregate percentage vote of the Murdoch Family Interests will remain initially at 39.7% of the outstanding shares of Class B Common Stock not subject to the suspension of voting rights, and the percentage vote may be adjusted as provided in the agreement with the Company.

NOTE 13. EQUITY BASED COMPENSATION

News Corporation 2005 Long-Term Incentive Plan

The Company has adopted the News Corporation 2005 Long-Term Incentive Plan (the "2005 Plan"), as amended, under which equity based compensation, including stock options, performance stock units ("PSUs"), restricted stock, restricted stock units ("RSUs") and other types of awards, may be granted. The Company's employees and directors are eligible to participate in the 2005 Plan. The Compensation Committee of the Board (the "Compensation Committee") determines the recipients, type of award to be granted and amounts of awards to be granted under the 2005 Plan. Stock options awarded under the 2005 Plan will be granted at exercise prices which are equal to or exceed the market price at the date of grant. The 2005 Plan replaced the News Corporation 2004 Stock Option Plan under which no additional stock options will be granted. The maximum number of shares of Class A Common Stock that may be issued under the 2005 Plan is 165 million shares. At June 30, 2012, the remaining number of shares available for issuance under the 2005 Plan was approximately 108 million. However, a maximum of 26 million shares may be issued in connection with awards of restricted stock, RSUs and PSUs. The Company will issue new shares of Class A Common Stock upon exercises of stock options or vesting of stock-settled RSUs and PSUs.

The fair value of equity-based compensation under the 2005 Plan will be calculated according to the type of award issued.

Stock options and stock appreciation rights ("SARs") issued under the 2005 Plan will be fair valued using a Black-Scholes option valuation method that uses the following assumptions: expected volatility is based on the historical volatility of the shares underlying the option; expected term of awards granted is derived from the historical activity of the Company's awards and represents the period of time that the awards granted are expected to be outstanding; weighted average risk-free interest rate is an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield is calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

Performance Stock Units

PSUs are fair valued on the date of grant and expensed using a straight-line method as the awards cliff vest at the end of the three year performance period. The Company also estimates the number of shares expected to vest which is based on management's determination of the probable outcome of the performance condition, which requires considerable judgment. The Company records a cumulative adjustment in periods that the Company's estimate of the number of shares expected to vest changes. Additionally, the Company ultimately adjusts the expense recognized to reflect the actual vested shares following the resolution of the performance conditions. The number of shares that will be issued upon vesting of PSUs can range from 0% to 200% (certain executives are limited to 150%) of the target award, based on the Company's three-year total shareholder return ("TSR") as measured against the three-year TSR of the companies that comprise the Standard and Poor's 500 Index (excluding financial and energy sector companies) and other performance measures. The fair value of the PSUs is determined using a Monte Carlo simulation model.

In the first quarter of fiscal 2012, certain executives of the Company responsible for various business units within the Company each received a grant of PSUs that has a three year performance measurement period beginning in July 2011. The awards are subject to the achievement of pre-defined goals for operating profit, cash flow and key divisional performance indicators for the applicable performance period. The majority of these awards will be settled in shares of Class A Common Stock.

In August 2011 and 2010, the Compensation Committee approved a grant of PSUs that has a three year performance measurement period beginning for the fiscal years ending June 30, 2012 and 2011, respectively. For executive directors of the Company, each PSU represents the right to receive the U.S. dollar value of one share of Class A Common Stock in cash after the completion of the three year performance period, subject to the satisfaction of one or more pre-established objective performance measures determined by the Compensation Committee. These awards have a graded vesting and the expense recognition is accelerated.

The PSUs were awarded under the Company's 2005 Long-Term Incentive Plan. In fiscal 2012 and 2011, a total of 9.1 million and 1.8 million target PSUs were granted, respectively, of which 6.9 million and nil, respectively, will be settled in shares of Class A Common Stock.

Restricted Stock Units

RSU awards are grants that entitle the holder to shares of Class A Common Stock or the value of shares of Class A Common Stock as the award vests, subject to the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. RSUs issued under the 2005 Plan are fair valued based upon the fair market value of Class A Common Stock on the grant date. Any person who holds RSUs shall have no ownership interest in the shares of Class A Common Stock to which such RSUs relate until and unless shares of Class A Common Stock are delivered to the holder. All shares of Class A Common Stock reserved for cancelled or forfeited equity-based compensation awards become available for future grants. Certain RSU awards are settled in cash and are subject to terms and conditions of the 2005 Plan and such other terms and conditions as the Compensation Committee may establish.

During the fiscal years ended June 30, 2012, 2011 and 2010, 6.7 million, 13.4 million and 6.0 million RSUs were granted, respectively, which primarily vest over four years. Outstanding RSUs as of June 30, 2012 are payable in shares of the Class A Common Stock, upon vesting, except for approximately 1.5 million RSUs outstanding that will be settled in cash. RSUs granted to executive directors and certain awards granted to employees in certain foreign locations are settled in cash. During the fiscal years ended June 30, 2012, 2011 and 2010, approximately 1,189,000, 1,630,000 and 2,352,000 cash-settled RSUs vested, respectively. Cash paid for vested cash-settled RSUs was approximately $19 million, $22 million and $24 million in the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Certain executives, who are not named executive officers of the Company, responsible for various business units within the Company had the opportunity to earn a grant of RSUs under the 2005 Plan in fiscal 2012, 2011 and 2010. These awards (the "Performance Awards") were conditioned upon the attainment of pre-determined operating profit goals for fiscal 2012, 2011 and 2010 by the executive's particular business unit. If the actual fiscal 2012, 2011 and 2010 operating profit of the executive's business unit as compared to its pre-determined target operating profit for the fiscal year was within a certain performance goal range, the executive was entitled to receive a grant of RSUs pursuant to a Performance Award. To the extent that it was determined that the business unit's actual fiscal 2012, 2011 and 2010 operating profit fell within the performance goal range for that fiscal year, the executive received a percentage of his or her annualized base salary, ranging from 0% to 100%, in time-vested RSUs representing shares of Class A Common Stock. The RSUs are generally payable in shares of Class A Common Stock upon vesting and are subject to the participants' continued employment with the Company.

The following table summarizes the activity related to the Company's RSUs and target PSUs to be settled in stock (RSUs and PSUs in thousands):

	Fiscal 2012		Fiscal 2011		Fiscal 2010	
	Number of shares	Weighted average grant-date fair value	Number of shares	Weighted average grant-date fair value	Number of shares	Weighted average grant-date fair value
RSUs and PSUs						
Unvested units at beginning of the year	13,377	$13.04	10,803	$13.43	13,941	$15.46
Granted	13,389	15.12	11,599	13.54	5,147	10.03
Vested[(a)]	(7,859)	13.06	(8,569)	14.20	(7,711)	14.86
Cancelled	(710)	14.44	(456)	13.22	(574)	13.05
Unvested units at the end of the year[(b)]	18,197	$14.51	13,377	$13.04	10,803	$13.43

(a) The fair value of the Company's RSUs that vested during the fiscal years ended June 30, 2012, 2011 and 2010 was approximately $132 million, $117 million and $86 million, respectively.

(b) The intrinsic value of unvested RSUs and target PSUs at June 30, 2012 was approximately $400 million.

News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan

As a result of the Company's reorganization in November 2004, all preferred limited voting ordinary shares which the Company issued stock options over were cancelled and holders received in exchange stock options for shares of Class A Common Stock on a one-for-two basis with no change in the original terms under the News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan (collectively, the "2004 Plan"). In addition, all other outstanding stock options to purchase preferred limited voting ordinary shares were adjusted to be exercisable into shares of Class A Common Stock subject to the one-for-two share exchange. Prior to the Company's reorganization in November 2004, stock options were granted to employees with Australian dollar exercise prices.

Under the 2004 Plan, equity grants generally vest over a four-year period and expire ten years from the date of grant. The equity awards were granted with exercise prices that are equal to or exceed the market price at the date of grant and were valued, in Australian dollars. The 2004 Plan automatically terminates in 2014.

Other

The Company operates employee share ownership schemes in the United Kingdom and Ireland. These plans enable employees to enter into fixed-term savings contracts with independent financial institutions linked to an option for Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years. For the three years ended June 30, 2012, the Company did not grant any stock options under this scheme.

The following table summarizes information about the Company's stock option transactions for all the Company's stock option plans (options in thousands):

	Fiscal 2012			Fiscal 2011			Fiscal 2010		
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price	
		(in US$)	(in A$)		(in US$)	(in A$)		(in US$)	(in A$)
Outstanding at the beginning of the year	32,587	$11.78	$19.85	45,121	$13.56	$22.99	80,536	$16.38	$26.80
Exercised	(9,857)	9.15	16.08	(938)	10.17	16.02	(2,082)	12.23	22.35
Cancelled	(10,988)	13.57	24.31	(11,596)	18.84	32.38	(33,333)	20.45	32.24
Outstanding at the end of the year[(a)]	11,742	$12.31	$18.84	32,587	$11.78	$19.85	45,121	$13.56	$22.99
Vested and unvested expected to vest at June 30, 2012	11,742								
Exercisable at the end of the year	11,379			31,586			43,764		

(a) The intrinsic value of options outstanding at June 30, 2012 and 2011 was $39 million and $11 million, respectively. The intrinsic value of options outstanding for fiscal 2010 was not material.

The fair value of each outstanding stock option award under the 2004 Plan was estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected volatility was based on historical volatility of the Class A Common Stock; expected term of stock options granted was derived from the historical activity of the Company's stock options and represented the period of time that stock options granted were expected to be outstanding; weighted average risk-free interest rate was an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

The exercise prices for the stock options issued prior to the Company's reorganization in November 2004 are in Australian dollars. The U.S. dollar equivalents presented above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these stock options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grant.

At June 30, 2012, 1,625,000 of the SARs were vested and exercisable. No SARs have been issued since fiscal 2005.

The following table summarizes information about the Company's stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.72	2	$ 3.72	0.46	2	$ 3.72
$6.83 to $8.83	2,226	8.63	0.45	1,927	8.81
$10.40 to $15.58	9,219	13.01	1.20	9,157	13.00
$16.91 to $18.36	295	18.20	1.57	293	18.20
	11,742	$12.31		11,379	$12.42

The following table summarizes the Company's equity-based compensation:

For the years ended June 30,	2012	2011	2010
	(in millions)		
Equity-based compensation	$228	$175	$149
Cash received from exercise of equity-based compensation	$147	$ 12	$ 24
Total intrinsic value of stock options exercised	$ 34	$ 2	$ 1

At June 30, 2012, the Company's total compensation cost related to non-vested stock options, RSUs and PSUs not yet recognized for all plans presented was approximately $184 million and is expected to be recognized over a weighted average period between one and two years.

The Company recognized a tax benefit (expense) on vested RSUs and stock options exercised of $20 million, $(1) million and $(10) million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

At June 30, 2012 and 2011, the liability for cash-settled awards was approximately $119 million and $58 million, respectively.

NOTE 14. RELATED PARTIES

Director transactions

The Company had engaged, prior to May 2010, Mrs. Wendi Murdoch, the wife of Mr. K.R. Murdoch, the Company's Chairman and Chief Executive Officer, to provide strategic advice for the development of the Myspace business in China. No amounts were paid to Mrs. Murdoch in the fiscal years ended June 30, 2012 and 2011. The fees paid to Mrs. Murdoch pursuant to this arrangement were $92,000 in fiscal 2010. Prior to fiscal 2012, Mrs. Murdoch was a Director of Myspace China Holdings Limited, a joint venture in which the Company owns an equity interest.

Freud Communications, which is controlled by Matthew Freud, Mr. K.R. Murdoch's son-in-law, provided external support to certain press and publicity activities of the Company during fiscal years 2012, 2011, and 2010. The fees paid by the Company to Freud Communications were approximately $195,000, $202,000 and $350,000 in fiscal years ended June 30, 2012, 2011 and 2010, respectively. At June 30, 2012, there were no outstanding amounts due to or from Freud Communications.

Shine was controlled by Ms. Elisabeth Murdoch, the daughter of Mr. K.R. Murdoch through April 2011. In April 2011, the Company acquired Shine. (See Note 3 – Acquisitions, Disposals and Other Transactions for further discussion) Prior to the acquisition, through the normal course of business, certain subsidiaries of the Company entered into various production and distribution arrangements with Shine. Pursuant to these arrangements, the Company paid Shine an aggregate of approximately $4.1 million in the period from July 1, 2010 through the date of acquisition and approximately $11.9 million in the fiscal year ended June 30, 2010. As of the acquisition date, transactions with Shine are eliminated in consolidation.

Mr. Mark Hurd was a Director of the Company until October 2010 and was Chief Executive Officer of Hewlett-Packard Company ("HP") until August 6, 2010. Through the normal course of business, HP sells certain equipment and provides services to the Company and its subsidiaries pursuant to a worldwide agreement entered into by the Company and HP in August 2007. Pursuant to this agreement, the Company paid HP approximately $55 million in the fiscal year ended June 30, 2010.

Mr. Stanley Shuman, Director Emeritus, and Mr. Kenneth Siskind, son of Mr. Arthur M. Siskind, who is a Director and Senior Advisor to the Chairman, are Managing Directors of Allen & Company LLC, a U.S. based investment bank, which provided investment advisory services to the Company. Total fees paid to Allen & Company LLC were nil, $13.6 million and nil in fiscal 2012, 2011 and 2010, respectively.

Other related entities

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising, the sale of programming, administrative services and supplying digital technology and services for digital pay television platforms. The following table sets forth the net revenue from related parties included in the consolidated statements of operations:

For the years ended June 30,	2012	2011	2010
		(in millions)	
Related party revenue, net of expense	$465	$546	$503

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the consolidated balance sheets:

As of June 30,	2012	2011
	(in millions)	
Accounts receivable from related parties	$283	$247
Accounts payable to related parties	323	296

Rotana

The Company currently has an approximate 19% interest in Rotana Holding FZ-LLC ("Rotana"), which operates a diversified film, television, audio, advertising and entertainment business across the Middle East and North Africa. The Company purchased half of this investment in fiscal 2010 for $70 million and then purchased the other half for two equal payments of $35 million made in fiscal 2011 and 2012. A significant stockholder of the Company, who owned approximately 7% of the Company's Class B Common stock, owns a controlling interest in Rotana. The Company also has an option to sell its interest in Rotana in fiscal year 2015 at the higher of the price per share based on a bona fide sale offer or the original subscription price.

NOTE 15. COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2012:

As of June 30, 2012	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contracts for capital expenditure	$ 243	$ 191	$ 41	$ 11	$ —
Operating leases[a]					
Land and buildings	2,558	363	652	553	990
Plant and machinery	1,423	239	371	309	504
Other commitments					
Borrowings	15,455	273	903	600	13,679
Sports programming rights[b]	36,309	3,367	7,295	5,725	19,922
Entertainment programming rights	3,927	1,466	1,395	856	210
Other commitments and contractual obligations[c]	3,729	1,061	1,204	505	959
Total commitments, borrowings and contractual obligations	$63,644	$6,960	$11,861	$8,559	$36,264

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

As of June 30, 2012	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
		1 year	2 - 3 years	4 - 5 years	After 5 years
Contingent guarantees:	(in millions)				
Sports programming rights[d]	$ 450	$ 65	$385	$—	$ —
Indemnity[e]	774	27	54	54	639
Letters of credit and other	158	158	—	—	—
	$1,382	$250	$439	$54	$639

(a) The Company leases transponders, office facilities, warehouse facilities, printing plants, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090.

(b) Under the Company's contract with NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2022.

The Company's contract with MLB gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.

The Company's contracts with NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contracts with certain collegiate conferences, remaining future minimum payments for program rights to broadcast certain sporting events are payable over the remaining terms of the contracts.

Under the Company's contract with Italy's National League Football, remaining future minimum payments for programming rights to broadcast National League Football matches are payable over the remaining term of the contract through fiscal 2017.

Under the Company's contract with the Board of Control for Cricket in India ("BCCI"), remaining future minimum payments for program rights to broadcast international and domestic cricket matches and series are payable over the remaining term of the contract through fiscal 2018.

In addition, the Company has certain other local sports broadcasting rights.

(c) Primarily includes obligations relating to third party printing contracts, television rating services and paper purchase obligations.

(d) ESPN STAR Sports, a joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights to International Cricket Council Events. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

Additionally, under the terms of the agreement with BCCI, the Company was required to obtain a bank guarantee covering the programming rights obligation.

(e) In connection with the transaction related to the Dow Jones financial index businesses, the Company agreed to indemnify CME with respect to any payments of principal, premium and interest CME makes under its guarantee of the venture financing. (See Note 3 – Acquisitions, Disposals and Other Transactions for further discussion of this transaction)

In accordance with ASC 715, the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2012 was approximately $1.5 billion. (See Note 16 – Pensions and Other Postretirement Benefits) This amount is affected by, among other items, statutory funding levels, changes in plan demographics and assumptions and investment returns on plan assets. Because of the current overall funded status of the Company's material plans, the accrued liability does not represent expected near-term liquidity needs and, accordingly, this amount is not included in the contractual obligations table.

Contingencies

Intermix

The Company acquired Intermix Media, Inc. ("Intermix") on September 30, 2005 and as a result of that transaction, several lawsuits were filed against Intermix, the board of directors of Intermix, officers of Intermix and certain investors. These cases have either been settled for immaterial amounts or have been dismissed. On October 2010, the parties agreed to a settlement of the final outstanding class action. In March 2012, the court entered an order approving the settlement. Thereafter, two notices of appeal were filed. One appeal was dismissed as untimely, and the other was dismissed because the appellant did not pay the required fees. The Company recognized the terms of this settlement in its results of operations in fiscal 2011 and the amounts recognized were not material to the Company.

Shareholder Litigation

Delaware

On March 16, 2011, a complaint seeking to compel the inspection of the Company's books and records pursuant to 8 Del. C. § 220, captioned Central Laborers Pension Fund v. News Corporation, was filed in the Delaware Court of Chancery. The plaintiff requested the Company's books and records to investigate alleged possible breaches of fiduciary duty by the directors of the Company in connection with the Company's purchase of Shine (the "Shine Transaction"). The Company moved to dismiss the action. On November 30, 2011, the court issued an order granting the Company's motion and dismissing the complaint. The plaintiff filed a notice of appeal on December 13, 2011. The Delaware Supreme Court heard argument on the fully-briefed appeal on April 18, 2012 and issued a decision on May 29, 2012 in which it affirmed the Court of Chancery's dismissal of the complaint.

Also on March 16, 2011, two purported shareholders of the Company, one of which was Central Laborers Pension Fund, filed a derivative action in the Delaware Court of Chancery, captioned The Amalgamated Bank v. Murdoch, et al. (the "Amalgamated Bank Litigation"). The plaintiffs alleged that both the directors of the Company and Rupert Murdoch as a "controlling shareholder" breached their fiduciary duties in connection with the Shine Transaction. The suit named as defendants all directors of the Company, and named the Company as a nominal defendant. Similar claims against the same group of defendants were filed in the Delaware Court of Chancery by a purported shareholder of the Company, New Orleans Employees' Retirement System, on March 25, 2011 (the "New Orleans Employees' Retirement Litigation"). Both the Amalgamated Bank Litigation and the New Orleans Employees' Retirement Litigation were consolidated on April 6, 2011 (the "Consolidated Action"), with The Amalgamated Bank's complaint serving as the operative complaint. The Consolidated Action was captioned In re News Corp. Shareholder Derivative Litigation. On April 9, 2011, the court entered a scheduling order governing the filing of an amended complaint and briefing on potential motions to dismiss.

Thereafter, the plaintiffs in the Consolidated Action filed a Verified Consolidated Shareholder Derivative and Class Action Complaint (the "Consolidated Complaint") on May 13, 2011, seeking declaratory relief and damages. The Consolidated Complaint largely restated the claims in The Amalgamated Bank's initial complaint and also raised a direct claim on behalf of a purported class of Company shareholders relating to the possible addition of Elisabeth Murdoch to the Company's Board. The defendants filed opening briefs in support of motions to dismiss the Consolidated Complaint on June 10, 2011, as contemplated by the court's scheduling order. On July 8, 2011, the plaintiffs filed a Verified Amended Consolidated Shareholder Derivative and Class Action Complaint (the "Amended Complaint"). In addition to the claims that were previously raised in the Consolidated Complaint, the Amended Complaint brought claims relating to the alleged acts of voicemail interception at *The News of the World* (the "NoW Matter"). Specifically, the plaintiffs claimed in the Amended Complaint that the directors of the Company failed in their duty of oversight regarding the NoW Matter.

On July 15, 2011, another purported stockholder of the Company filed a derivative action captioned Massachusetts Laborers' Pension & Annuity Funds v. Murdoch, et al., in the Delaware Court of Chancery (the "Mass. Laborers Litigation"). The complaint names as defendants the directors of the Company and the Company as a nominal defendant. The plaintiffs' claims are substantially similar to those raised by the Amended Complaint in the Consolidated Action. Specifically, the plaintiff alleged that the directors of the Company have breached their fiduciary duties by, among other things, approving the Shine Transaction and for failing to exercise proper oversight in connection with the NoW Matter. The plaintiff also brought a breach of fiduciary duty claim against Rupert Murdoch as "controlling shareholder," and a waste claim against the directors of the Company. The action seeks as relief damages, injunctive relief, fees and costs. On July 25, 2011, the plaintiffs in the Consolidated Action requested that the court consolidate the Mass. Laborers Litigation into the Consolidated Action. On August 24, 2011, the Mass. Laborers Litigation was consolidated with the Consolidated Action.

On September 29, 2011, the plaintiffs filed a Verified Second Amended Consolidated Shareholder Derivative and Class Action Complaint ("Second Amended Complaint"). In the Second Amended Complaint, the plaintiffs removed their claims involving the possible addition of Elisabeth Murdoch to the Company's Board, added some factual allegations to support their remaining claims and added a claim seeking to enjoin a buyback of Common B shares to the extent it would result in a change of control. The Second Amended Complaint seeks declaratory relief, an injunction preventing the buyback of Class B shares, damages, pre- and post-judgment interest, fees and costs.

The defendants filed a motion to dismiss the Second Amended Complaint. The hearing on the defendants' fully-briefed motion to dismiss was postponed to allow further briefing by plaintiffs after the Cohen Litigation, which is defined and described below, was consolidated with the Consolidated Action.

On March 2, 2012, another purported stockholder of the Company filed a derivative action captioned Belle M. Cohen v. Murdoch, et al., in the Delaware Court of Chancery (the "Cohen Litigation"). The complaint names as defendants the directors of the Company and the Company as a nominal defendant. The complaint's claims and allegations pertain to the NoW Matter and are substantially similar to the NoW Matter allegations raised in the Second Amended Complaint in the Consolidated Action. The complaint asserts causes of action against the defendants for alleged breach of fiduciary duty, gross mismanagement, contribution and indemnification, abuse of control, and waste of corporate assets. The action seeks as relief damages, fees and costs. On March 20, 2012, the Cohen Litigation was consolidated with the Consolidated Action.

On June 18, 2012, the plaintiffs in the Consolidated Action filed a Verified Third Amended Consolidated Shareholder Derivative Complaint (the "Third Amended Complaint"). The Third Amended Complaint alleges claims against director defendants for breach of fiduciary duty arising from the Shine Transaction; against Rupert Murdoch for breach of fiduciary duty as the purported controlling shareholder of the Company in connection with the Shine Transaction; against director defendants for breach of fiduciary duty arising from their purported failure to investigate illegal conduct in the NoW Matter and allegedly permitting the Company to engage in a cover up; against certain defendants for breach of fiduciary duty in their capacity as officers arising from a purported failure to investigate illegal conduct in the NoW Matter and allegedly permitting the Company to engage in a cover up; and against James Murdoch for breach of fiduciary duty for allegedly engaging in a cover up related to the NoW Matter. The class action claim asserted in the Second Amended Complaint pertaining to the buyback of Common B shares and the relief related to that claim were removed. The Third Amended Complaint seeks a declaration that the defendants violated their fiduciary duties, damages, pre- and post-judgment interest, fees and costs.

On July 18, 2012, the defendants renewed their postponed motion to dismiss in the Consolidated Action, and in support thereof, they filed supplemental briefing directed towards the allegations of the Third Amended Complaint. Plaintiffs' response is due on August 8, 2012, and the hearing date is set for September 19, 2012.

On May 30, 2012, a purported stockholder of the Company filed a class action lawsuit in the Delaware Court of Chancery on behalf of all non-U.S. stockholders of the Company's Class B shares, captioned Första Ap-Fonden v. News Corporation, et al. The plaintiff alleges that, by temporarily suspending 50% of the voting rights of the Class B shares held by non-U.S. stockholders to remain in compliance with U.S. governing broadcast licenses (the "Suspension"), the Company and the Board violated the Company's charter and the General Corporation Law of the State of Delaware ("DGCL") and the directors breached their fiduciary duties, both in approving the Suspension and in failing to monitor the Company's ownership by non-U.S. stockholders. The complaint named as defendants the Company and all directors of the Company at the time of the Suspension. The complaint sought a declaration that the defendants violated the Company's charter and the DGCL, a declaration that the directors breached their fiduciary duties, a declaration that the Suspension is invalid and unenforceable, an injunction of the Suspension, damages, fees, and costs. On June 11, 2012, the defendants filed an opening brief in support of a motion to dismiss the complaint in its entirety. On August 2, 2012, the plaintiff filed a Verified Amended and Supplemented Class Action Complaint (the "Amended and Supplemented Complaint"). The Amended and Supplemented Complaint seeks a declaration that the defendants violated the Company's charter and the DGCL, a declaration that the directors breached their fiduciary duties, a declaration that the Suspension is invalid and unenforceable, an injunction of the Suspension, a declaration that non-U.S. stockholders of the Company's Class B shares are entitled to vote all of their shares on the Proposed Separation Transaction, damages, fees, and costs. The Company and its directors believe that the plaintiff's claims are entirely without merit and intend to vigorously defend this action.

Southern District of New York

On July 18, 2011, a purported shareholder of the Company filed a derivative action captioned Shields v. Murdoch, et al. ("Shields Litigation"), in the United States District Court for the Southern District of New York. The plaintiff alleged violations of Section 14(a) of the Securities Exchange Act, as well as state law claims for breach of fiduciary duty, gross mismanagement, waste, abuse of control and contribution/indemnification arising from, and in connection with, the NoW Matter. The complaint names the directors of the Company as defendants and names the Company as a nominal defendant, and seeks damages and costs. On August 4, 2011, the plaintiff filed an amended complaint. The plaintiff seeks compensatory damages, an order declaring the October 15, 2010 shareholder vote on the election of the Company's directors void; an order setting an emergency shareholder vote date for election of new directors; an order requiring the Company to take certain specified corporate governance actions; and an order (i) putting forward a shareholder vote resolution for amendments to the Company's Article of Incorporation and (ii) taking such other action as may be necessary to place before shareholders for a vote on corporate governance policies that: (a) appoint a non-executive Chair of the Board who is not related to the Murdoch family or extended family; (b) appoint an independent Chair of the Board's Audit Committee; (c) appoint at least three independent directors to the Governance and Nominating Committees; (d) strengthen the Board's supervision of financial reporting processes and implement procedures for greater shareholder input into the policies and guidelines of the Board; and (e) appropriately test and strengthen the internal and audit control functions.

On July 19, 2011, a purported class action lawsuit captioned Wilder v. News Corp., et al. ("Wilder Litigation"), was filed on behalf of all purchasers of the Company's common stock between March 3, 2011 and July 11, 2011, in the United States District Court for the Southern District of New York. The plaintiff brought claims under Section 10(b) and Section 20(a) of the Securities Exchange Act, alleging that false and misleading statements were issued regarding the NoW Matter. The suit names as defendants the Company, Rupert Murdoch, James Murdoch and Rebekah Brooks, and seeks compensatory damages, rescission for damages sustained, and costs.

On July 22, 2011, a purported shareholder of the Company filed a derivative action captioned Stricklin v. Murdoch, et al. ("Stricklin Litigation"), in the United States District Court for the Southern District of New York. The plaintiff brought claims for breach of fiduciary duty, gross mismanagement, and waste of corporate assets in connection with, among other things, (i) the NoW Matter; (ii) News America's purported payments to settle allegations of anti-competitive behavior; and (iii) the Shine Transaction. The action names as defendants the Company, Les Hinton, Rebekah Brooks, Paul Carlucci and the directors of the Company. On August 3, 2011, the plaintiff served a motion for expedited discovery and to appoint a conservator over the Company, which defendants objected to. The motion has not been formally calendared and there is no briefing schedule yet. On August 16, 2011, the plaintiffs filed an amended complaint. The plaintiff seeks various forms of relief including compensatory damages, injunctive relief, disgorgement, the award of voting rights to Class A shareholders, the appointment of a conservator over the Company to oversee the Company's responses to investigations and litigation related to the NoW Matter, fees and costs.

On August 10, 2011, a purported shareholder of the Company filed a derivative action captioned Iron Workers Mid-South Pension Fund v. Murdoch, et al. ("Iron Workers Litigation"), in the United States District Court for the Southern District of New York. The plaintiff brought claims for breach of fiduciary duty, waste of corporate assets, unjust enrichment and alleged violations of Section 14(a) of the Securities Exchange Act in connection with the NoW Matter. The action names as defendants the Company, Les Hinton, Rebekah Brooks and the directors of the Company. The plaintiff seeks various forms of relief including compensatory damages, voiding the election of the director defendants, an order requiring the Company to take certain specified corporate governance actions, injunctive relief, restitution, fees and costs.

The Wilder Litigation, the Stricklin Litigation and the Iron Workers Litigation are all now before the judge in the Shields Litigation. On November 21, 2011, the court issued an order setting a briefing schedule for the defendants' motion to stay the Stricklin Litigation, the Iron Workers Litigation and the Shields Litigation pending the outcome of the consolidated action pending in the Delaware Court of Chancery. On December 8, 2011, the defendants and the Company, as a nominal defendant, served their motion to stay. Opposition briefs were served by Stricklin, Iron Workers and Shields. Reply briefs in support of the motion to stay were filed on January 24, 2012. No hearing date is set. In the Wilder Litigation, on June 5, 2012, the court issued an order appointing the Avon Pension Fund ("Avon") as lead plaintiff and Robbins Geller Rudman & Dowd as lead counsel. Thereafter, on July 3, 2012, the court issued an order providing that (i) an amended consolidated complaint shall be filed by July 31, 2012; (ii) answers and/or motions to dismiss have to be filed September 14, 2012; and (iii) if motions to dismiss are filed, opposition briefs are due by October 26, 2012 with reply briefs filed by November 16, 2012. Avon filed an amended consolidated complaint on July 31, 2012.

The Company and its Board of Directors believe these shareholder claims are entirely without merit, and intend to vigorously defend these actions.

The News of the World Investigations and Litigation

U.K. and U.S. regulators and governmental authorities are conducting investigations initiated in 2011 after allegations of phone hacking and inappropriate payments to public officials at our former publication, *The News of the World*, and other related matters, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is cooperating fully with these investigations. It is possible that these proceedings could damage our reputation and might impair our ability to conduct our business.

The Company is not able to predict the ultimate outcome or cost associated with these investigations. Violations of law may result in civil, administrative or criminal fines or penalties. The Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. As of June 30, 2012, the Company has provided for its best estimate of the liability for the claims that have been filed. The Company has announced a process under which parties can pursue claims against the Company, and management believes that it is probable that additional claims will be filed. It is not possible to estimate the liability for such additional claims given the information that is currently available to the Company. If more claims are filed and additional information becomes available, the Company will update the liability provision for such matters. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by the Company in connection with the various proceedings could affect the Company's results of operations and financial condition. The Company incurred $224 million in legal and professional fees related to *The News of the World* investigations and litigation described above and costs for related civil settlements for the fiscal year ended June 30, 2012, which were included in Selling, general and administrative expenses in the Company's consolidated statements of operations.

HarperCollins

Commencing on August 9, 2011, twenty-nine purported consumer class actions have been filed in the U.S. District Courts for the Southern District of New York and for the Northern District of California, which relate to the decisions by certain publishers, including HarperCollins Publishers L.L.C. ("HarperCollins"), to begin selling their eBooks pursuant to an agency relationship. The cases all involve allegations that certain named defendants in the book publishing and distribution industry, including HarperCollins, violated the antitrust and unfair competition laws by virtue of the switch to the agency model for eBooks. The actions seek as relief treble damages, injunctive relief and attorneys' fees. The Judicial Panel on Multidistrict Litigation has transferred the various class actions to the Honorable Denise L. Cote in the Southern District of

New York. On January 20, 2012, plaintiffs filed a consolidated amended complaint, again alleging that certain named defendants, including HarperCollins, violated the antitrust and unfair competition laws by virtue of the switch to the agency model for eBooks. Defendants filed a motion to dismiss on March 2, 2012. On May 15, 2012, Judge Cote denied defendants' motion to dismiss. On June 22, 2012, Judge Cote held a status conference to address discovery and scheduling issues. On June 25, 2012, Judge Cote issued a scheduling order for the multi-district litigation going forward. Additional information about In re MDL Electronic Books Antitrust Litigation, Civil Action No. 11-md-02293 (DLC), can be found on Public Access to Court Electronic Records (PACER). While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, HarperCollins believes it was compliant with applicable antitrust and competition laws.

Following an investigation, on April 11, 2012, the Department of Justice (the "DOJ") filed an action in the U.S. District Court for the Southern District of New York against certain publishers, including HarperCollins, and Apple, Inc. The DOJ's complaint alleges antitrust violations relating to defendants' decisions to begin selling eBooks pursuant to an agency relationship. This case was assigned to Judge Cote. Simultaneously, the DOJ announced that it had reached a proposed settlement with three publishers, including HarperCollins, and filed a Proposed Final Judgment and related materials detailing that agreement. Among other things, the Proposed Final Judgment requires that HarperCollins terminate its agreements with certain eBook retailers and places certain restrictions on any agreements subsequently entered into with such retailers. Pursuant to the Antitrust Procedures and Penalties Act, the Proposed Final Judgment cannot be entered by Judge Cote for at least sixty days while the DOJ receives public comments. Such public comment period ended on June 25, 2012. Pursuant to Judge Cote's June 25, 2012 scheduling order, the DOJ's motion for entry of the Proposed Final Judgment will be fully briefed by August 22, 2012. Additional information about the Proposed Final Judgment can be found on the DOJ's website.

Following an investigation, on April 11, 2012, 16 state Attorneys General led by Texas and Connecticut (the "AGs") filed a similar action against certain publishers and Apple, Inc. in the Western District of Texas. On April 26, 2012, the AGs' action was transferred to Judge Cote. On May 17, 2012, 33 AGs filed a second amended complaint. As a result of a memorandum of understanding agreed upon with the AGs for Texas and Connecticut, HarperCollins was not named as a defendant in this action. Pursuant to the terms of the memorandum of understanding, HarperCollins entered into a settlement agreement with the AGs for Texas, Connecticut and Ohio on June 11, 2012. The settlement agreement allows other states and U.S. territories to join in the settlement and is subject to court approval. It also would, subject to court approval, resolve the damage claims of individual citizens from those states. Pursuant to Judge Cote's June 25, 2012 scheduling order, the AGs' motion for preliminary approval of the settlement agreement is due on August 20, 2012.

While the Proposed Final Judgment of the DOJ has not been entered and the settlement agreement with the AGs is still subject to court approval, the Company believes that these proposed settlements, as currently drafted, will not have a material impact on the results of operations or the financial position of the Company. However, the Company can make no assurances that these proposed settlements will be finalized or that they will receive court approval.

The European Commission is conducting an investigation into whether certain companies in the book publishing and distribution industry, including HarperCollins, violated the antitrust laws by virtue of the switch to the agency model for eBooks. Following discussions with the European Commission, the Office of Fair Trading closed its investigation in favor of the European Commission's investigation on December 6, 2011. HarperCollins currently is cooperating with the European Commission and working towards resolving its investigation.

While a proposed resolution has not been finalized with the European Commission, the Company believes that such a resolution, as currently contemplated, would not have a material impact on the results of operations or the financial position of the Company. However, the Company can make no assurances that such a resolution will be finalized.

Commencing on February 24, 2012, five purported consumer class actions were filed in the Canadian provinces of British Columbia, Quebec and Ontario, which relate to the decisions by certain publishers, including HarperCollins, to begin selling their eBooks in Canada pursuant to an agency relationship. The actions seek as relief special, general and punitive damages, injunctive relief and the costs of the litigations. While it is not possible to predict with any degree of certainty the ultimate outcome of these class actions, especially given their early stages, HarperCollins believes it was compliant with applicable antitrust and competition laws and intends to defend itself vigorously.

News America Marketing

Insignia Systems, Inc.

On September 23, 2004, Insignia Systems, Inc. ("Insignia") filed an action against News America Marketing In-Store Inc. ("News America") in the United States District Court for the District of Minnesota. The operative complaint alleges, among other things, disparagement of Insignia by News America in violation of the Lanham Act and Minnesota state law and various federal and state antitrust violations arising out of Insignia's and News America's competition in the domestic in-store advertising market. The trial began on February 8, 2011. On February 9, 2011, the parties settled the lawsuit. Under the terms of the settlement, which included no admission of liability, News America paid Insignia $125 million, which was recorded in Selling, general and administrative expenses during the fiscal year ended June 30, 2011. In addition, Insignia paid News America $4 million in relation to a 10-year exclusive business arrangement between the companies.

Other

Other than previously disclosed in the notes to these consolidated financial statements, the Company is party to several other purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. None of these arrangements that become or are exercisable in the next twelve months are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with ASC 480-10-S99-3A. Accordingly, the fair values of such purchase arrangements are classified in Redeemable noncontrolling interests.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company establishes an accrued liability for legal claims when the Company determines that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters. Legal fees associated with litigation and similar proceedings that are not expected to provide a benefit in future periods are expensed as incurred. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by the Company in connection with the various proceedings could affect the Company's results of operations and financial condition. For the contingencies disclosed above for which there is at least a reasonable possibility that a loss may be incurred, the Company was unable to estimate the amount of loss or range of loss.

NOTE 16. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company participates in and/or sponsors pension and savings plans of various types in a variety of jurisdictions covering, in aggregate, substantially all employees. As of January 1, 2008, the major pension plans and medical plans are closed to new participants (with the exception of groups covered by collective bargaining agreements). The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Non-U.S. plans include both employee contributory and employee non-contributory defined benefit plans and accumulation plans covering all eligible employees. The plans in the United States include both defined benefit pension plans and employee non-contributory and employee contributory accumulation plans covering all eligible employees. The Company makes contributions in accordance with applicable laws or contract terms in each jurisdiction in which the Company operates. The Company's benefit obligation is calculated using several assumptions which the Company reviews on a regular basis.

The funded status of the plans can change from year to year, but the assets of the funded plans have been sufficient to pay all benefits that came due in each of fiscal 2012, 2011 and 2010.

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The following table sets forth the change in the projected benefit obligation, change in the fair value of plan assets and funded status for the Company's benefit plans:

	Pension benefits		Postretirement benefits	
	2012	2011	2012	2011
As of June 30,	(in millions)			
Projected benefit obligation, beginning of the year	$ 3,204	$2,986	$ 313	$ 310
Service cost	97	98	5	5
Interest cost	176	172	16	17
Benefits paid	(115)	(92)	(19)	(18)
Settlements[a]	(131)	(187)	—	—
Actuarial loss[b]	660	94	62	10
Foreign exchange rate changes	(42)	126	—	1
Amendments, transfers and other	6	7	—	(12)
Projected benefit obligation, end of the year	3,855	3,204	377	313
Change in the fair value of plan assets for the Company's benefit plans:				
Fair value of plan assets, beginning of the year	2,724	2,404	—	—
Actual return on plan assets	68	326	—	—
Employer contributions	255	158	—	—
Benefits paid	(115)	(92)	—	—
Settlements[a]	(131)	(187)	—	—
Foreign exchange rate changes	(34)	111	—	—
Amendments, transfers and other	5	4	—	—
Fair value of plan assets, end of the year	2,772	2,724	—	—
Funded status[c]	$(1,083)	$ (480)	$(377)	$(313)

(a) Amounts related to payments made to former employees in full settlement of their deferred pension benefits.

(b) Actuarial losses primarily related to changes in the discount rate and the strengthening of the mortality tables utilized in measuring plan obligations at June 30, 2012 and 2011, respectively.

(c) The Company has established an irrevocable grantor trust (the "Trust"), administered by an independent trustee, with the intention of making cash contributions to the Trust to fund certain future pension benefit obligations of the Company. The assets in the Trust are unsecured funds of the Company and can be used to satisfy the Company's obligations in the event of bankruptcy or insolvency. The fair value of the assets in the Trust at June 30, 2012 and 2011 was approximately $173 million and $155 million, respectively.

Amounts recognized in the consolidated balance sheets consist of:

	Pension benefits		Postretirement benefits	
	2012	2011	2012	2011
As of June 30,	(in millions)			
Accrued pension/postretirement liabilities	$(1,083)	$(480)	$(377)	$(313)
Net amount recognized	$(1,083)	$(480)	$(377)	$(313)

Amounts recognized in accumulated other comprehensive income consist of:

	Pension benefits		Postretirement benefits	
	2012	2011	2012	2011
As of June 30,	(in millions)			
Actuarial losses	$1,538	$823	$105	$ 46
Prior service cost (benefit)	8	12	(40)	(60)
Net amounts recognized	$1,546	$835	$ 65	$(14)

Amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic pension cost in fiscal 2013:

	Pension benefits	Postretirement benefits
	2012	2012
As of June 30,	(in millions)	
Actuarial losses	$96	$ 8
Prior service cost (benefit)	2	(13)
Net amounts recognized	$98	$ (5)

Accumulated pension benefit obligations at June 30, 2012 and 2011 were $3,456 million and $2,942 million, respectively. Below is information about funded and unfunded pension plans.

	Funded Plans		Unfunded Plans	
	2012	2011	2012	2011
As of June 30,	(in millions)			
Projected benefit obligation	$3,508	$2,903	$347	$301
Accumulated benefit obligation	3,121	2,650	335	292
Fair value of plan assets	2,772	2,724	—	—

Below is information about pension plans in which the accumulated benefit obligation exceeds fair value of the plan assets.

	Funded Plans		Unfunded Plans	
	2012	2011	2012	2011
As of June 30,	(in millions)			
Projected benefit obligation	$3,508	$1,023	$347	$301
Accumulated benefit obligation	3,121	1,018	335	292
Fair value of plan assets	2,772	936	—	—

The components of net periodic benefits costs were as follows:

	Pension benefits			Postretirement benefits		
	2012	2011	2010	2012	2011	2010
For the years ended June 30,	(in millions)					
Service cost benefits earned during the period	$ 97	$ 98	$ 70	$ 5	$ 5	$ 5
Interest costs on projected benefit obligations	176	172	169	16	17	18
Expected return on plan assets	(185)	(171)	(138)	—	—	—
Amortization of deferred losses	48	57	41	—	—	—
Other	14	12	12	(17)	(18)	(16)
Net periodic benefits costs	$ 150	$ 168	$ 154	$ 4	$ 4	$ 7

	Pension benefits			Postretirement benefits		
For the years ended June 30,	2012	2011	2010	2012	2011	2010
Additional information:						
Weighted-average assumptions used to determine benefit obligations						
Discount rate	4.3%	5.7%	5.7%	3.8%	5.3%	5.5%
Rate of increase in future compensation	5.3%	5.2%	5.2%	5.0%	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	5.7%	5.7%	7.0%	5.3%	5.5%	6.7%
Expected return on plan assets	7.0%	7.0%	7.0%	N/A	N/A	N/A
Rate of increase in future compensation	5.2%	5.2%	5.1%	N/A	N/A	N/A

N/A – not applicable

The following assumed health care cost trend rates at June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits	
	Fiscal 2012	Fiscal 2011
Health care cost trend rate	7.1%	7.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.1%
Year that the rate reaches the ultimate trend rate	2019	2019

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2012:

	Service and interest costs	Benefit obligation
	(in millions)	
One percentage point increase	$ 2	$ 34
One percentage point decrease	$(2)	$(29)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected benefit payments	
	Pension benefits	Postretirement benefits
	(in millions)	
Fiscal year:		
2013	$188	$ 19
2014	180	18
2015	139	19
2016	144	19
2017	153	21
2018-2022	877	109

The above table shows expected benefits payments for the postretirement benefits after adjusting for U.S. Medicare subsidy receipts. The annual receipts are expected to range from $1 million to $2 million.

Plan Assets

The Company applies the provisions of ASC 715, which required disclosures include: (i) investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure plan assets; (iv) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets.

The table below presents the Company's plan assets by level within the fair value hierarchy, as described in Note 7 – Fair Value, as of June 30, 2012 and 2011:

	As of June 30, 2012				As of June 30, 2011			
		Fair Value Measurements at Reporting Date Using				Fair Value Measurements at Reporting Date Using		
Description	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(in millions)							
Assets								
Short-term investments	$ —	$ —	$ —	$ —	$ 6	$ —	$ 6	$ —
Pooled funds:[a]								
Money market funds	224	—	224	—	138	—	138	—
Domestic equity funds	125	125	—	—	140	140	—	—
International equity funds[b]	585	291	294	—	632	434	198	—
Domestic fixed income funds	312	312	—	—	386	386	—	—
International fixed income funds	329	—	329	—	333	—	333	—
Balanced funds	622	146	476	—	603	255	348	—
Common stocks[c]								
U.S. common stocks	258	257	1	—	205	201	4	—
Government and agency obligations[d]								
Domestic government obligations	26	—	26	—	15	—	15	—
Domestic agency obligations	110	—	110	—	94	—	94	—
International government obligations	75	—	75	—	79	—	79	—
Corporate obligations[d]	25	—	25	—	26	—	26	—
Partnership interests[e]	38	—	—	38	27	—	—	27
Other	43	3	27	13	40	13	17	10
Total	$2,772	$1,134	$1,587	$51	$2,724	$1,429	$1,258	$37

(a) Open-ended pooled funds that are registered and/or available to the general public are valued at the daily published net asset value ("NAV"). Other pooled funds are valued at the NAV provided by the fund issuer.

(b) As a result of further analysis of the characteristics of certain international equity funds, approximately $133 million of these types of securities that were previously reported as Level 1 at June 30, 2011 have been reclassified as Level 2 investments. These revisions in the disclosed classification had no effect on the reported fair value of these instruments.

(c) Common stocks that are publicly traded are valued at the closing price reported on active markets in which the individual securities are traded.

(d) The fair value of corporate, government and agency obligations are valued based on a compilation of primary observable market information or a broker quote in a non-active market.

(e) The fair value of partnerships that are not publicly traded are based on fair value obtained from the general partner.

The table below sets forth a summary of changes in the fair value of investments reflected as Level 3 assets at June 30, 2012 and 2011:

	Partnership Interests	Other	Total
		(in millions)	
Balance, June 30, 2010	$25	$ 9	$34
Actual return on plan assets:			
Relating to assets still held at end of period	1	1	2
Relating to assets sold during the period	—	—	—
Purchases, sales, settlements and issuances	1	—	1
Transfers in and out of Level 3	—	—	—
Balance, June 30, 2011	$27	$10	$37
Actual return on plan assets:			
Relating to assets still held at end of period	3	3	6
Relating to assets sold during the period	—	—	—
Purchases, sales, settlements and issuances	8	—	8
Transfers in and out of Level 3	—	—	—
Balance, June 30, 2012	$38	$13	$51

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 44% equity securities, 41% fixed income securities and 15% in cash and other investments. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits	
	As of June 30,	
	2012	2011
Asset Category:		
Equity securities	37%	44%
Debt securities	39%	39%
Real estate	—%	1%
Cash and other	24%	16%
Total	100%	100%

Required pension plan contributions for the next fiscal year are expected to be approximately $50 million; however, actual contributions may be affected by pension asset and liability valuation changes during the year. The Company will continue to make voluntary contributions as necessary to improve funded status.

Multi-employer Pension and Postretirements Plans

The Company contributes to various multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of its union-represented employees, primarily at the Filmed Entertainment segment. The risks of participating in these multiemployer pension plans are different from single-employer pension plans such that (i) contributions made by the Company to the multiemployer pension plans may be used to provide benefits to employees of other participating employers; (ii) if the Company chooses to stop participating in certain of these multiemployer pension plans, it may be required to pay those plans an amount based on the underfunded status of the plan, which is referred to as a withdrawal liability; and (iii) actions taken by a participating employer that lead to a deterioration of the financial health of a multiemployer pension plan may result in the unfunded obligations of the multiemployer pension plan to be borne by its remaining participating employers. While no multiemployer pension plan that the Company contributed to is individually significant to the Company, the Company was listed on four Form 5500s as providing more than 5% of total contributions based on the current information available. The financial health of a multiemployer plan is indicated by the zone status, as defined by the Pension Protection Act of 2006, which represents the funded status of the plan as certified by the plan's actuary. Plans in the red zone are less than 65% funded, the yellow zone are between 65% and 80% funded, and green zone are at least 80% funded. The most recent available funded status of the four plans in which the Company was listed as providing more than 5% of total contributions are all green. Total contributions made by the Company to multiemployer pension plans for the fiscal years ended June 30, 2012, 2011 and 2010 were $66 million, $55 million and $55 million, respectively.

The Company also contributes to various other multiemployer benefit plans that provide health and welfare benefits to active and retired participants, primarily at the Filmed Entertainment segment. Total contributions made by the Company to these other multiemployer benefit plans for the fiscal years ended June 30, 2012, 2011 and 2010 were $67 million, $62 million and $55 million, respectively.

Defined Contribution Plans

The Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $198 million for the fiscal year ended June 30, 2012 and $194 million for each of the fiscal years ended June 30, 2011 and 2010.

NOTE 17. INCOME TAXES

Income from continuing operations before income tax expense was attributable to the following jurisdictions:

For the years ended June 30,	2012	2011 (in millions)	2010
United States (including exports)	$3,870	$3,259	$2,889
Foreign	(1,658)	918	434
Income from continuing operations before income tax expense	$2,212	$4,177	$3,323

Significant components of the Company's provision for income taxes from continuing operations were as follows:

For the years ended June 30,	2012	2011 (in millions)	2010
Current:			
United States			
Federal	$ 968	$ 823	$248
State & local	36	77	114
Foreign	87	242	189
Total current	1,091	1,142	551
Deferred	(286)	(113)	128
Total provision for income taxes[(a)]	$ 805	$1,029	$679

(a) The total tax provision for the year ended June 30, 2011 included $1,029 million from continuing operations and $(61) million from discontinued operations.

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense was:

For the years ended June 30,	2012	2011	2010
U.S. federal income tax rate	35%	35%	35%
Prior year tax credit recognition[(a)]	(2)	—	(9)
(Sale) purchase of interest in subsidiaries	(7)	(3)	4
State and local taxes	2	2	1
Effect of foreign taxes	(2)	(2)	(1)
Resolution of tax matters	—	(3)	(1)
Non-deductible goodwill on asset impairment[(b)]	23	1	2
Recognition of tax assets	—	—	(8)
Permanent differences and other	(13)	(5)	(3)
Effective tax rate	36%	25%	20%

(a) During the fiscal year ended June 30, 2010, the Company made an election to credit certain prior year's taxes instead of claiming deductions. As a result, a benefit of $312 million was recognized in fiscal 2010.

(b) See Note 9 – Goodwill and Other Intangible Assets.

The following is a summary of the components of the deferred tax accounts:

As of June 30,	2012	2011
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 230	$ 154
Capital loss carryforwards	1,433	1,421
Prior year tax credit carryforwards	657	695
Accrued liabilities	1,119	837
Other	28	141
Total deferred tax assets	3,467	3,248
Deferred tax liabilities:		
Basis difference and amortization	(2,560)	(3,127)
Revenue recognition	(412)	(311)
Sports rights contracts	(160)	(156)
Total deferred tax liabilities	(3,132)	(3,594)
Net deferred tax asset (liability) before valuation allowance	335	(346)
Less: valuation allowance	(2,700)	(2,645)
Net deferred tax liabilities	$(2,365)	$(2,991)

The Company had net current deferred tax assets of $1 million and $8 million at June 30, 2012 and 2011, respectively, and noncurrent deferred tax assets of $22 million and $150 million at June 30, 2012 and 2011, respectively. The Company also had non-current deferred tax liabilities of $2,388 million and $3,149 million at June 30, 2012 and 2011, respectively.

At June 30, 2012, the Company had approximately $752 million of net operating loss carryforwards available to offset future taxable income. The majority of these net operating loss carryforwards have an unlimited carryforward period. In accordance with the Company's accounting policy, valuation allowances of $171 million and $144 million have been established to reflect the expected realization of these net operating loss carryforwards as of June 30, 2012 and 2011, respectively.

At June 30, 2012, the Company had approximately $5 billion of capital loss carryforwards available to offset future taxable income having no expiration. In accordance with the Company's accounting policy, valuation allowances of $1.1 billion and $1.2 billion have been established to reflect the expected realization of these capital loss carryforwards as of June 30, 2012 and 2011, respectively.

At June 30, 2012, the Company has approximately $657 million of tax credit carryovers available to offset future income tax expense. This amount resulted from the Company's election to credit certain prior year taxes instead of claiming deductions. If these credits are not utilized to offset future U.S. income tax expense, the credits will expire starting in the June 30, 2013 fiscal year through the fiscal year June 30, 2020. In accordance with the Company's accounting policy, valuation allowances of $657 million and $695 million have been established to reflect the expected realization of these tax credit carryovers as of June 30, 2012 and 2011, respectively.

The following table sets forth the change in the accrual for uncertain tax positions, excluding interest and penalties:

For the year ended June 30,	2012	2011	2010
		(in millions)	
Balance, beginning of period	$256	$243	$ 458
Additions for prior year tax positions	32	40	15
Additions for current year tax positions	14	6	—
Reduction for prior year tax positions[a]	(13)	(33)	(230)
Balance, end of period	$289	$256	$ 243

(a) During the fiscal year ended June 30, 2010, the Company reduced its accrual for uncertain tax positions by $230 million primarily to reflect the Company's election to credit certain prior year's taxes instead of claiming deductions.

The Company recognizes interest and penalty charges related to unrecognized tax benefits as income tax expense, which is consistent with the recognition in prior reporting periods. During the fiscal years ended June 30, 2012, 2011 and 2010, the Company recognized approximately $4 million, $2 million and $4 million in interest charges, respectively. The Company recorded liabilities for accrued interest of approximately $45 million and $43 million as of June 30, 2012 and 2011, respectively.

The Company is subject to tax in various domestic and international jurisdictions and, as a matter of ordinary course, the Company is regularly audited by Federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all other pending tax matters and does not currently anticipate that the ultimate resolution of other pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity. The U.S. Internal Revenue Service is currently examining the Company's returns for fiscal years 2008 and 2009. Additionally, the Company's income tax returns for the years 2000 through 2010 are subject to examination in various foreign jurisdictions. Consequently, it is reasonably possible that uncertain tax positions may decrease in the next twelve months. However, actual developments in this area could differ from those currently expected. As of June 30, 2012 and 2011, approximately $167 million and $127 million, respectively, would affect the Company's effective income tax rate, if and when recognized in future fiscal years. The Company has filed refunds to claim certain losses in a foreign jurisdiction. The foreign tax authority has disputed our claim, and the matter is currently pending. The Company is not certain when this claim will be resolved. Depending upon the final outcome of this uncertainty, the Company may receive a refund of taxes of $0 to $600 million plus interest.

During the fourth quarter of fiscal 2011, the Company paid one-time dividends of $517 million back to the United States related to foreign earnings. The repatriated cash was to be used to fund the proposed acquisition of BSkyB. As these dividends were one-time dividends, they did not change the Company's assertion related to the remaining amount of undistributed earnings. Therefore, the Company has not provided for U.S. taxes on the remaining undistributed earnings of foreign subsidiaries as they are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $8.4 billion at June 30, 2012.

NOTE 18. SEGMENT INFORMATION.

The Company regularly reviews its segment reporting and classification. In the first quarter of fiscal 2011, the Company aggregated the previously reported Book Publishing segment, Integrated Marketing Services segment and the Newspapers and Information Services segment to report a new Publishing segment because of changes in how the Company manages and evaluates these businesses as a result of evolving industry trends.

The Company is a diversified global media company, which manages and reports its businesses in the following six segments:

- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States, Latin America, Europe and Asia.
- **Filmed Entertainment**, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- **Television**, which principally consists of the broadcasting of network programming in the United States and the operation of 27 full power broadcast television stations, including 9 duopolies, in the United States (of these stations, 17 are affiliated with the FOX Broadcasting Company ("FOX") and 10 are affiliated with Master Distribution Service, Inc. ("MyNetworkTV")).
- **Direct Broadcast Satellite Television**, which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy.

- **Publishing**, which principally consists of the Company's newspapers and information services, book publishing and integrated marketing services businesses. The newspapers and information services business principally consists of the publication of national newspapers in the United Kingdom, the publication of approximately 140 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services. The book publishing business consists of the publication of English language books throughout the world and the integrated marketing services business consists of the publication of free-standing inserts and the provision of in-store marketing products and services in the United States and Canada.
- **Other**, which principally consists of the Company's digital media properties and Amplify, the Company's education technology businesses.

The Company's operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment operating income (loss) and segment operating income (loss) before depreciation and amortization.

Segment operating income (loss) does not include: Impairment and restructuring charges, equity earnings of affiliates, interest expense, net, interest income, other, net, income tax expense and net income attributable to noncontrolling interests. The Company believes that information about segment operating income (loss) assists all users of the Company's consolidated financial statements by allowing them to evaluate changes in the operating results of the Company's portfolio of businesses separate from non-operational factors that affect net income, thus providing insight into both operations and the other factors that affect reported results.

Segment operating income (loss) before depreciation and amortization is defined as segment operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments and eliminates the variable effect across all business segments of depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and, as such, it is excluded from segment operating income (loss) before depreciation and amortization.

Total segment operating income and segment operating income (loss) before depreciation and amortization are non-GAAP measures and should be considered in addition to, not as a substitute for, net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, these measures do not reflect cash available to fund requirements. These measures exclude items, such as impairment and restructuring charges, which are significant components in assessing the Company's financial performance. Segment operating income (loss) before depreciation and amortization also excludes depreciation and amortization which are also significant components in assessing the Company's financial performance.

Management believes that total segment operating income and segment operating income (loss) before depreciation and amortization are appropriate measures for evaluating the operating performance of the Company's business. Total segment operating income and segment operating income (loss) before depreciation and amortization provide management, investors and equity analysts measures to analyze operating performance of the Company's business and its enterprise value against historical data and competitors' data, although historical results, including total segment operating income and segment operating income (loss) before depreciation and amortization, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

For the years ended June 30,	2012	2011	2010
		(in millions)	
Revenues:			
Cable Network Programming	$ 9,132	$ 8,037	$ 7,038
Filmed Entertainment	7,302	6,899	7,631
Television	4,734	4,778	4,228
Direct Broadcast Satellite Television	3,672	3,761	3,802
Publishing	8,248	8,826	8,548
Other	618	1,104	1,531
Total revenues	$33,706	$33,405	$32,778
Segment operating income (loss):			
Cable Network Programming	$ 3,295	$ 2,760	$ 2,268
Filmed Entertainment	1,132	927	1,349
Television	706	681	220
Direct Broadcast Satellite Television	254	232	230
Publishing	597	864	467
Other	(605)	(614)	(575)
Total segment operating income	5,379	4,850	3,959

For the years ended June 30,	2012	2011	2010
		(in millions)	
Impairment and restructuring charges	$(3,005)	$ (313)	$ (253)
Equity earnings of affiliates	730	462	448
Interest expense, net	(1,034)	(966)	(991)
Interest income	135	126	91
Other, net	7	18	69
Income from continuing operations before income tax expense	2,212	4,177	3,323
Income tax expense	(805)	(1,029)	(679)
Income from continuing operations	1,407	3,148	2,644
Loss on disposition of discontinued operations, net of tax	—	(254)	—
Net income	1,407	2,894	2,644
Less: Net income attributable to noncontrolling interests	(228)	(155)	(105)
Net income attributable to News Corporation stockholders	$ 1,179	$ 2,739	$2,539

Intersegment revenues, generated primarily by the Filmed Entertainment segment, of approximately $1,061 million, $914 million and $894 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profit (loss) generated primarily by the Filmed Entertainment segment of approximately $51 million, $21 million and $(18) million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, have been eliminated within the Filmed Entertainment segment.

For the year ended June 30, 2012	Segment operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Segment operating income (loss) before depreciation and amortization
		(in millions)		
Cable Network Programming	$3,295	$ 165	$88	$3,548
Filmed Entertainment	1,132	129	—	1,261
Television	706	85	—	791
Direct Broadcast Satellite Television	254	307	—	561
Publishing	597	430	—	1,027
Other	(605)	63	—	(542)
Total	$5,379	$1,179	$88	$6,646

For the year ended June 30, 2011	Segment operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Segment operating income (loss) before depreciation and amortization
		(in millions)		
Cable Network Programming	$2,760	$ 156	$92	$3,008
Filmed Entertainment	927	110	—	1,037
Television	681	89	—	770
Direct Broadcast Satellite Television	232	314	—	546
Publishing	864	389	—	1,253
Other	(614)	133	—	(481)
Total	$4,850	$1,191	$92	$6,133

For the year ended June 30, 2010	Segment operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Segment operating income (loss) before depreciation and amortization
	(in millions)			
Cable Network Programming	$2,268	$ 153	$84	$2,505
Filmed Entertainment	1,349	93	—	1,442
Television	220	85	—	305
Direct Broadcast Satellite Television	230	278	—	508
Publishing	467	385	—	852
Other	(575)	191	—	(384)
Total	$3,959	$1,185	$84	$5,228

For the years ended June 30,	2012	2011	2010
	(in millions)		
Depreciation and amortization:			
Cable Network Programming	$ 165	$ 156	$ 153
Filmed Entertainment	129	110	93
Television	85	89	85
Direct Broadcast Satellite Television	307	314	278
Publishing	430	389	385
Other	63	133	191
Total depreciation and amortization	$1,179	$1,191	$1,185
Capital expenditures:			
Cable Network Programming	$ 50	$ 72	$ 70
Filmed Entertainment	72	49	38
Television	83	64	84
Direct Broadcast Satellite Television	298	398	278
Publishing	314	508	312
Other	122	80	132
Total capital expenditures	$ 939	$1,171	$ 914

As of June 30,	2012	2011
	(in millions)	
Total assets:		
Cable Network Programming	$14,896	$12,967
Filmed Entertainment	8,102	8,081
Television	6,110	6,062
Direct Broadcast Satellite Television	2,455	3,098
Publishing	10,913	14,915
Other	9,219	11,990
Investments	4,968	4,867
Total assets	$56,663	$61,980

As of June 30,	2012	2011
	(in millions)	
Goodwill and intangible assets, net:		
Cable Network Programming	$ 7,626	$ 7,109
Filmed Entertainment	2,531	2,618
Television	4,317	4,320
Direct Broadcast Satellite Television	554	636
Publishing	4,586	7,377
Other	693	1,224
Total goodwill and intangible assets, net	$20,307	$23,284

Geographic Segments

For the years ended June 30,	2012	2011	2010
		(in millions)	
Revenues:			
United States and Canada[a]	$18,927	$18,528	$17,812
Europe[b]	8,688	9,070	9,628
Australasia and Other[c]	6,091	5,807	5,338
Total revenues	$33,706	$33,405	$32,778

(a) Revenues include approximately $18.4 billion, $18.0 billion and $17.3 billion from customers in the United States in fiscal 2012, 2011 and 2010, respectively.

(b) Revenues include approximately $2.6 billion for fiscal 2012 and $2.7 billion for both fiscal 2011 and 2010 from customers in the United Kingdom, as well as approximately $3.8 billion, $3.9 billion and $4.0 billion from customers in Italy in fiscal 2012, 2011 and 2010, respectively.

(c) Revenues include approximately $3.2 billion for both fiscal 2012 and 2011 and $2.9 billion for fiscal 2010 from customers in Australia.

As of June 30,	2012	2011
	(in millions)	
Long-lived assets:[a]		
United States and Canada	$ 7,464	$ 6,956
Europe	2,656	3,132
Australasia and Other	1,798	1,807
Total long-lived assets	$11,918	$11,895

(a) Reflects total assets less current assets, goodwill, intangible assets, investments and noncurrent deferred tax assets.

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers. Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

NOTE 19. EARNINGS PER SHARE

The following tables set forth the computation of basic and diluted earnings per share under ASC 260, "Earnings per Share":

For the years ended June 30,	2012	2011	2010
	(in millions, except per share amounts)		
Income from continuing operations	$1,407	$3,148	$2,644
Less: Net income attributable to noncontrolling interests	(228)	(155)	(105)
Income from continuing operations available to News Corporation stockholders – basic	$1,179	$2,993	$2,539
Other	(2)	(3)	—
Income from continuing operations available to News Corporation stockholders – diluted	$1,177	$2,990	$2,539
Loss on disposition of discontinued operations, net of tax available to News Corporation stockholders – basic and diluted	—	(254)	—
Net income available to News Corporation stockholders – basic	1,179	2,739	2,539
Other	(2)	(3)	—
Net income available to News Corporation stockholders – diluted	$1,177	$2,736	$2,539
Weighted average shares – basic	2,499	2,625	2,619
Shares issuable under equity-based compensation plans[a]	5	8	9
Weighted average shares – diluted	2,504	2,633	2,628
Income from continuing operations per share attributable to News Corporation stockholders – basic and diluted	$ 0.47	$ 1.14	$ 0.97
Loss on disposition of discontinued operations, net of tax per share attributable to News Corporation stockholders – basic and diluted	$ —	$ (0.10)	$ —
Income per share attributable to News Corporation stockholders – basic and diluted	$ 0.47	$ 1.04	$ 0.97

(a) Weighted average common shares outstanding includes the incremental shares that would be issued upon the assumed exercise of stock options and vesting of RSUs and PSUs if the effect is dilutive.

NOTE 20. QUARTERLY DATA (UNAUDITED)

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Fiscal 2012[a]				
Revenues	$7,959	$8,975	$8,402	$ 8,370
Net income attributable to News Corporation stockholders	738	1,057	937	(1,553)
Income per share attributable to News Corporation stockholders – basic and diluted	$ 0.28	$ 0.42	$ 0.38	$ (0.64)
Stock prices[b]				
Class A – High	$18.13	$17.87	$20.25	$ 22.31
Class A – Low	$13.62	$15.01	$18.22	$ 18.55
Class B – High	$18.54	$18.29	$20.49	$ 22.52
Class B – Low	$14.01	$15.21	$18.55	$ 18.73
Fiscal 2011				
Revenues	$7,426	$8,761	$8,256	$ 8,962
Income from continuing operations attributable to News Corporation stockholders	775	642	639	937
Loss on disposition of discontinued operations, net of tax[c]	—	—	—	(254)
Net income attributable to News Corporation stockholders	775	642	639	683
Income from continuing operations per share attributable to News Corporation stockholders – basic	$ 0.30	$ 0.24	$ 0.24	$ 0.36
Income from continuing operations per share attributable to News Corporation stockholders – diluted	$ 0.30	$ 0.24	$ 0.24	$ 0.35

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Income per share attributable to News Corporation stockholders – basic and diluted	$ 0.30	$ 0.24	$ 0.24	$ 0.26
Stock prices[b]				
Class A – High	$14.35	$14.95	$17.71	$18.34
Class A – Low	$11.82	$12.97	$14.13	$16.05
Class B – High	$15.93	$16.62	$18.73	$18.99
Class B – Low	$13.48	$15.04	$15.94	$16.71

(a) In the quarter ended June 30, 2012, the Company recorded impairment charges of approximately $2.8 billion (See Note 9 – Goodwill and Other Intangible Assets) and restructuring charges of $53 million (See Note 4 – Restructuring Programs).

(b) The stock prices reflect the reported high and low closing sales prices for the Class A Common Stock and Class B Common Stock, as reported on The NASDAQ Global Select Market, its principal market, under the symbols "NWSA" and "NWS", respectively.

(c) In the quarter ended June 30, 2011, the Company recorded a loss on the sale of Myspace of $254 million, net of tax of $61 million or $(0.10) per diluted share, which is included in Loss on disposition of discontinued operations, net of tax. (See Note 3 – Acquisitions, Disposals and Other Transactions)

NOTE 21. VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
	(in millions)					
Fiscal 2012						
Allowances for returns and doubtful accounts	$(1,099)	$(1,269)	$—	$1,335	$ 47	$ (986)
Deferred tax valuation allowance	(2,645)	(162)	—	107	—	(2,700)
Fiscal 2011						
Allowances for returns and doubtful accounts	(1,170)	(1,102)	—	1,248	(75)	(1,099)
Deferred tax valuation allowance	(2,653)	(265)	—	273	—	(2,645)
Fiscal 2010						
Allowances for returns and doubtful accounts	(1,158)	(1,288)	1	1,241	34	(1,170)
Deferred tax valuation allowance	(1,850)	(1,345)	—	542	—	(2,653)

NOTE 22. ADDITIONAL FINANCIAL INFORMATION

Supplemental Cash Flows Information

For the years ended June 30,	2012	2011	2010
	(in millions)		
Supplemental cash flows information:			
Cash paid for income taxes	$(1,191)	$ (933)	$(767)
Cash paid for interest	(1,045)	(950)	(968)
Sale of other investments	37	55	16
Purchase of other investments	(448)	(377)	(101)
Supplemental information on businesses acquired:			
Fair value of assets acquired	874	1,609	138
Cash acquired	21	72	6
Liabilities assumed	(74)	(742)	6
Noncontrolling interest decrease (increase)	15	(20)	(1)
Cash paid	(563)	(903)	(149)
Fair value of equity instruments issued to third parties	273	16	—
Issuance of subsidiary common units	(273)	(16)	—
Fair value of equity instruments consideration	$ —	$ —	$ —

Other, net

The following table sets forth the components of Other, net included in the consolidated statements of operations:

For the years ended June 30,	2012	2011	2010
		(in millions)	
Gain on FPAS transaction[a]	$158	$ —	$ —
Gain on Hathway Cable transaction[b]	23	—	—
BSkyB termination fee[b]	(63)	—	—
Loss on sale of U.K. newspaper division headquarters[a]	(22)	—	—
Gain on STAR China transaction[a]	—	55	—
Loss on disposal of Fox Mobile[a]	—	(29)	—
Loss on early extinguishment of debt[c]	—	(36)	—
Gain on the sale of eastern European television stations[a]	—	—	195
Gain (loss) on the financial indexes business transaction[a]	—	43	(23)
Loss on Photobucket transaction[a]	—	—	(32)
Change in fair value of exchangeable and convertible securities[b][d]	(61)	46	3
Other	(28)	(61)	(74)
Total Other, net	$ 7	$ 18	$ 69

(a) See Note 3 – Acquisitions, Disposals and Other Transactions

(b) See Note 6 – Investments

(c) See Note 10 – Borrowings

(d) The Company had certain exchangeable debt securities which contained embedded derivatives. Pursuant to ASC 815, these embedded derivatives were not designated as hedges and, as such, changes in their fair value were recognized in Other, net in the consolidated statements of operations. The Company redeemed the exchangeable debt securities in fiscal 2010.

Comprehensive Income

The Company follows ASC 220, "Comprehensive Income," for the reporting and display of comprehensive income. The components of accumulated comprehensive income were as follows:

For the years ended June 30,	2012	2011	2010
		(in millions)	
Accumulated other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities:			
Balance, beginning of year	$ 210	$ 122	$ 73
Fiscal year activity	(11)	88	49
Balance, end of year	199	210	122
Pension plans:			
Balance, beginning of year	(537)	(591)	(383)
Fiscal year activity	(511)	54	(208)
Balance, end of year	(1,048)	(537)	(591)
Foreign currency translation:			
Balance, beginning of year	1,960	67	315
Fiscal year activity [a]	(1,089)	1,893	(248)
Balance, end of year	871	1,960	67
Total accumulated other comprehensive income, net of tax:			
Balance, beginning of year	1,633	(402)	5
Fiscal year activity, net of income tax benefit (expense) of $210 million, $(60) million and $74 million	(1,611)	2,035	(407)
Balance, end of year	$ 22	$1,633	$(402)

(a) Excludes $(5) million, $15 million and $(2) million relating to noncontrolling interests and redeemable noncontrolling interests for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

NOTE 23. SUPPLEMENTAL GUARANTOR INFORMATION

In May 2012, the Company refinanced the $2.25 billion revolving credit agreement ("the Prior Credit Agreement") with a new $2 billion unsecured revolving credit facility (the "New Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), the initial issuing banks named therein, JPMorgan Chase Bank, N.A. ("JPMorgan Chase") and Citibank, N.A. ("Citibank") as Co-Administrative Agents, JPMorgan Chase as Designated Agent and Bank of America, N.A. ("Bank of America") as Syndication Agent. The New Credit Agreement has a sub-limit of $400 million (or its equivalent in Euros) available for the issuance of letters of credit and a maturity date of May 2017. Under the New Credit Agreement, the Company may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion and the Company may request that the maturity date be extended for up to two additional one-year periods. Borrowings are issuable in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. Fees under the New Credit Agreement will be based on the Company's long-term senior unsecured non-credit enhanced debt ratings. Given the current debt ratings, NAI pays a facility fee of 0.125% and an initial drawn cost of LIBOR plus 1.125%.

The Parent Guarantor presently guarantees the senior public indebtedness of NAI and the guarantee is full and unconditional. The supplemental condensed consolidating financial information of the Parent Guarantor should be read in conjunction with these consolidated financial statements.

In accordance with rules and regulations of the SEC, the Company uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Company's consolidated results of operations, excluding certain intercompany eliminations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of NAI, the Company and the subsidiaries of the Company and the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2012	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Revenues	$ 1	$ —	$ 33,705	$ —	$ 33,706
Expenses	(416)	—	(30,916)	—	(31,332)
Equity earnings (losses) of affiliates	(5)	—	735	—	730
Interest expense, net	(1,499)	(396)	(14)	875	(1,034)
Interest income	4	7	999	(875)	135
Earnings (losses) from subsidiary entities	127	1,630	—	(1,757)	—
Other, net	327	(62)	(258)	—	7
Income (loss) before income tax expense	(1,461)	1,179	4,251	(1,757)	2,212
Income tax (expense) benefit	532	—	(1,547)	210	(805)
Net income (loss)	(929)	1,179	2,704	(1,547)	1,407
Less: Net income attributable to noncontrolling interests	—	—	(228)	—	(228)
Net income (loss) attributable to News Corporation stockholders	$ (929)	$1,179	$ 2,476	$(1,547)	$ 1,179

See notes to supplemental guarantor information

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the year ended June 30, 2011	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Revenues	$ 1	$ —	$ 33,404	$ —	$ 33,405
Expenses	(399)	—	(28,469)	—	(28,868)
Equity earnings (losses) of affiliates	(6)	—	468	—	462
Interest expense, net	(1,435)	(1,109)	(19)	1,597	(966)
Interest income	73	8	1,642	(1,597)	126
Earnings (losses) from subsidiary entities	672	3,924	—	(4,596)	—
Other, net	250	(84)	(148)	—	18
Income (loss) from continuing operations before income tax expense	(844)	2,739	6,878	(4,596)	4,177
Income tax (expense) benefit	208	—	(1,694)	457	(1,029)
Income (loss) from continuing operations	(636)	2,739	5,184	(4,139)	3,148
Loss on disposition of discontinued operations, net of tax	—	—	(254)	—	(254)
Net income (loss)	(636)	2,739	4,930	(4,139)	2,894
Less: Net income attributable to noncontrolling interests	—	—	(155)	—	(155)
Net income (loss) attributable to News Corporation stockholders	$ (636)	$ 2,739	$ 4,775	$(4,139)	$ 2,739

For the year ended June 30, 2010	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Revenues	$ 1	$ —	$ 32,777	$ —	$ 32,778
Expenses	(323)	—	(28,749)	—	(29,072)
Equity earnings of affiliates	2	—	446	—	448
Interest expense, net	(4,256)	(743)	(10)	4,018	(991)
Interest income	6	—	4,103	(4,018)	91
Earnings (losses) from subsidiary entities	1,744	3,283	—	(5,027)	—
Other, net	644	(1)	(169)	(405)	69
Income (loss) before income tax expense	(2,182)	2,539	8,398	(5,432)	3,323
Income tax (expense) benefit	446	—	(1,716)	591	(679)
Net income (loss)	(1,736)	2,539	6,682	(4,841)	2,644
Less: Net income attributable to noncontrolling interests	—	—	(105)	—	(105)
Net income (loss) attributable to News Corporation stockholders	$(1,736)	$2,539	$ 6,577	$(4,841)	$ 2,539

See notes to supplemental guarantor information

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

At June 30, 2012	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Assets:					
Current Assets:					
Cash and cash equivalents	$ 561	$ 6,005	$ 3,060	$ —	$ 9,626
Receivables, net	1	9	6,598	—	6,608
Inventories, net	—	—	2,595	—	2,595
Other	17	14	588	—	619
Total Current Assets	579	6,028	12,841	—	19,448
Non-Current Assets:					
Receivables	19	—	368	—	387
Inventories, net	—	—	4,596	—	4,596
Property, plant and equipment, net	119	—	5,695	—	5,814
Intangible assets, net	—	—	7,133	—	7,133
Goodwill	—	—	13,174	—	13,174
Other	334	2	807	—	1,143
Investments					
Investments in associated companies and other investments	95	39	4,834	—	4,968
Intragroup investments	49,266	49,953	—	(99,219)	—
Total Investments	49,361	49,992	4,834	(99,219)	4,968
TOTAL ASSETS	$50,412	$56,022	$ 49,448	$(99,219)	$56,663
Liabilities and Equity					
Current Liabilities:					
Borrowings	$ 273	$ —	$ —	$ —	$ 273
Other current liabilities	12	—	9,332	—	9,344
Total Current Liabilities	285	—	9,332	—	9,617
Non-Current Liabilities:					
Borrowings	15,182	—	—	—	15,182
Other non-current liabilities	384	—	5,654	—	6,038
Intercompany	27,470	31,338	(58,808)	—	—
Redeemable noncontrolling interests	—	—	641	—	641
Equity	7,091	24,684	92,629	(99,219)	25,185
TOTAL LIABILITIES AND EQUITY	$50,412	$56,022	$ 49,448	$(99,219)	$56,663

See notes to supplemental guarantor information

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

At June 30, 2011	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ 360	$ 7,816	$ 4,504	$ —	$12,680
Receivables, net	14	—	6,316	—	6,330
Inventories, net	—	—	2,332	—	2,332
Other	15	—	427	—	442
Total Current Assets	389	7,816	13,579	—	21,784
Non-Current Assets:					
Receivables	—	—	350	—	350
Inventories, net	—	—	4,198	—	4,198
Property, plant and equipment, net	100	—	6,442	—	6,542
Intangible assets, net	—	—	8,587	—	8,587
Goodwill	—	—	14,697	—	14,697
Other	323	—	632	—	955
Investments:					
Investments in associated companies and other investments	125	52	4,690	—	4,867
Intragroup investments	50,146	49,065	—	(99,211)	—
Total Investments	50,271	49,117	4,690	(99,211)	4,867
TOTAL ASSETS	$51,083	$56,933	$ 53,175	$(99,211)	$61,980
Liabilities and Equity					
Current Liabilities:					
Borrowings	$ —	$ —	$ 32	$ —	$ 32
Other current liabilities	91	22	9,426	—	9,539
Total Current Liabilities	91	22	9,458	—	9,571
Non-Current Liabilities:					
Borrowings	15,463	—	—	—	15,463
Other non-current liabilities	202	—	5,855	—	6,057
Intercompany	25,884	26,842	(52,726)	—	—
Redeemable noncontrolling interests	—	—	242	—	242
Total Equity	9,443	30,069	90,346	(99,211)	30,647
TOTAL LIABILITIES AND EQUITY	$51,083	$56,933	$ 53,175	$(99,211)	$61,980

See notes to supplemental guarantor information

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2012	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Operating activities:					
Net cash provided by operating activities	$266	$ 3,049	$ 475	$—	$ 3,790
Investing activities:					
Property, plant and equipment, net of acquisitions	(57)	—	(882)	—	(939)
Investments	(15)	—	(942)	—	(957)
Proceeds from dispositions	7	11	457	—	475
Net cash (used in) provided by investing activities	(65)	11	(1,367)	—	(1,421)
Financing activities:					
Borrowings	—	—	—	—	—
Repayment of borrowings	—	—	(35)	—	(35)
Issuance of shares	—	167	—	—	167
Repurchase of shares	—	(4,589)	—	—	(4,589)
Purchase of subsidiary shares from noncontrolling interests	—	—	(65)	—	(65)
Dividends paid	—	(449)	(144)	—	(593)
Net cash used in financing activities	—	(4,871)	(244)	—	(5,115)
Net (decrease) increase in cash and cash equivalents	201	(1,811)	(1,136)	—	(2,746)
Cash and cash equivalents, beginning of period	360	7,816	4,504	—	12,680
Exchange movement on opening cash balance	—	—	(308)	—	(308)
Cash and cash equivalents, end of period	$561	$ 6,005	$ 3,060	$—	$ 9,626

See notes to supplemental guarantor information

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2011	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Operating activities:					
Net cash provided by (used in) operating activities	$(7,034)	$8,203	$ 3,302	$—	$ 4,471
Investing activities:					
Property, plant and equipment, net of acquisitions	(16)	—	(1,155)	—	(1,171)
Investments	(29)	—	(1,450)	—	(1,479)
Proceeds from dispositions	—	—	403	—	403
Net cash used in investing activities	(45)	—	(2,202)	—	(2,247)
Financing activities:					
Borrowings	2,453	—	18	—	2,471
Repayment of borrowings	(345)	—	(212)	—	(557)
Issuance of shares	—	12	—	—	12
Dividends paid	—	(399)	(101)	—	(500)
Purchase of subsidiary shares from noncontrolling interests	—	—	(116)	—	(116)
Sale of subsidiary shares to noncontrolling interests	—	—	50	—	50
Net cash provided by (used in) financing activities	2,108	(387)	(361)	—	1,360
Net increase (decrease) in cash and cash equivalents	(4,971)	7,816	739	—	3,584
Cash and cash equivalents, beginning of period	5,331	—	3,378	—	8,709
Exchange movement on opening cash balance	—	—	387	—	387
Cash and cash equivalents, end of period	$ 360	$7,816	$ 4,504	$—	$12,680

See notes to supplemental guarantor information

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended June 30, 2010	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Operating activities:					
Net cash provided by operating activities	$ 1,912	$ 331	$1,611	$—	$ 3,854
Investing activities:					
Property, plant and equipment, net of acquisitions	(44)	—	(870)	—	(914)
Investments	(65)	—	(591)	—	(656)
Proceeds from dispositions	—	—	1,257	—	1,257
Net cash used in investing activities	(109)	—	(204)	—	(313)
Financing activities:					
Borrowings	989	—	38	—	1,027
Repayment of borrowings	(1,940)	—	(140)	—	(2,080)
Issuance of shares	—	24	—	—	24
Dividends paid	—	(355)	(63)	—	(418)
Other, net	—	—	2	—	2
Net cash used in financing activities	(951)	(331)	(163)	—	(1,445)
Net increase in cash and cash equivalents	852	—	1,244	—	2,096
Cash and cash equivalents, beginning of period	4,479	—	2,061	—	6,540
Exchange movement on opening cash balance	—	—	73	—	73
Cash and cash equivalents, end of period	$ 5,331	$ —	$3,378	$—	$ 8,709

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1) Investments in the Company's subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the respective parent company's investment account and earnings.

(2) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of the Company, and rank pari passu with all present and future senior indebtedness of the Company. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company.

ASX Corporate Governance Recommendations ("Recommendations")

Details of News Corporation's corporate governance procedures are described in News Corporation's Proxy Statement for its 2012 Annual Meeting of Stockholders, including under the heading "Corporate Governance Matters." News Corporation has followed the Recommendations during the reporting period, except that Mr. K. Rupert Murdoch serves as the Chairman and Chief Executive Officer of News Corporation. The Board of Directors (the "Board") has taken the view that it is in the best interests of News Corporation and its stockholders that Mr. K. Rupert Murdoch serve in such capacities. This view departs from Recommendations 2.2 and 2.3. In addition, two of News Corporation's directors, Sir Roderick Eddington and Mr. Andrew Knight, previously served as executives of subsidiaries of News Corporation. Although it has been over a decade since these directors were employed by News Corporation, there was not a period of at least three years between the time they ceased their employment and their appointment to the Board. In determining these directors' independence from News Corporation, the Board has considered these directors' prior employment with News Corporation, as well as their experience since ceasing to be executives of News Corporation, and has determined that they are independent in accordance with the NASDAQ Stock Market Listing Rules. This information is provided as required by Recommendation 2.6.

Information on News Corporation's Common Stock

For a list of the beneficial ownership of both News Corporation's Class A Common Stock and Class B Common Stock as of August 20, 2012 for: (i) each person who is known by News Corporation to own beneficially more than 5% of the outstanding shares of Class B common stock; (ii) each member of the Board of Directors; (iii) each Named Executive Officer (as defined in Item 402(a)(3) of Regulation S-K) of News Corporation; and (iv) all Directors and executive officers of News Corporation as a group, please refer to News Corporation's Proxy Statement for its 2012 Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation."

As of August 20, 2012, there were approximately 1,085 holders of record of Class B Common Stock and 41,118 holders of record of Class A Common Stock.

Each share of Class B Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of Class A Common Stock does not have voting rights. However, holders of shares of Class A Common Stock do have the right to vote, together with holders of shares of Class B Common Stock in limited circumstances which are described in News Corporation's Restated Certificate of Incorporation.

Distribution of stockholding (includes CDIs)

The following information is provided as of August 20, 2012:

	Class B Common Stock	Class A Common Stock
1 – 1,000	24,929	45,727
1,001 – 5,000	4,998	2,014
5,001 – 10,000	513	257
10,001 – 100,000	355	198
100,001 – above	70	26

Based on the market price on August 20, 2012, there were approximately 1,839 holders holding less than a marketable parcel of Class B Common Stock and approximately 29,461 holders holding less than a marketable parcel of Class A Common Stock.

Top twenty stockholders as at August 20, 2012

The following information regarding the top twenty stockholders of record is based on information provided by News Corporation's transfer agent as of August 20, 2012.

Class B Common Stock

Cede & Co	578,054,981
Chess Depositary Nominees PTY Limited	218,389,380
Fayez Sarofim	1,085,440
MF Global Inc.	155,000
A.S.B. Knight, M. Knight and C. Warren	75,000
Charles Wilson	59,240
Audrey Christine Cohen	26,160
Ann T. P. Allen-Stevens	25,384
Henry R. Marten	16,552
Julian R. Stow	14,896
Kenneth B. Ullman	14,589
David Hill	10,000
William A. Oneill, Alene J. Oneill TR UA 04/01/03 Oneill Family Trust	10,000
Ernestina, Eric and Douglas Lipman Trust U.W. Mitchell Lipman	9,920
Jennifer Ann Thorpe	8,407
Shirley Coral Ruda	8,149
Beverley Cowdrey	7,583
Pao Lung Su	7,500
Paul Riordan	7,000
Margaret Mary Urquhart	6,760
	797,991,941

Class A Common Stock

Cede & Co	1,528,709,773
Chess Depositary Nominees PTY Limited	31,536,931
Ogier Employee Benefit Trustee Limited	651,345
Fayez Sarofim	542,720
Howard Arvey Trust 11/26/79	235,328
Barbara Grace Phillips	228,050
Brian C. Kelly	131,542
Ogier Employee Benefit Trustee Limited	93,455
Cruden Financial Services LLC	57,000
Morgan L. Miller	55,804
David Hill	43,000
Amerimark Bank	42,580
Nancy Bogyo Trust 01/22/94	35,880
Laurey J. Barnett	35,254
Mary Kathleen Bromley	32,686
Dolores A. Sturm	32,058
Charles Wilson	29,620
Laurey Barnett	28,624
Diane J. Frankel Living Trust 04/13/93	27,127
Apache Chief Theatre Co LLP	27,000
	1,562,575,777


OMER'S
RANDED
MATT GROENING


DANCE




TEAM CAPTAIN

WPWR	Chicago, IL
WTXF	Philadelphia, PA
KDFW	Dallas, TX
KDFI	Dallas, TX
WFXT	Boston, MA
WAGA	Atlanta, GA
WTTG	Washington, DC
WDCA	Washington, DC
WJBK	Detroit, MI
KRIV	Houston, TX
KTXH	Houston, TX
KSAZ	Phoenix, AZ
KUTP	Phoenix, AZ
WTVT	Tampa Bay, FL
KMSP	Minneapolis, MN
WFTC	Minneapolis, MN
WRBW	Orlando, FL
WOFL	Orlando, FL
WUTB	Baltimore, MD
WHBQ	Memphis, TN
KTBC	Austin, TX
WOGX	Gainesville, FL

DIRECT BROADCAST SATELLITE TELEVISION

Europe

SKY Italia
- Sky Sport
- Sky Calcio
- Sky Cinema
- Sky Uno
- Cielo
- Sky TG24
- Sky On Demand
- Sky Go

British Sky Broadcasting 39%
- Sky 1
- Sky 2
- Sky Living
- Sky Livingit
- Sky Atlantic
- Sky Arts 1
- Sky Arts 2
- PICK TV
- Challenge
- Sky 3D
- Sky Movies
- Sky Sports
- Sky News
- Sky Box Office
- Sky Poker

Sky Deutschland 49.9%
- Sky Atlantic HD
- Sky Cinema HD
- Sky Action HD
- Sky Hits HD
- Sky Krimi
- Sky Comedy
- Sky Fußball Bundesliga
- Sky Sport HD
- Sky Sport News HD
- Sky Sport Austria

Asia

Tata Sky Limited 29.8%

Australia and New Zealand

FOXTEL 25%

Sky Network Television Limited 44%

PUBLISHING

United States

Dow Jones & Company, Inc.
- The Wall Street Journal
- Barron's
- Dow Jones Newswires
- Factiva
- MarketWatch
- Dow Jones Local Media Group
- SmartMoney

New York Post

Community Newspaper Group

The Daily

United States and Canada

News America Marketing Group
- In-Store
- FSI (SmartSource Magazine)
- Digital
- News Marketing Canada

United States, Canada, United Kingdom, New Zealand and Australia

HarperCollins Publishers

Europe

The Times

The Sunday Times

The Sun

The Wall Street Journal Europe

eFinancialNews

The Times Literary Supplement

Australia

Approximately 140 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail
- Sunday Mail (Brisbane)
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- The Sunday Times (Perth)
- Northern Territory News
- The Cairns Post
- Gold Coast Bulletin
- The Townsville Bulletin

Asia

The Wall Street Journal Asia

HarperCollins India 40%

Papua New Guinea

Post Courier 63%

OTHER

United States

News Corp Digital Media Group
- IGN Entertainment
- AskMen
- Making Fun

Wireless Generation

Hulu 32%

Amplify

Europe

NDS 49%

News Corporation Stations Europe

Australia and New Zealand

News Digital Media

CareerOne.com.au 50%

Realestate.com.au 62%



NEWS CORPORATION

As of June 30, 2012

News Corporation is a diversified global media company, which principally consists of the following:

CABLE NETWORK PROGRAMMING

United States

FOX News Channel
FOX Business Network
Fox Cable Networks
- FX
- Fox Movie Channel
- Fox Regional Sports Networks
- Fox Soccer Channel
- SPEED
- FUEL TV
- FSN
- Fox College Sports

Big Ten Network 51%
Fox Pan American Sports
National Geographic Channel 70%
STATS 50%
Fox Deportes

Australia

Fox Sport Australia 50%

Latin America

LAPTV 78%
Telecine 13%

India

STAR Plus
STAR Utsav
Life OK (Star One)
STAR Gold
STAR World India
STAR Movies India
Channel [V] India
Fox Action Movies
Movies OK
STAR Jalsha
STAR Pravah
Vijay 80.9%
Asianet 74.5%
Asianet Plus 74.5%
Suvarna 74.5%
Sitara 74.5%
STAR CJ Alive 50%
ABP News 26%
ABP Ananda 26%
ABP Majha 26%
Media Pro 25%

Taiwan

STAR Chinese Channel
Channel [V] Taiwan

Hong Kong

Channel V
Star Chinese Movies
Star Chinese Movies 2
Star Movies
Star World
tvN

China

Xing Kong 47%
CMC-News Asia Holdings Limited 47%

Japan

Star Channel Japan 25%

Thailand

Channel [V] Music Thailand 49%

Other Asian Interests

ESPN STAR Sports 50%
Phoenix Satellite Television 18%

Middle East & Africa

Rotana 19%
Moby 33.5%
PT Visi Media Asia TBK 6.69%

International

FOX International Channels
- Fox *Europe, Africa, Asia and Latin America*
- Fox Life *Europe, Asia and Latin America*
- FX *Europe, Africa, Asia and Latin America*
- Fox Crime *Europe and Asia*
- Fox Traveller *Asia*
- Fox Family Movies *Asia*
- Fox Filipino *Asia*
- Fox Retro *Europe and Africa*
- Fox Next *Europe*
- Fox Sports *Europe, Africa and Latin America*
- VOYAGE *Europe*
- BabyTV *Europe, Asia and Latin America*
- UTILISIMA *Latin America*
- SPEED *Latin America*
- Fox Movies Premium *Asia*
- Aquavision *Africa*
- 24 Kitchen *Europe*
- Fox News *Europe*
- Voyage Europe *Europe*
- History Channel (license) *Europe*
- National Geographic International Channels 52%

FILMED ENTERTAINMENT

United States

Fox Filmed Entertainment
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Blue Sky Studios
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television

United States, Europe, Australia, New Zealand

Shine Limited
- Kudos
- Dragonfly
- Princess Productions
- Shine TV
- Shine America
- Metronome Film & Television
- Shine International
- Shine Australia
- Shine France
- Shine Germany
- Shine Iberia
- Bossa Studios
- ChannelFlip

TELEVISION

United States

FOX Broadcasting Company
MyNetworkTV
FOXSports.com
Fox Television Stations

WNYW	New York, NY
WWOR	New York, NY
KTTV	Los Angeles, CA
KCOP	Los Angeles, CA
WFLD	Chicago, IL

GLOBAL ENERGY INITIATIVE

News Corporation is committed to minimizing its environmental impact, growing sustainably, and inspiring others to take action. Through the Global Energy Initiative (GEI), the Company's comprehensive environmental sustainability program, News Corporation has measured its greenhouse gas emissions across all worldwide operations since 2007. This work is overseen by third-party experts at Clear Carbon by Deloitte and independently verified by Cventure LLC. In FY11, the Company's emissions totaled 532,279 metric tons of carbon dioxide equivalents.

As a result of rigorous and transparent measurement, improvements in operational efficiency, investments in renewable energy such as the landmark solar system at Dow Jones, and audience and employee engagement programs such as FOX's 'Green It. Mean It.' and News Limited's One Degree, News Corporation has saved millions of dollars across its operations and supply chain and has been recognized by key third-parties as a leader within its industry and beyond.

To learn more about News Corporation's ongoing efforts, visit www.newscorp.com/energy.



GHG Emisssions by Source
Refrigerants <1%
Onsite Fuel 6%
Business Air Travel 8%
Transport Fuel 8%
Purchased Energy 78%



Emissions (metric tons CO_2e)*
600000
450000
300000
150000
0
FY06 FY07 FY08 FY09 FY10 FY11
Emissions displaced by Green Power purchases

*Reflects gross carbon emissions, excluding carbon credits.

STOCK PERFORMANCE

The following graph compares the cumulative total return to stockholders of a $100 investment in News Corporation's Class A Common Stock and Class B Common Stock for the five-year period from June 30, 2007 through June 30, 2012, with a similar investment in the Standard & Poor's 500 Stock Index and the market value weighted returns of a Peer Group Index and assumes reinvestment of dividends. Since December 29, 2008, News Corporation's Class A Common Stock and Class B Common Stock have been listed and traded on The NASDAQ Global Select Market, its principal market, under the symbols "NWSA" and "NWS", respectively. Prior to December 29, 2008, Class A Common Stock and Class B Common Stock were listed and traded on the New York Stock Exchange ("NYSE") under the symbols "NWS.A" and "NWS", respectively. The Peer Group Index, which consists of media and entertainment companies that represent News Corporation's competitors in the industry, includes The Walt Disney Company, Time Warner Inc., CBS Corporation Class B Common Stock and Viacom Inc. Class B Common Stock.

Cumulative Stockholder Return for Five-Year Period
Ended June 30, 2012



$175
$125
$75
$25
NWSA NWS S&P 500 Peer Group

	6/30/07	6/30/08	6/30/09	6/30/10	6/30/11	6/30/12
NWSA	$100	$71	$44	$58	$ 87	$111
NWS	$100	$67	$47	$62	$ 82	$103
S&P 500	$100	$87	$64	$73	$ 96	$101
Peer Group	$100	$79	$57	$78	$109	$126

DIVERSITY

News Corporation continues to recognize the importance of valuing and serving a diverse marketplace. The Company is committed to cultivating diversity and broadening the opportunity for inclusion in the core areas of Governance, Workforce, Community Engagement, Supplier Diversity, and Business Development. We invite you to review our complete Diversity Statement at www.newscorp.com/corp_gov/diversity.html.

ASX Measurable Objectives and Gender Balance

The Corporate Governance Principles and Recommendations of the Australian Securities Exchange ("ASX") require ASX-listed companies to establish measurable objectives for achieving gender diversity, undertake an annual assessment against the objectives and make related disclosures in the ASX-listed company's Annual Report. News Corporation complies with these Principles and has adopted the following measurable objectives. The Company's progress toward achieving these objectives is also summarized below.

MEASURABLE OBJECTIVES	PROGRESS FY 2012
Board or Board Committee annual assessment of progress toward expanding diversity across the Company's businesses.	In June 2012, the Nominating and Corporate Governance Committee of the Board conducted its review of diversity including a review of international and U.S. efforts, and initiatives by the Company's Corporate Diversity group.
Continuation by Corporate Diversity of its efforts to better understand the diverse audiences the Company serves and to develop initiatives and resources focused on improving diversity across the Company's businesses.	Corporate Diversity, which serves as an internal resource and solution center for our businesses' diversity challenges and opportunities, has continued its work with an External Diversity Council comprised of approximately 20 community leaders who assist the Company with its U.S. diversity efforts. Corporate Diversity plans to add representatives from two women's organizations to the External Diversity Council within the next year.
Continuation by the Company of its focus to improve workplace diversity through talent attraction and development efforts.	The Company has partnered with organizations representing women and diverse communities in media and communications. As a result of these partnerships and other internal programs, the Company provides mentoring services and internships, considers new talent and offers opportunities for leadership training. In Australia, News Limited has adopted certain uniform policies across its businesses which are intended, among other things, to improve workplace diversity.

In the calendar year ending December 31, 2011, women comprised 44% of News Corporation's employees and 25% of News Corporation's senior executives. The membership of the Board is outlined in this Annual Report.


WMHS
WMHS

BOARD OF DIRECTORS

as of June 30, 2012

Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

José María Aznar
President
Foundation for Social Studies and Analysis
Former President of Spain

Natalie Bancroft
Director, News Corporation

Peter L. Barnes
Chairman
Ansell Limited

James Breyer
Partner
Accel Partners

Chase Carey
Deputy Chairman, President
and Chief Operating Officer
News Corporation

David F. DeVoe
Chief Financial Officer, News Corporation

Viet Dinh
Professor of Law
Georgetown University Law Center

Sir Roderick I. Eddington
Non-Executive Chairman,
Australia and New Zealand
J.P. Morgan

Joel Klein
Executive Vice President, News Corporation
Chief Executive Officer, Amplify

Andrew S.B. Knight
Director
News Corporation

James R. Murdoch
Deputy Chief Operating Officer
Chairman and CEO, International
News Corporation

Lachlan K. Murdoch
Executive Chairman
Illyria Pty Ltd

Arthur M. Siskind
Senior Advisor to the Chairman
News Corporation

John L. Thornton
Professor and Director of the Global
Leadership Program and Chairman
of the Advisory Board
Tsinghua University School of Economics
and Management in Beijing

Stanley S. Shuman (Director Emeritus)
Managing Director
Allen & Company LLC

EXECUTIVE OFFICERS

as of June 30, 2012

Rupert Murdoch
Chairman and Chief Executive Officer

Chase Carey
Deputy Chairman, President and
Chief Operating Officer

James R. Murdoch
Deputy Chief Operating Officer
Chairman and CEO, International

David F. DeVoe
Chief Financial Officer

Gerson Zweifach
Senior Executive Vice President and
Group General Counsel

SUPPLEMENTAL INFORMATION

Corporate Secretary
Laura A. Cleveland

Head Office
1211 Avenue of the Americas,
New York, NY 10036
Telephone 1 (212) 852 7000

Registered Office – U.S.
1209 Orange Street
Wilmington, DE 19801

Registered Office – Australia
2 Holt Street, Sydney, N.S.W.
Australia 2010

News Corporation is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares. The acquisition of shares in News Corporation is subject to Delaware law and applicable United States securities laws.

Auditors
Ernst & Young LLP

Share Listings
Class A Common Stock and Class B
Common Stock
The NASDAQ Global Select Market
Australian Stock Exchange Limited
The London Stock Exchange

Share Registers
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Telephone 1 (781) 575 2879 (Outside the U.S.)
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Computershare Investor Services Pty Ltd
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Telephone 61 (3) 9415 4167 (Outside
Australia)

Computershare Investor Services plc
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United Kingdom
Telephone 44 (870) 702 0002

Annual Report and Form 10-K Requests
United States:
1211 Avenue of Americas,
New York, NY 10036
Telephone 1 (212) 852 7059

Australia:
2 Holt Street, Surry Hills, NSW,
Australia 2010
Telephone 61 (2) 9288 3255

United Kingdom:
3 Thomas More Square,
London E98 1XY
United Kingdom
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

For Further Information
www.newscorp.com/investor/information_request.html

News Corporation Notice of Meeting
A separate Notice of Meeting and Proxy Statement for News Corporation's 2012 Annual Meeting of Stockholders accompany this Annual Report.

The interactive version of the News Corporation 2012 Annual Report can be found at:
www.newscorp.com





1211 Avenue of the Americas
New York, NY 10036
www.newscorp.com